As filed with the Securities and Exchange Commission on July 28, 2003

Registration No. 333-105560

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

on

FORM S-3

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

HEWITT ASSOCIATES, INC.

(Exact name of registrant as specified in its charter)

Delaware	8742	47-0851756
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

100 Half Day Road

Lincolnshire, Illinois 60069

(847) 295-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John M. Ryan

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

(847) 295-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to

Helen R. Friedli, P.C. Eric Orsic McDermott, Will & Emery 227 W. Monroe Street Chicago, IL 60606 (312) 372-2000	Stephen H. Shalen William F. Gorin Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 28, 2003.

9,850,000 Shares

Class A Common Stock

All of the shares of common stock of Hewitt Associates, Inc. in the offering are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of the shares. We have agreed to pay for the expenses of the offering.

Our class A common stock is quoted on the New York Stock Exchange under the symbol “HEW”. The last reported sale price of class A common stock on July 25, 2003 was $26.79 per share.

See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds to the selling stockholders	$	$

To the extent that the underwriters sell more than 9,850,000 shares of class A common stock, the underwriters have the option to purchase up to an additional 1,477,500 shares from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                         , 2003.

Goldman, Sachs & Co.

Banc of America Securities LLC

Citigroup

JPMorgan

UBS Investment Bank

Wachovia Securities

Prospectus dated                     , 2003.

Hewitt

Our Mission

To excel at helping our clients and their people succeed together.

Our Values

PEOPLE We treat people with respect and dignity. We build positive, trusting relationships through open communication, sharing, and valuing diverse perspectives.

EXCELLENCE We have the responsibility to deliver quality and innovation in our work through personal initiative and continuous development of skills and knowledge, with strong support from the firm.

COLLABORATION/TEAMWORK Teamwork leverages our individual talents to serve our clients and their people exceptionally well. "Win-win" relationships are our goal as we work with clients, other associates, business partners, and service providers.

INTEGRITY Ethical behavior, honesty, and integrity are fundamental characteristics of our conduct in all aspects of our work.

Our Vision

To be the most influential advisor and leading service provider in the people business—and as a result, have the best organizations and individuals want to work with us.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the class A common stock. You should read this entire prospectus carefully, especially the risks of investing in the class A common stock discussed under “Risk Factors” on pages 10 through 20 and the consolidated and combined financial statements and notes to those consolidated and combined financial statements, before making an investment decision. We use the term “Hewitt”, “the Company”, “we”, “us”, and “our” in this prospectus to refer to the business of Hewitt Associates, Inc. and its subsidiaries and, with respect to the period prior to May 31, 2002, the business of Hewitt Associates LLC, its subsidiaries and its then affiliates, Hewitt Financial Services LLC and Sageo LLC. We use the term “Hewitt Holdings’ owners” in this prospectus to refer to the individuals who are members of Hewitt Holdings LLC, most of whom are our employees. We use the term “initial stockholders” in this prospectus to refer to Hewitt Holdings’ owners and the former partners of Bacon & Woodrow, an actuarial and benefits consulting firm in the United Kingdom which we acquired on June 5, 2002. We use the term “key employees” to refer to those employees of Hewitt Associates who received key employee stock awards in connection with our initial public offering and the key employees of Bacon & Woodrow who received class A common stock in connection with our acquisition of Bacon & Woodrow.

The shares of common stock offered by the selling stockholders consist of class A common stock. If a selling stockholder currently owns shares of class B common stock and/or class C common stock, such shares will be converted into shares of class A common stock immediately prior to the offering to the extent that the selling stockholder sells those shares in the offering.

All references to years in this prospectus, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to “2002” or “fiscal 2002” means the twelve-month period that ended September 30, 2002.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of 1,477,500 additional shares of class A common stock from the initial stockholders.

Hewitt

Hewitt is a leading global provider of human resources outsourcing and consulting services. Our mission is to excel, around the world, at helping our clients and their people succeed together. In fiscal 2002, which marked our 41st consecutive year of revenue growth, we provided services to more than 2,000 clients. We believe that we are well-positioned to continue our growth in a business environment that is characterized by a growing recognition of the critical importance of human resources, increasingly complex human resources challenges and rapid technological change.

In 2002, 65% of our net revenues were generated in our outsourcing business and 35% of our net revenues were generated in our consulting business. As illustrated in the diagram below, our outsourcing business is comprised of three core benefits administration services, our new payroll administration service and our workforce management solution. Our consulting business is comprised of three core service areas.

Through our outsourcing business, we apply our human resources expertise and employ our integrated technology systems to administer our clients’ human resources programs: benefits, payroll and workforce management. We assume and automate the resource-intensive processes required to administer our clients’ human resources programs, and we provide on-line tools and information that support decision-making and transactions by our clients and their employees. We enable companies to streamline their human resources administration and processes in order to enhance effectiveness and reduce costs, and to employ web-based technologies to automate processes and transactions. With the information and tools that we provide, our clients are able to optimize the return on their benefits, payroll, and human resources investments.

Our benefits outsourcing services include health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). Our recent acquisition of Cyborg Worldwide, Inc., the parent of Cyborg Systems, Inc. (“Cyborg”) expands our outsourcing service offering to include payroll administration, allows us to provide our clients with a stand-alone payroll service and, importantly, enables us to offer a comprehensive range of human resources outsourcing services. Our payroll services include installed payroll software and fully outsourced processing. Our workforce management services include workforce administration, compensation, recruiting and staffing, talent management, performance management, and learning and development.

To date, we have provided our outsourcing services primarily to companies with complex human resources programs and over 10,000 employees. As of March 31, 2003, we were providing benefit outsourcing services to approximately 200 clients (typically through three-to five-year contracts) representing a total of approximately 330 benefit services. We define a benefit outsourcing client as a company that has outsourced to us the administration of one or more of the three core benefit services. We define a benefit service as any one of the three benefit administration services that we provide for a client. As a result, for clients who offer health and welfare, defined contribution and defined benefit programs, we have the opportunity to provide three benefit services. We are focused on developing deep client relationships and establishing ourselves as the outsourcer of choice across all of our outsourcing services. We have grown our outsourcing revenues by both expanding existing client relationships and adding new clients.

Through our consulting business, we provide a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans and broader human resources programs and processes. Our consulting clients include a diverse base of companies, many of which have been clients for a long time. We have grown our consulting revenues by both expanding existing client relationships and adding new clients. Of our 100 largest consulting clients in 2002 (ranked by revenues), 92 were consulting clients in each of the last five years.

We believe that our leadership in outsourcing and consulting and our ability to provide integrated solutions across and within both businesses are important competitive advantages. With our full range of services, we are able to leverage the data and knowledge we gain through outsourcing to provide a more comprehensive and market-based solution in our consulting business. Likewise, we utilize the expertise developed through our consulting business to meet the specific objectives of our outsourcing clients through high-value, cost-effective solutions.

Our Competitive Strengths

We believe the following strengths distinguish us from our competitors:

Demonstrated ability to provide integrated human resources outsourcing and consulting services. The depth and breadth of our human resources expertise spans both outsourcing and consulting, differentiating us from our competitors, most of which offer either human resources outsourcing or consulting services.

Outsourcing leadership through a combination of experience, execution and technology. We have provided outsourced benefit plan recordkeeping for approximately 20 years. In 1991, we introduced Total Benefit Administration™, which we believe is the first technology platform for outsourcing the administration of the three major benefit service areas in an integrated fashion. Based on our knowledge of the marketplace and the number of participants that we serve, we believe we are the leading provider of outsourced benefit administration services for both health and welfare and defined benefit programs and the largest provider of outsourced defined contribution administration services that is not also an asset manager.

Human resources innovator. We are viewed as an innovator in areas critical to the human resources field, including benefit plan design and assessment, technology applications and plan sponsor and participant decision support.

Long-standing relationships with many of the world’s largest corporations. We work with senior management at many large organizations. In 2002, we served 288 of the Fortune 500. Of our 100 largest clients in 2002 (ranked by revenues), 90 were clients in each of the last five years.

Significant recurring revenues. The nature of our business, our deep understanding of our clients’ strategies and our long-standing client relationships produce significant recurring revenues. In our outsourcing business, we utilize long-term (typically three-to five-year) contracts and experience high renewal rates. In our consulting business, we also enjoy a high level of recurring work because of our clients’ annual needs for certain of our services.

Distinctive, integrated solutions to serve our clients in the rapidly changing health benefit management area. We take a comprehensive approach to providing health benefit management services and help clients develop and implement health benefit strategies that are aligned with their business strategies.

Proven technology platform. The size of our outsourcing business enables us to efficiently develop leading-edge technology systems that are flexible to meet our clients’ varying needs and that are secure and redundant to ensure the protection of their employees’ sensitive data.

Distinctly collaborative culture and highly dedicated team. The foundation of our culture is our “one-firm firm” approach that we believe enables us to effectively serve our clients and attract and retain talented employees. Our 8 executive officers have been with us for an average of 20 years.

Our Strategy for Growth

To serve our clients and grow our business, we are aggressively pursuing the following strategic initiatives:

Expand relationships with existing clients. As a result of the breadth and quality of our service offering and our understanding of our clients’ needs, we are well-positioned to provide additional services to existing clients. As of March 31, 2003, we were providing all three benefit services to fewer than 35 of our approximately 200 outsourcing clients. Of our top 100 consulting clients in 2002 (ranked by revenues), 92 were consulting clients in each of the last five years.

Continue to penetrate our outsourcing target market. We have targeted large companies with complex benefit programs. These companies are increasingly outsourcing human resources and benefits processes and programs, and we believe that we are well-positioned to continue to capitalize on this trend.

Continue to extend our service offering. We intend to continue our history of evolving to meet our clients’ needs. Our recent acquisition of Cyborg expands our outsourcing service offering to include payroll administration. We believe that the introduction of payroll services enables us to create comprehensive solutions for our benefits outsourcing and workforce management clients and allows us to more fully address our clients’ needs for a payroll solution on both a stand-alone and integrated basis.

Address the growing, complex and changing needs for health benefit management services. Employers are challenged by rising health care costs, the growing complexity of health benefit programs, changing regulatory requirements and increasing demands from their employees for choice, information and responsiveness. Our integrated health benefit management approach enables us to provide high-value, cost-effective solutions to these challenges for our clients.

Provide outsourcing services to mid-sized companies. To date, the primary focus of our outsourcing business has been on companies with at least 10,000 employees. We believe that we have the opportunity to expand our business to serve companies with 1,000 to 10,000 employees in an efficient and cost-effective manner.

Establish new business alliances. We will continue to explore alliances that could provide us with business expansion opportunities in and beyond our historical target markets such as our recent partnership with National City Corporation to provide 401(k) administration services to its clients.

Grow our business outside the United States. With offices in 37 countries as of March 31, 2003, we are well-positioned to meet the growing demand for our services outside the United States.

Risks Relating to Our Business and the Offering

As part of your evaluation of us, you should take into account the risks we face in our business. These risks include, but are not limited to:

•	Our initial stockholders, directly or through Hewitt Holdings, will control approximately 71% of our common stock after consummation of the offering and effectively control all matters submitted to a vote of our stockholders. Most of our initial stockholders are also our employees and their interests may differ from the interests of our other stockholders.

•	Continued softness in the global economy may affect our clients and our business and the competitive environment in which we operate may require us to reduce our prices to compete for clients’ business, which may have an adverse effect on our financial performance.

You should be aware that there are additional risks in investing in our class A common stock, including risks relating to the number of shares eligible for future sale, which could cause our stock price to decline, and the provisions of our certificate of incorporation, by-laws and Delaware law which may make an acquisition of us more difficult. For more information about these and other risks, we refer you to “Risk Factors”. You should carefully consider all of the risk factors together with all of the other information included in this prospectus.

Our Corporate Information

Our principal executive offices are located at 100 Half Day Road, Lincolnshire, Illinois 60069, and our telephone number at that address is (847) 295-5000. As of March 31, 2003, we served our clients through 77 offices in 28 countries and operated 9 offices in 9 additional countries and territories through minority interests and joint ventures. We maintain a website at www.hewitt.com. Information contained on our website does not constitute part of this prospectus.

Recent Developments

Third Quarter 2003 Earnings

On July 22, 2003, we issued a press release announcing our results for our third quarter ended June 30, 2003. Our net revenues (revenues before reimbursements) increased 15% in the third quarter ended June 30, 2003 to $494.9 million, from $430.1 million in the third quarter of fiscal 2002.

Outsourcing net revenues increased 10% in the third quarter ended June 30, 2003 to $304.1 million, from $277.1 million in the third quarter of fiscal 2002, primarily as a result of revenues from new benefits outsourcing clients, our workforce management service offering and our recent acquisitions of Cyborg and NTRC (described below under “Recent Acquisitions”). Excluding these acquisitions, outsourcing revenues increased 8%.

Consulting net revenues increased 25% in the third quarter ended June 30, 2003 to $190.8 million, from $153.0 million in the third quarter of fiscal 2002, primarily as a result of the inclusion of revenues from the Bacon & Woodrow acquisition for the entire quarter in 2003, favorable foreign currency translation, and the acquisition of the remaining interest in a Dutch affiliate. Excluding the effect of these acquisitions and foreign currency translation, revenues were approximately even with the third quarter of fiscal 2002.

Our operating income for the third quarter ended June 30, 2003 was $48.4 million compared to $49.6 million in the comparable prior year quarter. The third quarter ended June 30, 2003 included $5.6 million of expenses related to the one-time, IPO-related grant of restricted stock to employees compared to $1.1 million in the quarter ended June 30, 2002. The third quarter ended June 30, 2002 also included $26.1 million of non-recurring expenses related to our transition to a corporate structure. We estimate that we would have incurred an additional approximately $26.9 million of compensation expense in the quarter ended June 30, 2002, had we operated as a corporation for the entire quarter.

Outsourcing segment income (which excludes shared services costs not allocated to segments) for the third quarter ended June 30, 2003 was $59.6 million, compared to $61.4 million in the comparable prior-year quarter. We estimate that we would have incurred an additional approximately $5.4 million of compensation expense in the quarter ended June 30, 2002, had we operated as a corporation for the entire quarter.

Consulting segment income (which excludes shared services costs not allocated to segments) for third quarter ended June 30, 2003 was $36.4 million, compared to $51.9 million in the comparable prior-year quarter. We estimate that we would have incurred an additional approximately $14.3 million of compensation expense in the quarter ended June 30, 2002, had we operated as a corporation for the entire quarter.

Our net income for the third quarter ended June 30, 2003 was $26.4 million compared to $22.4 million for the third quarter ended June 30, 2002.

Recent Acquisitions

On June 5, 2003, we acquired Cyborg, a global provider of human resources management software and payroll services. The purchase price consisted of approximately $43 million in cash, with additional performance-related payments through fiscal 2006 of up to a maximum aggregate amount of $30 million.

On June 15, 2003, we acquired substantially all of the assets of Northern Trust Retirement Consulting LLC, Northern Trust Corporation’s retirement consulting and administration business (“NTRC”), which provides retirement consulting and actuarial services and defined benefit, defined contribution and retiree health and welfare administration services, for approximately $18 million in cash. We have also agreed to work with Northern Trust Corporation to, on a non-exclusive basis, recommend Northern Trust Corporation’s custody, trustee and benefit payment services to our clients and prospective clients and Northern Trust Corporation has agreed to recommend our outsourcing services to their clients and prospective clients.

The Offering

Hewitt’s common stock consists of class A common stock, class B common stock and class C common stock. The economic rights of each class are identical and each share of common stock entitles its holder to one vote. Each share of the class B common stock and class C common stock is convertible into class A common stock on a share-for-share basis upon transfer to certain persons. The shares of common stock offered by the selling stockholders consist of class A common stock. If a selling stockholder currently owns shares of class B common stock and/or class C common stock such shares will be converted into shares of class A common stock immediately prior to the offering to the extent that the selling stockholder sells these shares in the offering. We refer you to “Description of Capital Stock”.

Common stock offered by selling stockholders	9,850,000 shares of class A common stock

Common stock to be outstanding immediately following the offering	28,993,506 shares of class A common stock (1)(2)

64,772,474 shares of class B common stock (2)

  4,730,637 shares of class C common stock (2)

Voting Rights

The holders of class A common stock, class B common stock and class C common stock have one vote per share. All shares of class B common stock and class C common stock are voted together in accordance with a majority of the votes cast by the holders of class B common stock and class C common stock, voting together as a group. We refer you to “Description of Capital Stock”.

Dividend Policy	We do not anticipate paying dividends on our common stock.

Use of Proceeds

The selling stockholders will receive proceeds from the offering of approximately $       million. We will not receive any proceeds from the sale of shares in the offering. We have agreed to pay the expenses of the offering pursuant to the registration rights agreement. We refer you to “Certain Relationships and Related Transactions—Restrictions on Common Stock—Registered Secondary Sales”.

Risk Factors	For a discussion of factors you should consider before buying shares of our class A common stock, we refer you to “Risk Factors”.

New York Stock Exchange Symbol	“HEW”

(1)	Includes (i) 9,850,000 shares sold in the offering and (ii) 2,651,982 shares of restricted stock and restricted stock units (which entitle the holder to receive shares of class A common stock) outstanding under our global stock plan as of July 1, 2003. Excludes (i) 7,826,069 shares underlying options outstanding under our global stock plan as of July 1, 2003 and (ii) 11,564,799 additional shares reserved for issuance under our global stock plan. We refer you to “Management—Global Stock Plan”.

(2)	Assumes no exercise of the underwriters’ over-allotment option. To the extent the underwriters exercise the over-allotment option, up to an aggregate of 1,477,500 additional shares of class B common stock and class C common stock will be converted into shares of class A common stock.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA

The table below sets forth summary historical combined and consolidated and summary pro forma financial data for the periods indicated. The income statement data for the years ended September 30, 2001 and 2002, and the balance sheet data as of September 30, 2001 and 2002, are derived from our financial statements that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. The income statement data for the years ended September 30, 1999 and 2000, and the balance sheet data as of September 30, 2000, are derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants, of which the September 30, 2000 income statement data are included elsewhere in this prospectus. The income statement data for the six months ended March 31, 2002 and 2003, and the balance sheet data as of March 31, 2003, are derived from our unaudited financial statements, included elsewhere in this prospectus. The income statement data for the year ended September 30, 1998, the balance sheet data as of September 30, 1998 and 1999, and as of March 31, 2002, are derived from our unaudited financial statements not included in this prospectus. Our unaudited financial statements have been prepared on the same basis as our audited statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly our combined and consolidated results of operations and financial position for the periods and at the dates presented. The pro forma data have been derived from the “Pro Forma Results of Operations” included elsewhere in this prospectus and reflect adjustments for our transition to a corporate structure, the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow and our initial public offering, as if these events had occurred at the beginning of fiscal 2002. It is important that you read this information together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and the notes thereto included elsewhere in this prospectus. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or for any future period.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA (Continued)

	Year Ended or As Of September 30,						Six Months Ended or As Of March 31,
	Historical (1)					Pro Forma as Adjusted	Historical (1)	Pro Forma as Adjusted	Historical
	1998	1999	2000 (2)	2001 (2)	2002 (3)	2002	2002	2002	2003 (3)
	(in millions, except share and per share data)
Income Statement Data:
Revenues before reimbursements (net revenues)	$852	$1,058	$1,281	$1,476	$1,716	$1,807	$813	$880	$958
Reimbursements	24	32	25	26	34	37	13	15	28

Total revenues	876	1,090	1,306	1,502	1,750	1,844	826	895	986
Operating income before non-recurring software charge (4)	151	161	182	212	240	135	162	35	74
Non-recurring software charge (4)	—	—	—	26	—	—	—	—	—
Operating income	151	161	182	186	240	135	162	35	74
Income before taxes and owner distributions (1)	143	156	182	183	—	—	153	—	—
Net income	—	—	—	—	$190	$71	—	$16	$38
Earnings (Loss) Per Share Data (5):
Earnings (loss) per share:
—basic	—	—	—	—	$(0.27)	$0.76	—	$0.18	$0.41
—diluted	—	—	—	—	$(0.27)	$0.74	—	$0.17	$0.40
Weighted average shares:
—basic	—	—	—	—	85,301,042	93,247,202	—	91,351,174	94,096,400
—diluted	—	—	—	—	85,301,042	96,349,345	—	96,722,284	96,804,889
Balance Sheet Data:
Cash and cash equivalents	$6	$11	$16	$61	$136	—	$56	—	$149
Working capital	104	95	138	207	200	—	192	—	268
Total assets	477	574	703	701	1,219	—	663	—	1,252
Debt and capital lease obligations, less current portion	149	91	153	172	236	—	163	—	229
Total owners’ capital	156	237	243	259	—	—	235	—	—
Total stockholders’ equity	—	—	—	—	$533	—	—	—	$611

(1)	Prior to our transition to a corporate structure on May 31, 2002, we operated as a limited liability company. In such form, Hewitt Holdings’ owners were compensated through distributions of income and we did not incur corporate income tax. Accordingly, our historical results for fiscal years 1998 through 2001 and the six months ended March 31, 2002 do not include (i) compensation for services rendered by Hewitt Holdings’ owners or (ii) corporate income tax expense. Our historical results for fiscal 2002 include these items only from the date of our transition to a corporate structure on May 31, 2002 through September 30, 2002. As a result, our income before taxes and owner distributions is not comparable to net income of a corporation.
(2)	Historical results include the results of Sageo shown in the table on page 30. The results of Sageo reduced operating income by $21 million and $73 million for the fiscal years 2000 and 2001, respectively.
(3)	On June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow and their results are included in our historical results from the acquisition date.
(4)	Non-recurring software charge related to the discontinuation of the Sageo website. We refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sageo”.
(5)	Loss per share for fiscal 2002 is calculated based on the net loss incurred for the period from May 31, 2002, the date on which our transition to a corporate structure was completed, through September 30, 2002. Similarly, common stock is weighted from the dates of issuance and not from the beginning of fiscal 2002.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. The following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, could materially and adversely affect our business, financial condition and results of operations. In that event, the trading price of our class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

The outsourcing and consulting markets are highly competitive, and if we are not able to compete effectively our revenues and profit margins will be adversely affected.

The outsourcing and consulting markets in which we operate include a large number of service providers and are highly competitive. Many of our competitors are expanding the services they offer in an attempt to gain additional business. Some of our competitors have greater financial, technical and marketing resources, larger customer bases, greater name recognition, stronger international presence and more established relationships with their customers and suppliers than we have. Larger and better capitalized competitors may be better able to respond to the need for technological changes, price their services more aggressively, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share generally.

Our current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address client needs. New competitors or alliances among competitors could emerge and gain significant market share and some of our competitors may have or may develop a lower cost structure, adopt more aggressive pricing policies or provide superior services that gain greater market acceptance than the services that we offer or develop. In order to respond to increased competition and pricing pressure, we may have to lower our prices, which would have an adverse effect on our revenues and profit margin. In addition, companies may choose not to outsource their benefits administration, which could have an adverse affect on our revenue growth.

A significant or prolonged economic downturn could have a material adverse effect on our revenues and profit margin.

Our results of operations are affected directly by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. The continuing economic slowdown in some markets, particularly in the United States, has caused a reduction in capital expenditures and technology and associated discretionary spending by our clients resulting in a recent reduction in our revenue growth rate. If economic conditions do not recover or deteriorate further, we may experience a further reduction in the growth of new business as well as a reduction in existing business, which may have an adverse effect on our business, financial condition and results of operations. We may also experience decreased demand for our services as a result of postponed or terminated outsourcing of human resources functions, budget reductions for outside consultants, or reductions in the size of our clients’ workforce (and consequently a reduction in participants). Reduced demand for our services could increase price competition. If our clients enter bankruptcy or liquidate their operations, our revenues could be adversely affected. Our revenues under many of our outsourcing contracts depend upon the number of participants in our clients’ employee benefit plans and could be affected by layoffs.

The profitability of our engagements with clients may not meet our expectations.

Unexpected costs or delays could make our outsourcing contracts or our consulting engagements less profitable than anticipated. When making proposals for outsourcing or consulting engagements,

we estimate the costs associated with such engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could have an adverse effect on our profit margin.

In our outsourcing business, cost overruns or early contract terminations could cause our business to be less profitable than anticipated. At the beginning of each new outsourcing arrangement, we undertake an implementation process whereby we gather, test and input client data and customize our systems. We estimate the cost of this process, and our clients typically agree to pay a fixed amount to cover part of our expenses. If our actual implementation expense exceeds our estimate or if the ongoing cost of servicing a client is greater than we had anticipated, the particular contract will be less profitable than we expected. While our outsourcing clients typically sign contracts with three-to five-year terms, these contracts are terminable at any time, with or without cause, by our clients upon 90 to 180 days written notice. Our clients are required to pay an early termination fee; however, in many cases, this amount may not be sufficient to fully compensate us for the profit we would have received from the cancelled contract.

Our consulting clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for or may cancel or delay additional stages of a project. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, such as the business or financial condition of the client or general economic conditions. When engagements are terminated, we lose the associated revenues and we may not be able to eliminate associated costs or redeploy the affected employees in a timely manner to minimize the negative impact on profitability.

The loss of a significantly large client or several clients could have a material adverse effect on our revenues.

Although no one client comprised more than 10% of our net revenues in fiscal 2002, the loss of a significantly large client or several clients could adversely impact our revenues and profitability. Our largest clients employ us for outsourcing services. As a result, given the amount of time needed to implement new outsourcing clients, there is no assurance that we would be able to promptly replace the revenues lost if a significantly large client or several clients terminated our services or decided not to renew their contract with us.

We may have difficulty integrating or managing acquired businesses, which may harm our financial results or reputation in the marketplace.

Our expansion and growth may be dependent in part on our ability to make acquisitions. The risks we face related to acquisitions include that we could overpay for acquired businesses, face integration challenges and/or have difficulty finding appropriate acquisition candidates. If our recent acquisitions of Cyborg and NTRC are not successfully integrated, our revenues and profitability could be adversely affected.

We may pursue additional acquisitions in the future, which may subject us to a number of risks, including;

•	diversion of management attention;

•	amortization and potential impairment of intangible assets, which could adversely affect our reported results;

•	inability to retain the management, key personnel and other employees of the acquired business;

•	potential dilutive effect on our earnings;

•	inability to establish uniform standards, controls, procedures and policies;

•	inability to retain the acquired company’s clients;

•	exposure to legal claims for activities of the acquired business prior to acquisition; and

•	inability to effectively integrate the acquired company and its employees into our organization.

We may not be successful in identifying appropriate acquisition candidates or consummating acquisitions on terms acceptable or favorable to us. We may not succeed at integrating or managing acquired businesses or in managing the larger company that results from these acquisitions. Client dissatisfaction or performance problems, whether as a result of integration or management difficulties or otherwise, could have an adverse impact on our reputation. In addition, any acquired business could significantly underperform relative to our expectations.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services.

The areas in which we provide outsourcing and consulting services are the subject of government regulation which is constantly evolving. Changes in government regulations in the United States, our principal geographic market, affecting the value, use or delivery of benefits and human resources programs, including changes in regulations relating to health and welfare (such as medical) plans, defined contribution (such as 401(k)) plans, defined benefit (such as pension) plans or payroll delivery, may adversely affect the demand for or profitability of our services. In addition, our growth strategy includes a number of global expansion objectives which would further subject us to applicable laws and regulations of countries outside the United States. If we are unable to adapt our services to applicable laws and regulations, our ability to provide effective outsourcing and consulting services in these areas will be substantially diminished.

Our business will be negatively affected if we are not able to keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

Our future success depends, in part, on our ability to develop and implement technology solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and our ideas may not be accepted in the marketplace. Also, products and technologies developed by our competitors may make our service or product offerings noncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our ability to obtain and complete important client engagements.

Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their employees and our ability to deliver the efficiencies and convenience afforded by technology. If growth in the use of technology does not continue, demand for our services may decrease. Use of new technology for commerce generally requires understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that would not utilize their existing personnel and infrastructure.

The effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. If we cannot offer new technologies as quickly as our competitors, we could lose market share. We also could lose market share if our competitors develop more cost-effective technologies than we offer or develop.

If our clients or third parties are not satisfied with our services, we may face damage to our professional reputation or legal liability.

We depend to a large extent on our relationships with our clients and our reputation for high-quality outsourcing and consulting services. As a result, if a client is not satisfied with our services or products, it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships.

Professional service providers, including those in the human resources outsourcing and consulting industry, are increasingly subject to legal liability claims. Clients and third parties who are dissatisfied with our services or who claim to suffer damages caused by our services have brought and may bring lawsuits against us. Defending lawsuits arising out of any of our services could require substantial amounts of management attention, which could adversely affect our financial performance. In addition to client liability, governmental authorities may impose penalties in respect of our errors or omissions and may preclude us from doing business in the relevant jurisdiction. In addition to the risks of liability exposure and increased costs of defense and insurance premiums, claims arising from our professional services may produce publicity that could hurt our reputation and business.

The nature of our work, especially our actuarial services, involves assumptions and estimates concerning future events, the actual outcome of which we cannot know with certainty in advance. In addition, we could make computational, software programming or data management errors. Further, a client may claim it suffered losses due to reliance on our consulting advice. Our exposure to liability on a particular engagement may be greater than the profit opportunity of the engagement. For example, possible claims might include:

•	client’s assertion that actuarial assumptions used in a pension plan were unreasonable, contributing to plan underfunding;

•	a claim arising out of the use of inaccurate data, late payments or incorrect payments or programming or processing errors; or

•	a claim that an employee benefit plan was poorly designed, leading to incorrect payments to beneficiaries or noncompliance with applicable law.

We depend on our employees; the loss of key employees could damage or result in the loss of client relationships and adversely affect our business.

Our success and ability to grow are dependent, in part, on our ability to hire and retain large numbers of talented people. We compete against many companies to attract our employees. The inability to attract qualified employees in sufficient numbers to meet demand or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues.

Our success largely depends upon the business generation capabilities and project execution skills of our employees. In particular, our employees’ personal relationships with our clients are an important element of obtaining and maintaining client engagements. Losing employees who manage substantial client relationships or possess substantial experience or expertise could adversely affect our ability to secure and complete engagements, which would adversely affect our results of operations.

In addition, if any of our key employees were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services. Clients or other companies seeking to develop in-house services similar to ours also could hire our key employees. Such hiring would not only result in our loss of key employees but also could result in the loss of a client relationship or a new business opportunity.

In connection with our initial public offering and our transition to a corporate structure, employees, other than Hewitt Holdings’ owners, received grants of restricted stock or stock options. Since our initial public offering, we have also made, and anticipate making in the future, other equity-based awards to our employees. The incentives to attract, retain and motivate employees provided by these awards may not be effective.

Our global operations and expansion strategy pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.

As of March 31, 2003, we had a total of 77 offices in 28 countries and operated 9 additional offices in 9 countries and territories through minority interests and joint ventures. In fiscal 2002, approximately 90% of our revenues were attributable to activities in the United States and approximately 10% of our revenues were attributable to our activities in Europe, Canada, the Asia-Pacific region and Latin America. For the six months ended March 31, 2003, following the acquisition of the benefits consulting business of Bacon & Woodrow in June 2002, revenues attributable to activities outside the United States increased such that over 80% of our revenues were attributable to the United States with less than 20% attributable to our activities in Europe, Canada, the Asia-Pacific region and Latin America. Continued penetration of markets beyond the United States is an important component of our growth strategy. A number of risks may inhibit our international operations and prevent realization of our global expansion objectives, including:

•	insufficient demand for our services in foreign jurisdictions, which may be due to applicable laws and regulations or benefit practices in such jurisdictions;

•	the burdens of complying with a wide variety of foreign laws and regulations;

•	multiple and possibly overlapping and conflicting tax laws;

•	restrictions on the movement of cash;

•	political instability and international terrorism;

•	currency fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

If we fail to establish and maintain alliances for developing, marketing and delivering our services, our ability to increase our revenues and profitability may suffer.

Our growth depends, in part, on our ability to develop and maintain alliances with businesses such as brokerage firms, financial services companies, health care organizations, insurance companies, business process outsourcing organizations and other companies in order to develop, market and deliver our services. If our strategic alliances are discontinued or we have difficulty developing new alliances, our ability to increase or maintain our client base may be substantially diminished.

We have only a limited ability to protect the intellectual property rights that are important to our success, and we face the risk that our services or products may infringe upon the intellectual property rights of others.

Our future success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. Existing laws of some countries in which we provide or intend to provide services or products may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights. Protecting our intellectual property rights may also consume significant management time and resources.

We cannot be sure that our services and products, or the products of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, result in financial liabilities and prevent us from offering some services or products. We have generally agreed in our outsourcing contracts to indemnify our clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may not be able to enter into these royalty or licensing arrangements on acceptable terms. Any limitation on our ability to provide a service or product could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

We rely on our computing and communications infrastructure and the integrity of these systems, and our revenue growth depends, in part, on our ability to use the Internet as a means of delivering human resources services.

We rely on the Internet as a key mechanism for delivering our services to our clients and achieving efficiencies in our service model. Our clients may not be receptive to human resources services delivered over the Internet due to concerns regarding transaction security, user privacy, the reliability and quality of Internet service and other reasons. Our clients’ concerns may be heightened by the fact we use the Internet to transmit extremely confidential information about our clients and their employees, such as compensation, medical information and social security numbers. In addition, the Internet has experienced, and is expected to continue to experience, significant growth in the number of users and volume of traffic. As a result, its performance and reliability may decline. In order to maintain the level of security, service and reliability that our clients require, we may be required to make significant investments in our on-line means of delivering human resources services. In addition, websites and proprietary on-line services have experienced service interruptions and other delays occurring throughout their infrastructure. If these outages or delays occur frequently in the future, Internet usage as a medium of exchange of information could grow more slowly or decline and the Internet might not adequately support our web-based tools. The adoption of additional laws or regulations with respect to the Internet may impede the efficiency of the Internet as a medium of exchange of information and decrease the demand for our services. If we cannot use the Internet effectively to deliver our services, our revenue growth and results of operation may be impaired.

In addition, major catastrophes and other similar problems may cause us to lose client data and materially adversely interrupt our operations. We currently conduct substantially all of our processing at our headquarters in Lincolnshire, Illinois with dual data centers that serve as back-up located in separate locations in Lincolnshire. In the event of a disaster, we have developed business continuity plans. Our disaster recovery procedures, however, may not be sufficient, and the data recovered may not be sufficient for the administration of our clients’ human resources programs and processes.

We rely on third parties to provide services and their failure to perform the service could do harm to our business.

As part of providing services to clients, we rely on a number of third-party service providers. These providers include, but are not limited to, plan trustees responsible for transferring funds to employees or on behalf of employees, and providers of data and information, such as health plan providers, investment managers and investment advisers, that we work with to provide information to clients’ employees. Failure of third party service providers to perform in a timely manner could result in contractual or regulatory penalties, liability claims from clients and/or employees, damage to our reputation and harm to our business.

Risks That Relate to Our Financial Results and Our Independent Public Accountants

Our profitability will suffer if we are not able to maintain our prices and control our costs, including staffing costs.

Our profit margin, and therefore our profitability, is largely a function of the rates we are able to charge for our services and the staffing costs for our personnel. Accordingly, if we are not able to maintain the rates we charge for our services or appropriate staffing costs of our personnel, we will not be able to sustain our profit margin and our profitability will suffer. The prices we are able to charge for our services are affected by a number of factors, including competitive factors, our clients’ perception of our ability to add value through our services and general economic conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in volatility of our stock price.

Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter. This may lead to volatility in our stock price. The factors that are likely to cause these variations are:

•	the rate at which new outsourcing engagements are obtained since our outsourcing engagements often require substantial implementation costs that are recovered over the term of the engagements;

•	seasonality of certain services, including annual benefit enrollment processes;

•	timing of consulting projects and their termination;

•	the introduction of new products or services by us or our competitors;

•	pricing pressure on new client services and renewals;

•	the timing, success and costs of sales, marketing and product development programs;

•	the success of strategic acquisitions, alliances or investments; and

•	general economic factors.

A substantial majority of our operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. As a result, we may not be able to timely cut costs in response to any decrease in revenue. For example, any decision by a client to delay or cancel our services, or our under-utilization of personnel, may cause significant variations in operating results and could result in additional losses for the applicable quarters.

In addition, our operating results in future periods may be below the expectations of securities analysts and investors. In that event, the market price of our class A common stock would likely be materially adversely affected.

The historical and pro forma combined and consolidated financial information in this prospectus may not reflect our costs of operations.

The historical financial information in this prospectus related to the period prior to our transition to a corporate structure and our initial public offering do not reflect the added costs we incur as a public company, or the changes that occurred in our capital structure and operations. Because we operated through a limited liability company prior to our transition to a corporate structure, Hewitt Holdings’ owners were compensated through distributions of income rather than through salaries, benefits and performance-based bonuses, and we did not incur corporate income tax. In preparing our pro forma combined and consolidated financial information, we deducted and charged to earnings estimated income taxes based on an estimated tax rate, and estimated salaries, payroll taxes and benefits for Hewitt Holdings’ owners who became our employees upon our transition to a corporate structure. The estimates we used in our pro forma combined and consolidated financial information may not reflect our actual experience as a public corporation.

Our pro forma combined and consolidated financial information also includes the financial information of the benefits consulting business of Bacon & Woodrow, which also did not operate in a corporate form. Pro forma results of operations for the combined entity may not be indicative of actual results. For more information on our historical combined and consolidated financial statements and pro forma combined and consolidated financial information, we refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Pro Forma Financial Information” and our historical combined and consolidated financial statements and related notes and the historical financial statements of the benefits consulting business of Bacon & Woodrow and related notes included elsewhere in this prospectus.

Our inability to obtain the consent of Arthur Andersen LLP to include certain financial statements audited by Arthur Andersen in this prospectus may limit recovery against Arthur Andersen under the securities laws and Arthur Andersen’s conviction may adversely affect its ability to satisfy any claims arising from its provision of auditing and other services to us.

Prior to April 8, 2002, Arthur Andersen LLP served as our independent public accountants. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of the Enron Corporation. On June 15, 2002, Arthur Andersen was convicted of those charges and the firm ceased practicing before the SEC on August 31, 2002.

SEC rules require us to present in this prospectus certain historical financial statements for the year ended September 30, 2000 which were audited by Arthur Andersen. Since our former engagement partner and audit manager have left Arthur Andersen and in light of the cessation of Arthur Andersen’s SEC practice, we have not been able to obtain the consent of Arthur Andersen to the inclusion of its audit report in this prospectus and will not be able to obtain Arthur Andersen’s consent in the future. The absence of this consent may limit recovery against Arthur Andersen under Section 11 of the Securities Act of 1933. It is also possible that events arising out of the conviction of Arthur Andersen may adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen’s audit of our financial statements.

Should we seek to access the public capital markets after the offering, the SEC’s current rules require the inclusion, or incorporation by reference, of three years of audited financial statements in any prospectus, including financial statements audited by Arthur Andersen until our audited financial statements for the fiscal year ending September 30, 2003 are available. If the SEC ceases accepting financial statements audited by Arthur Andersen, we may not be able to access the public capital markets unless another independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen. Any delay or inability to access the public capital markets caused by these circumstances could have a material adverse effect on us.

Risks That Relate to Your Ownership of Our Class A Common Stock

We will continue to be controlled by our initial stockholders, many of whom are our employees, and their interests may differ from those of our other stockholders.

Upon completion of the offering, our initial stockholders, directly or through Hewitt Holdings, will own 69,503,111 shares of class B common stock and class C common stock, representing approximately 71% of the voting interest in Hewitt. Pursuant to the terms of our certificate of incorporation, the class B common stock and class C common stock will be voted together in accordance with a majority of the votes cast by the holders of such stock, voting together as a group. As long as the class B common stock and class C common stock represent a majority of the common stock outstanding, the holders of a majority of such shares can control us although such holders may own less than a majority of our total outstanding stock. As long as our initial stockholders continue to own or control a significant block of shares, our initial stockholders will control us. This will enable our initial stockholders, without the consent of the public stockholders, to:

•	elect the board of directors and remove directors;

•	control our management and policies; and

•	determine the outcome of most corporate transactions or other matters submitted to all the stockholders for approval, including mergers, consolidations or the sale of substantially all of our assets.

In addition, most of our initial stockholders are our employees and they may act in their own interest as employees, which may conflict with or not be the same as the interests of stockholders who are not employees.

Our stock price may decline due to the large number of shares of common stock eligible for future sale.

Sales of substantial amounts of our class A common stock, class B common stock or class C common stock, or the potential for sales, may adversely affect the price of our class A common stock and impede our ability to raise capital through the issuance of equity securities in the future. The number of shares of class A common stock available for sale in the public market at any time is limited by United States federal securities laws and by contractual restrictions on transfer.

An aggregate of 669,781 additional shares of class A common stock will be freely transferable without restriction or further registration under the Securities Act of 1933 after a period of 60 days from the date of this prospectus. These shares represent vested shares of restricted stock and restricted stock units held by our key employees that we have agreed to free from transfer restrictions. An additional 2,191,391 shares of common stock generally will be available for future sale upon vesting and after the expiration or waiver of transfer restrictions.

The initial stockholders own all of the shares of our class B common stock and class C common stock. The stockholders’ agreement contains certain restrictions on sales of shares of class B common stock by Hewitt Holdings’ owners. Shares of class B common stock and class C common stock held by the former Bacon & Woodrow partners are subject to similar stock sale restrictions pursuant to a transfer restriction agreement. Once these shares become freely transferable, our initial stockholders may sell all or a portion of their shares of class B common stock and class C common stock in their sole discretion. In addition, following the consummation of a change of control, the transfer restrictions set forth in the stockholders’ agreement and the Bacon & Woodrow transfer restriction agreement will terminate. We refer you to “Certain Relationships and Related Transactions—Restrictions on Common Stock”.

Pursuant to a registration rights agreement entered into in June 2002, Hewitt Holdings has the right, on behalf of its owners, to request that we register for underwritten public sale, on each of three occasions, the shares held by the initial stockholders and our key employees. This right is subject to the determination by our independent directors that such a sale is not contrary to the best interests of Hewitt Associates, Inc. The independent directors may consider several factors in making such a determination, including share price performance after the date of the offering, equity market conditions and our operating results. Hewitt Holdings may not exercise another registration right until six months after the consummation of this offering. We refer you to “Certain Relationships and Related Transactions—Restrictions on Common Stock—Registered Secondary Sales”.

Our independent directors have the ability to permit the initial stockholders and key employees to sell significant amounts of common stock at any time following the expiration of the lock-up periods. We refer you to “Shares Eligible for Future Sale” for a discussion of our class A common stock, our class B common stock and our class C common stock that may be sold in the public market in the future.

We may need additional capital in the future, which may not be available to us. The raising of additional capital may dilute your ownership in us.

We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

•	taking advantage of growth opportunities, including more rapid expansion;

•	acquiring complementary businesses or technologies;

•	developing new services and products; or

•	responding to competitive pressures.

Any additional capital raised through the sale of equity may dilute your ownership percentage in us. Furthermore, any additional debt or equity financing we may need may not be available on terms favorable to us, or at all.

There are significant limitations on the ability of any person or company to buy our company without the approval of our board of directors, which may decrease the price of our class A common stock.

Our certificate of incorporation and by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors is classified into three classes, each of which, after an initial transition period, will serve for staggered three-year terms;

•	all the shares of class B common stock and class C common stock will be voted together in accordance with a majority of the votes cast by the holders of class B common stock and class C common stock, voting together as a group;

•	a director may be removed by our stockholders only for cause and then only by the affirmative vote of two-thirds of the outstanding voting power of stock entitled to vote generally in the election of directors;

•	only our board of directors or the chairman of our board of directors may call special meetings of our stockholders;

•	our stockholders may take action only at a meeting of our stockholders and not by written consent;

•	our stockholders must comply with advance notice procedures in order to nominate candidates for election to our board of directors or to place stockholders’ proposals on the agenda for consideration at meetings of the stockholders;

•	our board may consider the impact of any proposed change of control transaction on constituencies other than our stockholders in determining what is in the best interest of our company;

•	business combinations involving one or more persons that own or intend to own at least 15% of our voting stock must be approved by the affirmative vote of holders of at least 75% of our voting stock, unless the consideration paid in the business combination is generally the highest price paid by these persons to acquire our voting stock or a majority of our directors unaffiliated with these persons who were directors prior to the time these persons acquired their shares approve the transaction; and

•	our stockholders may amend or repeal the provisions of our certificate of incorporation and our by-laws regarding change of control transactions and business combinations only by a vote of holders of two-thirds of the outstanding common stock at that time.

For more information about these provisions, we refer you to “Description of Capital Stock”.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interest.

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits certain “business combinations” between a Delaware corporation and an “interested stockholder” (generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock) for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interest. We refer you to “Description of Capital Stock—Delaware Law and Charter and By-Law Provisions; Anti-Takeover Effects”.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our company and our industry, our beliefs and our assumptions. Words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “forecasts”, “goal”, “intends”, “may”, “opportunity”, “plans”, “potential”, “project”, “should”, “seeks”, “targets” and “will”, and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in “Risk Factors” and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INCORPORATION BY REFERENCE

The rules of the Securities and Exchange Commission (SEC) allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of the registration statement filed on Form S-3 of which this prospectus constitutes a part and prior to effectiveness of such registration statement, and any reports filed by us with the SEC after the date of this prospectus and before the date that this offering is terminated, will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference the following:

(1)	Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed on November 22, 2002 (File No. 001-31351);

(2)	Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed on February 2, 2003 (File No. 001-31351);

(3)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 9, 2003 (File No. 001-31351);

(4)	Proxy Statement on Schedule 14A, filed on December 23, 2002 (File No. 001-31351);

(5)	The description of class A common stock contained in the Registration Statement on Form 8-A, dated June 10, 2002 (File No. 001-31351), of Hewitt Associates, Inc., filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

(6)	All documents filed by us under Sections 12(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and before the termination of the offering to which this prospectus relates.

Our Annual Report on Form 10-K for the fiscal year ended September 30, 2002 and the Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 which are incorporated by reference into this prospectus contain a measure of earnings which we refer to as “core earnings”. We also reported in the Form 10-K and the Form 10-Q our earnings for each of the periods presented in accordance with generally accepted accounting principles (GAAP) in the United States. “Core earnings” is a non-GAAP financial measure. In assessing our operating performance, in addition to GAAP results, we present core earnings based upon our results once all non-recurring or offering related adjustments made in connection with our transition to a corporate structure and our initial public offering have been removed, and estimates of owner compensation expenses and corporate income taxes for the period prior to our transition to a corporate structure have been included. We believe this measure provides a better understanding of our underlying operating performance. Please refer to our Form 10-K and Form 10-Q for a complete reconciliation of “core earnings” to GAAP.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from Investor Relations, Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois, 60069 Telephone: (847) 295-5000.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the class A common stock offered under this prospectus.

DIVIDEND POLICY

We do not anticipate paying cash dividends on our common stock in the foreseeable future, but intend to retain earnings, if any, for reinvestment in the operation and expansion of our business and related development activities. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant, as well as the terms of any financing arrangements.

PRICE RANGE OF THE CLASS A COMMON STOCK

Trading in the class A common stock commenced on the New York Stock Exchange on June 27, 2002 under the symbol “HEW”. The table below sets forth, on a per share basis for the periods indicated, the high and low sale prices for the class A common stock as reported by the New York Stock Exchange.

	Price Range
	High	Low
Fiscal Year 2002
Third Quarter (commencing June 27, 2002)	$24.30	$22.00
Fourth Quarter	$31.40	$21.15

Fiscal Year 2003
First Quarter	$36.36	$26.30
Second Quarter	$34.60	$24.80
Third Quarter	$29.95	$20.70
Fourth Quarter (through July 25, 2003)	$26.79	$22.95

The closing sale price of class A common stock as reported by the New York Stock Exchange on July 25, 2003 was $26.79. As of July 15, 2003, there were 789 holders of record of class A common stock.

There is no trading market for the class B common stock or class C common stock. As of July 15, 2003, there were approximately 685 holders of record of class B common stock and 50 holders of record of class C common stock.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2003:

•	on a historical basis; and

•	on an as adjusted basis to reflect the conversion immediately prior to the offering of shares of class B common stock and class C common stock into shares of class A common stock to be sold in the offering.

This table should be read in conjunction with our historical combined and consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of March 31, 2003
	Historical	As Adjusted
	(in millions except share and per share data)
Cash and cash equivalents	$149	$149

Current portion of long-term debt	$33	$33
Debt, less current portion	144	144
Stockholders’ equity:
Preferred stock, par value $0.01 per share:
10,000,000 shares authorized; 0 shares issued and outstanding, actual and as adjusted	—	—
Class A common stock, par value $0.01 per share:
750,000,000 shares authorized; 19,209,636 shares issued and outstanding, actual; 28,993,506 shares issued and outstanding, as adjusted	0	0
Class B common stock, par value $0.01 per share:
200,000,000 shares authorized; 73,726,424 shares issued and outstanding, actual; 64,772,474 shares issued and outstanding, as adjusted	1	1
Class C common stock, par value $0.01 per share:
50,000,000 shares authorized; 5,568,869 shares issued and outstanding, actual; 4,730,637 shares issued and outstanding, as adjusted	0	0
Restricted stock units, 227,025 issued and outstanding	5	5
Additional paid-in capital	626	626
Retained earnings	15	15
Unearned compensation	(55)	(55)
Accumulated other comprehensive income	19	19

Total stockholders’ equity	611	611

Total capitalization	$788	$788

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following selected historical combined and consolidated financial data should be read in conjunction with our financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The income statement data for the years ended September 30, 2001 and 2002, and the balance sheet data as of September 30, 2001 and 2002, are derived from our financial statements that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. The income statement data for the years ended September 30, 1999 and 2000, and the balance sheet data as of September 30, 2000, are derived from our financial statements that have been audited by Arthur Andersen LLP, independent public accountants, of which the September 30, 2000 income statement data are included elsewhere in this prospectus. The income statement data for the six months ended March 31, 2002 and 2003 and the balance sheet data as of March 31, 2003, are derived from our unaudited financial statements, included elsewhere in this prospectus. The income statement data for the year ended September 30, 1998, and the balance sheet data as of September 30, 1998 and 1999, and as of March 31, 2002, are derived from our unaudited financial statements not included in this prospectus. Our unaudited financial statements have been prepared on the same basis as our audited statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary to present fairly our combined and consolidated results of operations and financial position for the periods and at the dates presented. Results for interim periods are not necessarily indicative of results to be expected during the remainder of the fiscal year or any future period.

	Year Ended or As Of September 30, (1)					Six Months Ended or As Of March 31,
	1998	1999	2000 (2)	2001 (2)	2002 (3)	2002 (1)	2003 (3)
	(in millions except per share data)
Income Statement Data:
Revenues before reimbursements (net revenues)	$852	$1,058	$1,281	$1,476	$1,716	$813	$958
Reimbursements	24	32	25	26	34	13	28

Total revenues	876	1,090	1,306	1,502	1,750	826	986
Compensation and related expenses, excluding initial public offering restricted stock awards	468	597	716	838	1,014	441	622
Initial public offering restricted stock awards	—	—	—	—	28	—	30
Reimbursable expenses	24	32	25	26	34	13	28
Other operating expenses	185	250	307	338	358	175	188
Selling, general and administrative expenses	48	50	76	88	76	35	44
Non-recurring software charge (4)	—	—	—	26	—	—	—

Operating income	151	161	182	186	240	162	74
Other expenses, net	(8)	(5)	—	(3)	(17)	(9)	(9)

Income before taxes and owner distributions	$143	$156	$182	$183	—	$153	—

Income before income taxes	—	—	—	—	223	—	65
Provision for income taxes	—	—	—	—	33	—	27

Net income	—	—	—	—	$190	—	$38

Earnings (Loss) Per Share Data (5):
Earnings (loss) per share:
—basic	—	—	—	—	$(0.27)	—	$0.41
—diluted	—	—	—	—	$(0.27)	—	$0.40
Balance Sheet Data:
Cash and cash equivalents	$6	$11	$16	$61	$136	$56	$149
Working capital	104	95	138	207	200	192	268
Total assets	477	574	703	701	1,219	663	1,252
Debt and capital lease obligations, less current portion	149	91	153	172	236	163	229
Total owners’ capital	156	237	243	259	—	235	—
Total stockholders’ equity	—	—	—	—	$533	—	$611

(1)

Prior to our transition to a corporate structure on May 31, 2002, we operated as a limited liability company. In such form, Hewitt Holdings’ owners were compensated through distributions of income and we did not incur corporate income tax. Accordingly, our historical results for the fiscal years 1998 through 2001, and the six months ended March 31, 2002, do not include (i) compensation for services rendered by Hewitt Holdings’ owners or (ii) corporate income tax expense. Our historical results for fiscal 2002 include these items only from the date of our transition to a corporate structure on May 31, 2002 through September 30, 2002. As a result, our income before taxes and owner distributions is not comparable to net income of a corporation.

(2)	Historical results include the results of Sageo. The results of Sageo reduced operating income by $21 million and $73 million for the fiscal years 2000 and 2001, respectively.
(3)	On June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow and their results are included in our historical results from the acquisition date.
(4)	Non-recurring software charge related to the discontinuation of the Sageo website. We refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sageo”.
(5)	Loss per share for fiscal 2002 is calculated based on the net loss incurred for the period from May 31, 2002, the date on which our transition to a corporate structure was completed, through September 30, 2002. Similarly, common stock is weighted from the dates of issuance and not from the beginning of fiscal 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements and related notes, included elsewhere in this prospectus.

In addition to historical information, this discussion and analysis may contain forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management’s expectations. Factors that could cause such differences include those described in “Risk Factors” and elsewhere in this prospectus.

We use the terms “Hewitt”, “the Company”, “we”, “us”, and “our” to refer to the business of Hewitt Associates, Inc. and its subsidiaries and, with respect to the period prior to May 31, 2002, the date of our transition to a corporate structure, the businesses of Hewitt Associates LLC, its subsidiaries and its then affiliates, Hewitt Financial Services LLC and Sageo LLC (“Hewitt Associates and Affiliates”).

We use the term “Hewitt Holdings’ owner” in this prospectus to refer to the individuals who are members of Hewitt Holdings LLC, most of whom are our employees.

All references to years, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to “2002” or “fiscal 2002” means the twelve-month period that ended September 30, 2002. All references to percentages contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” refer to calculations based on the amounts in our combined and consolidated financial statements, included elsewhere in this prospectus. Prior period amounts have been reclassified to conform with the current year presentation.

Overview

Hewitt Associates, Inc., a Delaware corporation, and its subsidiaries provide human resources outsourcing and consulting services.

In connection with our transition to a corporate structure, which was completed on May 31, 2002, Hewitt Associates, Inc. was formed as a subsidiary of Hewitt Holdings and Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc. In our limited liability company form, Hewitt Holdings’ owners were compensated through distributions of income rather than through salaries, benefits and performance-based bonuses, and we did not incur any corporate income tax. Upon our transition to a corporate structure, (i) Hewitt Holdings’ owners who worked in the business became our employees and we began to include their compensation in our compensation and related expenses, (ii) we became subject to corporate income taxes and (iii) we began to report net income and earnings per share.

On June 5, 2002, we acquired the actuarial and benefits consulting business of Bacon & Woodrow in the United Kingdom. The purchase price totaled $259 million and consisted of 9.4 million shares of Hewitt Associates common stock valued at $219 million, $39 million of assumed net liabilities and approximately $1 million of acquisition-related costs. For additional information on the Bacon & Woodrow acquisition, we refer you to Notes 6 and 7 to our combined and consolidated financial statements for fiscal 2002 and the six months ended March 31, 2003, respectively. The results of operations for Bacon & Woodrow are included in our historical results from the date of the acquisition, June 5, 2002.

On June 27, 2002, we sold 11,150,000 shares of class A common stock at $19.00 per share in our initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of our class A common stock at $19.00 per share. The combined transactions generated $219 million in net cash proceeds after offering expenses.

For a pro forma presentation of results had these events occurred at the beginning of the fiscal 2002, we refer you to the “Pro Forma Results of Operations” section.

Recent Developments

Third Quarter 2003 Earnings

On July 22, 2003, we issued a press release announcing our results for the third quarter ended June 30, 2003. Our net revenues (revenues before reimbursements) increased 15% in the third quarter ended June 30, 2003 to $494.9 million, from $430.1 million in the third quarter of fiscal 2002.

Outsourcing net revenues increased 10% in the third quarter ended June 30, 2003 to $304.1 million, from $277.1 million in the third quarter of fiscal 2002, primarily as a result of revenues from new benefits outsourcing clients, our workforce management service offering and our recent acquisitions of Cyborg and NTRC (described below under “Recent Acquisitions”). Excluding these acquisitions, outsourcing revenues increased 8%.

Consulting net revenues increased 25% in the third quarter ended June 30, 2003 to $190.8 million, from $153.0 million in the third quarter of fiscal 2002, primarily as a result of the inclusion of revenues from the Bacon & Woodrow acquisition for the entire quarter in 2003, favorable foreign currency translation, and the acquisition of the remaining interest in a Dutch affiliate. Excluding the effect of these acquisitions and foreign currency translation, revenues were approximately even with the third quarter of fiscal 2002.

Our operating income for the third quarter ended June 30, 2003 was $48.4 million compared to $49.6 million in the comparable prior year quarter. The third quarter ended June 30, 2003 included $5.6 million of expenses related to the one-time, IPO-related grant of restricted stock to employees compared to $1.1 million in the quarter ended June 30, 2002. The third quarter ended June 30, 2002 also included $26.1 million of non-recurring expenses related to our transition to a corporate structure. We estimate that we would have incurred an additional approximately $26.9 million of compensation expense in the quarter ended June 30, 2002, had we operated as a corporation for the entire quarter.

Outsourcing segment income (which excludes shared services costs not allocated to segments) for the third quarter ended June 30, 2003 was $59.6 million, compared to $61.4 million in the comparable prior-year quarter. We estimate that we would have incurred an additional approximately $5.4 million of compensation expense in the quarter ended June 30, 2002, had we operated as a corporation for the entire quarter.

Consulting segment income (which excludes shared services costs not allocated to segments) for third quarter ended June 30, 2003 was $36.4 million, compared to $51.9 million in the comparable prior-year quarter. We estimate that we would have incurred an additional approximately $14.3 million of compensation expense in the quarter ended June 30, 2002, had we operated as a corporation for the entire quarter.

Our net income for the third quarter ended June 30, 2003 was $26.4 million compared to $22.4 million for the third quarter ended June 30, 2002.

Recent Acquisitions

On June 5, 2003, we acquired Cyborg Worldwide, Inc., the parent of Cyborg Systems, Inc. (“Cyborg”), a global provider of human resources management software and payroll services. The purchase price consisted of approximately $43 million in cash, with possible additional performance- related payments through fiscal 2006 of up to a maximum aggregate amount of $30 million. We anticipate the acquisition will be modestly dilutive to earnings through fiscal 2005.

On June 15, 2003, we acquired substantially all of the assets of Northern Trust Retirement Consulting LLC, Northern Trust Corporation’s retirement consulting and administration business (“NTRC”), which provides retirement consulting and actuarial services and defined benefit, defined contribution and retiree health and welfare administration services, for approximately $18 million in cash. We have also agreed with Northern Trust Corporation to, on a non-exclusive basis, recommend Northern Trust Corporation’s custody, trustee and benefit payment services to our clients and prospective clients and Northern Trust Corporation has agreed to recommend our outsourcing services to their clients and prospective clients.

Segments

We have two reportable segments:

•	Outsourcing—We apply our human resources expertise and employ our integrated technology systems to administer our clients’ human resources programs: benefits, payroll and workforce management. Our benefits outsourcing services include health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). Our recent acquisition of Cyborg expands our outsourcing service offering to include payroll administration, allows us to provide our clients with a stand-alone payroll service and, importantly, enables us to offer a comprehensive range of human resources outsourcing services. Our payroll services include installed payroll software and fully outsourced processing. Our workforce management services include workforce administration, compensation, recruiting and staffing, talent management, performance management, and learning and development.

•	Consulting—We provide a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans and broader human resources programs and processes.

While we report revenues and direct expenses based on these two segments, we present our offering to clients as a continuum of human resources services.

Outsourcing

We have provided outsourced benefit plan recordkeeping to our clients for over 20 years. In 1991, we introduced Total Benefit Administration™, which we believe is the first technology platform for outsourcing the administration of the three major benefit service areas (health and welfare, defined contribution and defined benefit) in an integrated fashion. At that time, we began to store our clients’ benefits data and to facilitate participant information and decision-making in our clients’ health and welfare, defined contribution and defined benefit plans. In 1995, with a belief that there was significant untapped demand for an outsourced benefits administration solution, we made a strategic decision to increase our commitment to this business. We made significant investments in technology, personnel and office space in order to build our capabilities to address this market opportunity.

To maintain our outsourcing leadership position, we remain committed to making significant ongoing investments in technology and in expanding our business. With the investments that we have made to date and with our recent acquisitions (see “Recent Developments—Recent Acquisitions” above), we expect to be able to continue to improve our capabilities and attract new clients.

Consulting

In our consulting business, we are engaged by our clients to provide a wide range of human resources services. We experience a high level of recurring work because of our clients’ annual needs for certain of our services, such as actuarial valuations of defined benefit plans and consultation regarding the processes of compensation review and health plan selection and negotiation. Certain of our consulting services, however, support more discretionary or event-driven client activities, including the re-engineering of a client’s human resources policies and programs and projects designed to improve human resources effectiveness. The demand for these services can be affected by general economic conditions, the financial position of our clients and the particular strategic activities they may be considering, and, therefore, is variable from period to period and difficult for us to predict.

Sageo

In January 2000, Hewitt Holdings’ owners launched a new business, Sageo, with the intention of creating a stand-alone, Internet-based company that would provide a standardized set of health and welfare offerings to companies seeking less complex benefit solutions. By the second half of fiscal 2001, Sageo had achieved reasonable sales success; however, Hewitt Holdings’ owners determined that it was not cost-effective to operate Sageo as a separate company since its stand-alone costs would likely exceed revenues for an extended period of time and because Sageo’s services had become a logical extension of the Hewitt offering.

In the quarter ended September 30, 2001, the decision was made to transition Sageo’s clients from Sageo’s website to the Total Benefit Administration™ web interface. Stand-alone company expenses were eliminated, Sageo website development spending ceased and the Sageo employees who worked within the stand-alone Sageo operation were terminated or redeployed. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software (resulting in a $26 million non-recurring charge). Sageo’s clients continue to be served as a fully integrated element of the outsourcing segment.

We believe that in order to analyze the historical results of our business, it is important to understand the effect that Sageo as a stand-alone operation (which it was during fiscal 2000 and fiscal 2001) had on our financial results. In fiscal years 2001 and 2000, Sageo’s operating losses were $73 million and $21 million, respectively. In fiscal 2002, during which time Sageo first operated with a significantly reduced cost structure as a part of Hewitt, Sageo contributed $2 million (which includes a $1 million reduction in an accrued liability established during fiscal 2001) to our operating income. The annual results of Sageo, which are included in the results of operations of our outsourcing segment, are as follows:

Sageo Historical Financial Results  (in thousands)

	Year Ended September 30,
	2000	2001 (1)	2002 (2)
Revenue before reimbursements (net revenues)	$268	$10,342	$14,552
Operating expenses (3):
Compensation and related expenses	12,618	34,051	8,551
Other operating expenses	1,075	9,014	3,527
Selling, general and administrative expenses	7,203	14,270	174
Non-recurring software charge	—	26,469	—

Total operating expenses	20,896	83,804	12,252
Operating income (loss)	(20,628)	(73,462)	2,300
Other expenses, net	(2,358)	(476)	—

Income (loss) before taxes and other distributions	$(22,986)	$(73,938)	$2,300

(1)	In the quarter ended September 30, 2001, the decision was made to transition Sageo clients from Sageo’s website to the Total Benefit AdministrationTM web interface. Stand-alone company expenses were eliminated and Sageo website development spending ceased. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software (resulting in a $26 million non-recurring charge), and terminated or redeployed the Sageo employees who worked within the stand-alone Sageo operation.
(2)	Sageo operated as part of Hewitt during the year ended September 30, 2002. Sageo’s net income in 2002 includes a $1 million reduction in an accrued expense upon settlement of an obligation. The accrued expense was established in fiscal 2001.
(3)	Excludes reimbursable expenses.

Critical Accounting Policies and Estimates

Revenues

Revenues include fees generated from outsourcing contracts and from consulting services provided to our clients. Of our $1.7 billion of net revenues for fiscal 2002, 65% was generated in our Outsourcing segment and 35% was generated in our Consulting segment. In the six months ended March 31, 2003, with the acquisition of the benefits consulting business of Bacon & Woodrow in June 2002, net revenue from the Consulting segment increased such that 63% of net revenues were generated in our Outsourcing segment and 37% in our Consulting segment.

Under our outsourcing contracts, our clients generally agree to pay us an implementation fee and an ongoing service fee. The implementation fee covers only a portion of the costs we incur to transfer the administration of a client’s plan onto our systems, including costs associated with gathering, converting, inputting and testing the client’s data, tailoring our systems and training our employees. The amount of the ongoing service fee is a function of the complexity of the client’s benefit plans or human resource programs or processes, the number of participants or personnel, and the scope of the delivery model.

In accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, we recognize revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Most indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized. If a client terminates an outsourcing contract prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized when persuasive evidence of an arrangement exists, services have been rendered, our fee is determinable and collectibility of our fee is reasonably assured. Ongoing service fees are generally billed and recognized on a monthly basis, typically based on the number of plan participants and services. There is often an agreement that the ongoing service fee will be adjusted prospectively if the number of participants changes materially. Therefore, a weakening of general economic conditions or the financial condition of our clients, which could lead to workforce reductions (and potentially participant reductions) or competitive pressure, could have a negative effect on our outsourcing revenues. Services provided outside the scope of our outsourcing contracts are typically billed and recognized on a time-and-material or fixed fee basis.

Our outsourcing contracts typically have three- to five-year terms. However, a substantial portion of our outsourcing contracts may be terminated by our clients, generally upon 90 to 180 days notice. Normally, if a client terminates a contract or project, the client remains obligated to pay for services performed (including unreimbursed implementation costs), and for any commitments we have made on behalf of our clients to pay third parties.

Losses on outsourcing contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and a portion of indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Estimates are continuously monitored during the term of the contract and any changes to estimates are recorded in the current period and can result in either increases or decreases to income.

Our clients pay for our consulting services either on a time-and-materials basis or, to a lesser degree, on a fixed-fee basis. We recognize revenues under time-and-materials based arrangements as services are provided. On fixed-fee engagements, we recognize revenues as the services are performed, which is measured by hours incurred in proportion to total hours estimated to complete a project. Losses on consulting projects are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Losses are determined to be the amount by which the estimated direct and indirect costs of the project exceed the estimated total revenues that will be generated for the work. Each project has different terms based on the scope, deliverables and complexity of the engagement, the terms of which frequently require us to make judgments and estimates about overall profitability and stage of project completion which impacts how we recognize revenue. Estimates are continuously monitored during the term of the engagement and any changes to estimates are recorded in the current period and can result in either increases or decreases to income.

Performance-Based Compensation

Our compensation program includes a performance-based component that is determined by management. Performance-based compensation is discretionary and is based on individual, team, and total Company performance. Performance-based compensation is paid once per fiscal year after our annual operating results are finalized. The amount of expense for performance-based compensation recognized at interim and annual reporting dates involves judgment, is based on our quarterly and annual results as compared to our internal targets, and takes into account other factors, including industry-wide results and the general economic environment. Annual performance-based compensation levels may vary from current expectations as a result of changes in the actual performance of the individual, team, or Company. As such, accrued amounts are subject to change in future periods if actual future performance varies from performance levels anticipated in prior interim periods.

Goodwill and Other Intangible Assets

On October 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, for acquisitions made prior to July 1, 2001. We evaluate our goodwill for impairment whenever indicators of impairment exist with reviews at least annually. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities for that reporting unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the reporting unit.

Our estimate of future cash flows will be based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by other factors and economic conditions that can be difficult to predict.

Client Receivables and Unbilled Work In Process

We periodically evaluate the collectibility of our client receivables and unbilled work in process based on a combination of factors. In circumstances where we are aware of a specific client’s difficulty in meeting its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or to others), we record an allowance for doubtful accounts to reduce the client receivable to what we reasonably believe will be collected. For all other clients, we recognize an allowance for doubtful accounts based on past write-off history and the length of time the receivables are past due. Facts and circumstances may change that would require us to alter our estimates of the collectibility of client receivables and unbilled work in progress. Factors mitigating this risk include our servicing a diverse client base such that we do not have significant industry concentrations among our clients. Also, for the six months ended March 31, 2003, no single client accounted for more than 10% of our total revenues.

Long-Lived Assets Held and Used

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the discounted future cash flows of the asset.

Our estimate of future cash flows will be based on our experience, knowledge, and typically third-party advice or market data. However, these estimates can be affected by other factors and economic conditions that can be difficult to predict.

Stock-Based Compensation

Our stock-based compensation program is a long-term retention and incentive program that is intended to attract, retain and motivate talented employees and align stockholder and employee interests. The program allows for the granting of restricted stock, restricted stock units, and nonqualified stock options as well as other forms of stock-based compensation. For additional information on this plan, we refer you to Notes 18 and 11 to the combined and consolidated financial statements for fiscal 2002 and the six months ended March 31, 2003, respectively.

We account for our stock-based compensation plans under SFAS No. 123, Accounting for Stock-Based Compensation, which allows companies to apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net income and net income per share disclosures for employee stock option grants as if the fair value method defined in SFAS No. 123 had been applied.

From our initial public offering on June 27, 2002 through March 31, 2003, we granted nonqualified stock options to acquire 4,137,990 shares of our class A common stock to our employees. As of March 31, 2003, options to acquire a total of 4,103,985 shares of class A common stock were outstanding and represented approximately 4.2% of our outstanding common stock on that date. Had we determined compensation cost for the stock options granted using the fair value method as set forth under SFAS No. 123, during fiscal 2002 and the six months ended March 31, 2003, we would have recorded approximately $1.1 million and $2.1 million, respectively, in additional expense, and reported net income of $189 million and $36 million, respectively. For fiscal 2002, the net loss applicable to common stockholders for the period from May 31, 2002 through September 30, 2002, would have been $24 million and the net loss per basic and diluted share would have been ($0.28). The difference between the net loss per share as reported and the net loss per share under the provisions of SFAS No. 123 would have been ($0.01) in 2002. The net earnings per basic and diluted share for the three months ended March 31, 2003 would have been $0.24 and $0.23, respectively. The net earnings per basic and diluted share for the six months ended March 31, 2003 would have been $0.38 and $0.37, respectively. The difference between the net diluted earnings per share as reported and the net earnings per share under the provisions of SFAS No. 123 would have been ($0.01) and ($0.03), respectively, for the three and six months ended March 31, 2003.

In December 2002, approximately 2,059,301 shares, constituting 36% of our outstanding restricted stock awards, vested, which included 91,458 restricted stock units that converted to class A common stock and additional paid-in capital. As of March 31, 2003, 3,367,550 shares of restricted stock and 227,025 restricted stock units remain unvested. The related deferred compensation expense of $55 million will be recognized as compensation expense evenly over the remaining vesting period through June 27, 2006, and will be adjusted for payroll taxes and forfeitures.

Estimates

Various assumptions and other factors underlie the determination of significant accounting estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, known facts, current and expected economic conditions and, in some cases, actuarial techniques. We periodically reevaluate these significant factors and make adjustments when facts and circumstances dictate, however, actual results may differ from estimates.

Basis of Presentation

Revenues

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to our clients. Revenues earned in excess of billings are recorded as unbilled work in progress. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

We record gross revenue for any outside services when we are primarily responsible to the client for the services, we change the delivered product, perform part of the service delivered, have discretion on vendor selection, or bear the credit risk in the arrangement. We record revenue net of related expenses when a third party assumes primary responsibility to the client for the services.

Additionally, reimbursements received for out-of-pocket expenses incurred are characterized as revenues and are shown separately within total revenue in accordance with Emerging Issue Task Force (“EITF”) Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. Similarly, related reimbursable expenses are also shown separately within operating expenses. We refer to revenues before reimbursements as net revenues.

Compensation and Related Expenses

Our largest operating expense is compensation and related expenses, which includes salaries and wages, annual performance-based bonuses, benefits (global profit sharing, retirement and medical), payroll taxes, temporary staffing services, training, and recruiting. For all historical periods presented prior to May 31, 2002, compensation and related expenses do not include compensation expense related to Hewitt Holdings’ owners since these individuals received distributions of income rather than compensation when we operated as a limited liability company. As a result of our transition to a corporate structure on May 31, 2002, Hewitt Holdings’ owners became employees and we began to expense their compensation and related expenses.

Other Operating Expenses

Other operating expenses include equipment, occupancy, and non-compensation related direct client service costs. Equipment costs include computer servers, data storage and retrieval, data center operation and benefit center telecommunication expenses, and depreciation and amortization of capitalized computer technology and proprietary software. Occupancy costs primarily include rent and related occupancy expenses for our offices. Non-compensation-related direct client service costs include costs associated with the provision of client services such as printing, duplication, fulfillment, and delivery.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist primarily of third-party costs associated with promotion and marketing, professional services, advertising and media, corporate travel, and other general office expenses such as insurance, postage, office supplies, and bad debt expense.

Other Expenses, Net

Other expenses, net primarily includes interest expense, interest income, gains and losses from investments, and gains and losses on asset disposals, shown on a net basis.

Provision for Income Taxes

Prior to May 31, 2002, taxes on income earned by the predecessor limited liability company were the responsibility of the individual Hewitt Holdings’ owners. Therefore, for periods ended on or prior to May 31, 2002, the historical financial statements do not reflect the income taxes that we would have incurred as a corporation. As a result of our transition to a corporate structure on May 31, 2002, we became subject to corporate income taxes and began applying the provisions of the asset and liability method outlined in SFAS No. 109, Accounting for Income Taxes.

Income Before Taxes and Owner Distributions and Net Income

Prior to May 31, 2002, we operated as a group of affiliated limited liability companies and recorded income before taxes and owner distributions in accordance with accounting principles generally accepted in the United States. As a result of our transition to a corporate structure on May 31, 2002, Hewitt Holdings’ owners who worked in the business became our employees and we began to include their compensation in our compensation and related expenses, we became subject to corporate income taxes and we started to report net income and earnings per share. As such, the historical results of operations after May 31, 2002 reflect a corporate basis of presentation and are not directly comparable to the results from prior periods, which reflect a partnership basis of presentation.

Historical Results of Operations

The following table sets forth our historical results of operations as a percentage of net revenues. The information for each of the six-month periods is derived from unaudited combined and consolidated financial statements which were prepared on the same basis as the annual combined and consolidated financial statements that appear elsewhere in this prospectus. In our opinion, information for the six months ended March 31, 2003 and 2002, contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information. Operating results for any period are not necessarily indicative of results for any future periods.

	Year Ended September 30,			Six Months Ended March 31,
	2000	2001	2002	2002	2003
Revenues:
Revenues before reimbursements (net revenues)	100.0%	100.0%	100.0%	100.0%	100.0%
Reimbursements	2.0	1.8	2.0	1.7	2.9

Total revenues	102.0	101.8	102.0	101.7	102.9
Operating expenses:
Compensation and related expenses, excluding initial public offering restricted stock awards (1)	55.9	56.8	59.1	54.3	65.0
Initial public offering restricted stock awards (2)	—	—	1.6	—	3.1
Reimbursable expenses	2.0	1.8	2.0	1.7	2.9
Other operating expenses	24.0	22.8	20.9	21.4	19.7
Selling, general and administrative expenses	5.9	6.0	4.4	4.3	4.5
Non-recurring software charge (3)	—	1.8	—	—	—

Total operating expenses	87.8	89.2	88.0	81.7	95.2
Operating income (4)	14.2	12.6	14.0	20.0	7.7
Other expenses, net	(0.0)	(0.2)	(1.0)	(1.1)	(0.9)

Income before taxes and owner distributions (5)	14.2%	12.4%		18.9%

Income before income taxes			13.0		6.8
Provision for income taxes			1.9		2.8

Net income (5)			11.1%		4.0%

(1)	Compensation and related expenses did not include compensation related to Hewitt Holdings’ owners for 2000, 2001 and for the eight months of 2002 prior to our transition to a corporate structure on May 31, 2002. Additionally, on June 5, 2002 we acquired the benefits consulting business of Bacon & Woodrow and their compensation and related expenses were included in our results from the acquisition date through September 30, 2002.
(2)	Compensation expense of $30 million for the six months ended March 31, 2003 and $28 million for fiscal year 2002 related to the amortization of initial public offering restricted stock awards.
(3)	Non-recurring software charge related to the discontinuation of the Sageo website. We refer you to “Sageo” above.
(4)	These results include the results of Sageo shown in the table on page 30. Sageo reduced operating income as a percentage of net revenues by 1.6% and 5.0% for the fiscal years 2000 and 2001, respectively.
(5)	Income before taxes and owner distributions is not comparable to net income of a corporation because, due to our limited liability company form in these periods, (i) compensation and related expenses did not include compensation expense related to Hewitt Holdings’ owners since these individuals received distributions of income rather than compensation, and (ii) we incurred no corporate income tax.

Six Months Ended March 31, 2003 and 2002

Net Revenues

Net revenues were $958 million in the six months ended March 31, 2003, compared to $813 million in the comparable prior year period, an increase of 18%. Adjusting for the effects of acquisitions and favorable foreign currency translations, net revenues grew 6%. Outsourcing net revenues increased by 10% to $604 million in the six months ended March 31, 2003, compared to $551 million in the prior year period. For the six months ended March 31, 2003, approximately two-thirds of our Outsourcing net revenue growth was from the addition of new clients and approximately one-third of the growth from expanding services with existing clients. Consulting net revenues increased by 35% to $354 million in the six months ended March 31, 2003 compared to $262 million in the prior year period. Consulting net revenues increased primarily as a result of the June 2002 acquisition of the benefits consulting business of Bacon & Woodrow. A portion of this growth was also due to favorable foreign currency translation from the strengthening of European currencies relative to the U.S. dollar year over year and consolidation during the period of our Dutch affiliate upon purchase of a controlling interest in that affiliate in the first quarter. Including the results of Bacon & Woodrow in the prior year period and excluding the effects of the acquisition of our Dutch affiliate and favorable foreign currency translation, Consulting net revenues would have increased by approximately 1% in the first six months of 2003 over the comparable prior year period. This increase was a result of growth in retirement plan and health benefit management consulting offset by a decrease in net revenue from our more discretionary consulting services over the prior year.

Compensation and Related Expenses

Compensation and related expenses were $623 million in the six months ended March 31, 2003, compared to $441 million in the comparable prior year period. Prior to May 31, 2002, compensation and related expenses did not include owners’ compensation as Hewitt Holdings’ owners were compensated through distributions of income. Had we incurred owner compensation in the prior year, compensation and related expenses would have been $523 million for the six months ended March 31, 2002. As such, on an adjusted basis, compensation and related expenses as a percentage of net revenues would have been 65% in the current year period and 64% in the prior year period. The increase as a percentage of net revenues is primarily due to increases in our Outsourcing personnel to support the development of our new workforce management solution. The net increase in overall compensation and related expenses was due to an increase from the inclusion of Bacon & Woodrow’s compensation and related expenses and increases in our Outsourcing personnel to support the growth of workforce management and benefit administration outsourcing, offset in part by lower performance-based compensation resulting from the continued negative effects of the economy on our clients and, therefore, our business and performance against targets.

Initial Public Offering Restricted Stock Awards

Since our initial public offering in June 2002, compensation and related payroll tax expenses of approximately $58 million were recorded as initial public offering restricted stock award expense through March 31, 2003, of which $30 million was recorded in the six months ended March 31, 2003. An additional $55 million of estimated unearned compensation will be recognized evenly through June 30, 2006, and adjusted for payroll taxes and forfeitures as they arise.

Other Operating Expenses

Other operating expenses were $189 million in the six months ended March 31, 2003 compared to $174 million in the comparable prior year period. As a percentage of net revenues, other operating expenses declined to 20% in the six months ended March 31, 2003, from 21% in the comparable prior year period. The decrease as a percentage of net revenue was primarily the result of revenue growing at a faster rate than other operating expenses. There was a $14 million increase in other operating expenses which primarily reflects the inclusion of Bacon & Woodrow since the acquisition, as well as increased depreciation and amortization expenses on computer equipment and software and increased computer maintenance expenses, partially offset by lower data telecommunication expenses in our Outsourcing segment over the prior year.

Selling, General and Administrative Expenses

SG&A expenses were $44 million in the six months ended March 31, 2003, compared to $35 million in the comparable prior year period, an increase of 26%. As a percentage of net revenues, SG&A expenses increased to 5% in the six months ended March 31, 2003, from 4% in the comparable prior year period. This increase as a percentage of net revenues and in SG&A expenses primarily reflects the inclusion of Bacon & Woodrow and increased travel and advertising in the current year, partially offset by lower bad debt expense. In the prior year period, travel and advertising expenses were lower and bad debt expenses were higher following the events of September 11, 2001.

Other Expenses, Net

Other expenses, net were $9 million in the six months ended March 31, 2003, compared to $9 million in the comparable prior year period. As a percentage of net revenues, other expenses, net was 1% or less in the current year and prior year periods. Interest expense was $10 million for the six months ended March 31, 2003, compared to $7 million in the comparable prior year period. The increase in interest expense is primarily due to the addition of interest expense on our two new capital leases for office space, which we executed in the third quarter of fiscal 2002. Despite the increase in interest expense in the current year, other expenses, net remained flat as there was a non-recurring loss in the prior year period related to the expiration of a foreign currency option purchased in connection with the acquisition of the benefits consulting business of Bacon & Woodrow.

Provision for Income Taxes

The provision for income taxes was $27 million for the six months ended March 31, 2003. No tax provision is included for the six months ended March 31, 2002 as we were not subject to corporate income taxes at that time. For the year ending September 30, 2003, we expect to report pre-tax income and as such, have apportioned the estimated income tax provision for the year to each quarter, based on the ratio of each quarter’s pre-tax income to estimated annual pre-tax income. These estimates reflect the information available at this time and our best judgment; however, actual annual income or taxes may differ.

Fiscal Years Ended September 30, 2002, 2001 and 2000

Net Revenues

Net revenues were $1,716 million in 2002, $1,476 million in 2001 and $1,281 million in 2000. Net revenues increased by 16% in 2002 and by 15% in 2001. Outsourcing net revenues increased by 17% to $1,115 million in 2002, and by 19% to $952 million in 2001. In 2002, approximately a quarter of our Outsourcing net revenues growth was from adding new clients with the remainder of the growth from expanding services to existing clients. We achieved significant revenue growth in our outsourcing business in 2002, though at a reduced rate, in a time of difficult economic conditions. Consulting net revenues increased by 15% to $601 million in 2002 and by 10% to $524 million in 2001. In 2002, Consulting net revenues were also higher as a result of the June 2002 acquisition of Bacon & Woodrow. Including the results of Bacon & Woodrow in 2001 and for the eight months of 2002 prior to the acquisition, Consulting net revenues would have increased by approximately 7% in 2002 from 2001 primarily as a result of growth in health benefit management and retirement plan consulting. These increases were partially offset by a decrease in revenue from discretionary consulting services over the prior year. In 2001, we experienced growth across the entire spectrum of our consulting services, including significant growth in international operations. In 2000, we experienced growth in retirement plan consulting and international operations.

Compensation and Related Expenses

Compensation and related expenses were $1,015 million in 2002, $838 million in 2001 and $715 million in 2000. These expenses increased by 21% in 2002 and by 17% in 2001. Because we operated as a limited liability company through May 31, 2002, compensation and related expenses included owners’ compensation of $61 million for only the last four months ended September 30, 2002. In connection with our transition to a corporate structure, in June 2002, we incurred a non-recurring, non-cash $18 million compensation expense resulting from certain Hewitt Holdings’ owners receiving more common stock than their proportional share of total capital, without offset for those Hewitt Holdings’ owners who received less than their proportional share in the conversion of Hewitt Holdings’ owners’ capital into common stock, and a non-recurring $8 million compensation expense related to establishing a vacation liability for Hewitt Holdings’ owners. In 2001 and 2000, compensation and related expenses included Sageo expenses of $34 million and $13 million, respectively. Exclusive of the non-recurring charges in 2002, Sageo expenses in the prior years, and excluding owner compensation for the four months beginning June 1, 2002 through September 30, 2002, compensation and related expenses as a percentage of net revenues decreased to 54% in 2002, from 55% in 2001 and 55% in 2000. The decrease was due to increased productivity in outsourcing and certain consulting areas partially offset by four months of compensation expense related to our acquisition of the benefits consulting business of Bacon & Woodrow and increases in associate numbers and annual compensation.

Initial Public Offering Restricted Stock Awards

In connection with our initial public offering on June 27, 2002, we granted approximately 5.8 million shares of class A restricted stock and restricted stock units to employees. Compensation and related payroll tax expenses of approximately $28 million were recorded as initial public offering restricted stock award expense from June 27, 2002 through September 30, 2002.

Other Operating Expenses

Other operating expenses were $358 million in 2002, $337 million in 2001 and $307 million in 2000. These expenses increased by 6% in 2002 and by 10% in 2001. As a percentage of net revenues, other operating expenses were 21% in 2002, 23% in 2001 and 24% in 2000. Included in other operating expenses were Sageo expenses of $9 million in 2001 and $1 million in 2000. Exclusive of Sageo, other operating expenses as a percentage of net revenues were 22% in 2001 and 24% in 2000. The decrease as a percentage of net revenues in 2002 was primarily the result of revenue growing at a faster rate than other operating expenses and our leveraging prior technology and occupancy costs to support expanded and new business. There was a $20 million increase in other operating expenses in 2002, which primarily reflects four months of operations at Bacon & Woodrow since the acquisition on June 5, 2002, along with increased spending in technology and maintenance expense in outsourcing, offset in part by lower depreciation expenses on computer equipment and lower software maintenance expenses. The decrease in other operating expenses as a percentage of net revenues in 2001 reflects the leveraging of our technology and occupancy costs.

Selling, General and Administrative Expenses

SG&A expenses were $76 million in 2002, $88 million in 2001, and $76 million in 2000. These expenses decreased by 14% in 2002 and increased by 16% in 2001. As a percentage of net revenues, SG&A expenses were 4% in 2002, 6% in 2001 and 6% in 2000. Included in SG&A were Sageo expenses of $14 million in 2001 and $7 million in 2000. Exclusive of Sageo, SG&A expenses as a percentage of net revenues were 5% in 2001 and 5% in 2000. The 1% decrease in SG&A as a percentage of net revenues in 2002 was primarily the result of revenue growing at a faster rate than SG&A expenses. There was a $2 million increase in SG&A expenses in 2002, after excluding the effects of Sageo in 2001, which primarily reflects the operations of Bacon & Woodrow since the acquisition on June 5, 2002, offset in part by lower client-related and internal travel-related expenses.

Non-Recurring Software Charge

In the three months ended September 30, 2001, the decision was made to transition Sageo’s clients from Sageo’s website to the Total Benefit Administration™ web interface, and Sageo employees who were directly involved in supporting clients were transferred to Hewitt. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software and recognized a $26 million non-recurring charge.

Other Expenses, Net

Other expenses, net were $17 million in 2002, $3 million in 2001 and $0.5 million in 2000. As a percentage of net revenues, other expenses, net was 1% or less in all three years. Interest expense was $16 million in 2002, $16 million in 2001, and $13 million in 2000. Interest expense remained flat in 2002 from 2001 despite a portion of our short-term debt being repaid with proceeds from the initial public offering, as we also introduced two new office space capital leases and their related interest expense. The increases in interest expense from 2000 to 2001 resulted from borrowings used to finance additions of computer equipment and leasehold improvements at our leased office space to accommodate growth in both our outsourcing and consulting segments. In 2002, other expenses, net also included a loss from a foreign currency option contract purchased in connection with our acquisition of the benefits consulting business of Bacon & Woodrow and which expired in 2002. In 2001 and 2000, other expenses, net included a non-recurring gain on an investment related to stock that we received in connection with the demutualization of an insurance company that had provided health and other general insurance to us for many years. A gain of $4 million was recorded in 2000 upon receipt of the stock, and an additional gain of $5 million, resulting from stock price appreciation, was recorded in 2001 when the stock was sold. No such gains were recorded in 2002.

Provision for Income Taxes

The provision for income taxes was $33 million for the year ended September 30, 2002. Approximately $22 million related to tax liabilities arising from a mandatory change in our tax accounting method and from the initial recording of deferred tax assets and liabilities related to temporary differences which resulted from the transition to a corporate structure. The remaining $11 million represents income tax expense arising from earnings between May 31, 2002 and September 30, 2002 while we operated as a corporation. The non-recurring, non-cash $18 million compensation expense resulting from certain Hewitt Holdings’ owners receiving more common stock than their proportional share of total capital, without offset for those Hewitt Holdings’ owners who received less than their proportional share in the conversion of owners’ capital into common stock, was not tax deductible.

Segment Results

We operate many of the administrative and support functions of our business through centralized shared service operations, an arrangement that we believe is the most economical and effective means of supporting the Outsourcing and Consulting segments. These shared services include information systems, human resources, general office support and space management, overall corporate management, finance and legal services. Additionally, we utilize a client development group that markets the entire spectrum of our services and devotes its resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of the administrative and marketing functions are not allocated to the business segments; rather, they are included in unallocated shared costs. The costs of information services and human resources, however, are allocated to the Outsourcing and Consulting segments on a specific identification basis or based on usage and headcount. Operating income before unallocated shared costs is referred to as “segment income” throughout this discussion.

Reconciliation of Segment Results to Total Company Results (in thousands)

	Year Ended September 30,			Six Months Ended March 31,
	2000	2001	2002	2002	2003
Outsourcing (1)
Revenues before reimbursements (net revenues)	$802,683	$951,884	$1,115,462	$551,104	$604,092
Segment income before non-recurring software charge (2)	137,716	164,425	272,702	139,679	122,047
Segment income (2)	137,716	137,956	272,702	139,679	122,047
Consulting (3)
Revenues before reimbursements (net revenues)	$477,869	$523,777	$600,735	$261,673	$354,283
Segment income (2)	151,060	168,766	161,787	82,692	66,178
Total
Revenues before reimbursements (net revenues)	$1,280,552	$1,475,661	$1,716,197	$812,777	$958,375
Reimbursements	25,507	26,432	33,882	13,470	27,534

Total revenues	$1,306,059	$1,502,093	$1,750,079	$826,247	$985,909

Segment income before non-recurring software charge	$288,776	$333,191	$434,489	$222,371	$188,225
Non-recurring software charge	—	26,469	—	—	—

Segment income (2)	$288,776	$306,722	$434,489	$222,371	$188,225
Charges not recorded at the segment level (2):
One-time charges (4)	—	—	26,143	—	—
Initial public offering restricted stock awards (2)(5)	—	—	27,525	—	29,544
Unallocated shared costs (2)	106,631	121,020	140,501	59,998	84,890

Operating income (2)	$182,145	$185,702	$240,320	$162,373	$73,791

(1)	The fiscal years 2000 and 2001 Outsourcing results include the results of Sageo prior to the decision to transition Sageo clients from Sageo’s website to the Total Benefit Administration™ web interface. In 2001, stand-alone company expenses were eliminated, Sageo website development spending ceased and Sageo employees who worked within the stand-alone Sageo operation were terminated or redeployed. Sageo contributed $0 and $10 million of Outsourcing net revenues and reduced segment income by $21 and $73 million for fiscal years 2000 and 2001, respectively.
(2)	Prior to May 31, 2002, Hewitt Holdings’ owners were compensated through distributions of income. In connection with our transition to a corporate structure on May 31, 2002, Hewitt Holdings’ owners who worked in the business became employees and we began to record their compensation as compensation and related expenses in arriving at segment income.
(3)	On June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow and their results are included in our Consulting segment results from the acquisition date.
(4)	In connection with our transition to a corporate structure, the following one-time charges were incurred: i) $8 million of non-recurring compensation expense related to the establishment of a vacation liability for Hewitt Holdings’ owners and ii) $18 million of non-recurring compensation expense resulting from certain Hewitt Holdings’ owners receiving more common stock than their proportional share of total capital, without offset for those Hewitt Holdings’ owners who received less than their proportional share.
(5)	Compensation expense of $30 million for the six months ended March 31, 2003 and $28 million for fiscal 2002 related to the amortization of initial public offering restricted stock awards.

Outsourcing

Six Months Ended March 31, 2003 and 2002

Outsourcing net revenues were $604 million in the six months ended March 31, 2003, compared to $551 million in the comparable prior year period, an increase of 10%. Approximately two-thirds of our Outsourcing net revenue growth was from the addition of new clients with the remainder of the growth from expanding services with existing clients. Our revenue growth rate also reflects pricing pressure on new client services and renewals as a result of continued softness in the U.S. economy and the competitive environment.

Outsourcing segment income as a percentage of Outsourcing net revenues was 20% in the six months ended March 31, 2003, compared to 25% in the comparable prior year period. Had we incurred estimated owner compensation of $17 million in the comparable prior year period, segment income would have been $123 million for the six months ended March 31, 2002. As such, as adjusted, Outsourcing segment income as a percentage of Outsourcing net revenues would have been 22% in the six months ended March 31, 2002. The decrease in margin in the six months ended March 31, 2003 primarily relates to our investment in the development of our workforce management solution and, to a lesser extent, the addition of employees in benefit administration outsourcing.

Fiscal Years Ended September 30, 2002, 2001 and 2000

Outsourcing net revenues were $1,115 million in 2002, $952 million in 2001 and $803 million in 2000. Net revenues increased by 17% in 2002 and by 19% in 2001. Approximately a quarter of our net revenue growth in 2002 was a result of adding new clients with the remainder of the growth from expanding servicing with existing clients. We achieved significant revenue growth in our Outsourcing business in 2002, though at a reduced rate, in a time of difficult economic conditions.

Outsourcing segment income before the non-recurring software charge as a percentage of outsourcing net revenues was 24% in 2002, 17% in 2001 and 17% in 2000. In connection with our transition to a corporate structure, we began to record compensation expense related to Hewitt Holdings’ owners who became employees on May 31, 2002, which significantly increased compensation in the current year while there was no owner compensation in the prior year when we operated as a limited liability company. Also, in the prior year, Sageo’s operating losses included in this segment were $73 million in 2001 and $21 million in 2000. Exclusive of Sageo’s operating losses in 2000 and 2001 and excluding owner compensation for the last four months in 2002, segment income before non-recurring software charge as a percentage of outsourcing net revenues was 26% in 2002, 22% in 2001 and 20% in 2000. This margin improvement reflects the leveraging of our technology and occupancy costs, as well as efforts to improve efficiencies with current clients.

Consulting

Six Months Ended March 31, 2003 and 2002

Consulting net revenues were $354 million in the six months ended March 31, 2003, compared to $262 million in the comparable prior year period, an increase of 35%. This increase primarily reflects the addition of Bacon & Woodrow’s benefits consulting business, favorable foreign currency translation due to the strengthening of European currencies relative to the U.S. dollar and consolidation of our Dutch affiliate since December 2002, upon our purchase of the remaining controlling interest there. Including the results of Bacon & Woodrow’s benefits consulting business in the prior year period, and excluding the effects of the acquisition of our Dutch affiliate and favorable foreign currency translation, Consulting net revenues would have increased by approximately 1% in the current year period over the prior year period. The net increase was due to increases in retirement plan and health benefit management consulting offset by a decrease in revenue from our more discretionary consulting services due to continued soft demand for such services.

Consulting segment income as a percentage of Consulting net revenues was 19% in the six months ended March 31, 2003, compared to 32% for the comparable prior year period. Had we incurred owner compensation of $43 million in the comparable prior year period, segment income would have been $40 million for the six months ended March 31, 2002. As such, as adjusted, Consulting segment income as a percentage of Consulting net revenues would have been 15% in the prior year period. The increase in the operating margin in the six months ended March 31, 2003, stemmed from higher margins in our European region as a result of the newly acquired Bacon & Woodrow benefits consulting business and in our health benefit management consulting due to improvements in resource management. Margins on our more discretionary consulting services increased in the first quarter of 2003, due to headcount and compensation cost reductions which occurred mid-fiscal 2002, and declined in the second quarter of 2003 due to continued soft demand for those services.

Fiscal Years Ended September 30, 2002, 2001 and 2000

Consulting net revenues were $601 million in 2002, $524 million in 2001 and $478 million in 2000. Net revenues increased by 15% in 2002 and 10% in 2001. In 2002, Consulting net revenues were higher as a result of the June 2002 acquisition of Bacon & Woodrow. Including the results of Bacon & Woodrow in 2001 and for the eight months of 2002 prior to the acquisition, Consulting net revenues would have increased by approximately 7% in 2002 from 2001. This increase was a result of growth in health benefit management and retirement plan consulting. These increases were partially offset by a decrease in revenues from discretionary consulting services over the prior year. In 2001, we experienced growth across the entire spectrum of our consulting services, including significant growth in our international operations. In 2000, we experienced growth in retirement plan consulting and international operations.

Consulting segment income as a percentage of consulting net revenues was 27% in 2002, 32% in 2001 and 32% in 2000. In connection with our transition to a corporate structure, in June 2002, we began to record compensation expense related to Hewitt Holdings’ owners who became employees on May 31, 2002, which significantly increased compensation in the current year while there was no owner compensation in the prior year when we operated as a limited liability company. Exclusive of owner compensation for the last four months in 2002, segment income as a percentage of consulting net revenues was 32% in 2002.

Quarterly Results

The following table sets forth the unaudited quarterly financial data for the periods indicated. The information for each of these periods has been prepared on the same basis as the audited combined and consolidated financial statements and, in our opinion, reflects all adjustments consisting only of normal recurring adjustments necessary to present fairly our financial results. Operating results for previous periods do not necessarily indicate results that may be achieved in any future period. We refer you to “Sageo” on page 30 for additional information on unusual items affecting the historical quarterly results.

	Fiscal 2001				Fiscal 2002				Fiscal 2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr (5)(6)	4th Qtr (4)	1st Qtr	2nd Qtr
	(in millions, except per share information)
Revenues:
Revenues before reimbursements (net revenues)*	$362	$365	$374	$375	$404	$409	$430	$473	$480	$478
Reimbursements*	7	7	7	5	7	7	9	11	14	14

Total revenues*	369	372	381	380	411	416	439	484	494	492
Operating expenses:
Compensation and related expenses, excluding initial public offering restricted stock awards (1)	206	211	211	209	217	224	272	302	312	311
Initial public offering restricted stock awards (2)	—	—	—	—	—	—	1	26	25	5
Reimbursable expenses*	7	7	7	5	7	7	9	11	14	14
Other operating expenses*	91	83	81	83	88	87	86	97	94	94
Selling, general and administrative expenses*	28	26	21	14	13	21	21	21	19	24
Non-recurring software charge (3)	—	—	—	26	—	—	—	—	—	—

Total operating expenses*	332	327	320	337	325	339	389	457	464	448

Operating income	37	45	61	43	86	77	50	27	30	44
Other expenses, net*	(3)	(3)	(2)	5	(4)	(5)	(3)	(5)	(5)	(4)

Income before taxes and owner distributions (4)*	$34	$42	$59	$48	$82	$72

Income before income taxes							47	22	25	40
Provision for income taxes							25	8	10	16

Net income							$22	$14	$15	$24

Earnings per share:
—basic**							$(0.51)	$0.16	$0.16	$0.25
—diluted**							$(0.51)	$0.15	$0.15	$0.24

*	Includes the results of Sageo shown in the table on page 30.
**	Earnings per share for the quarter ended June 30, 2002 reflects our operations for the month of June 2002, the one month we were a corporation.
(1)	Compensation for services rendered by Hewitt Holdings’ owners has not been reflected in the combined financial statements for periods prior to our transition to a corporate structure on May 31, 2002. Prior to May 31, 2002, we operated as a limited liability company and Hewitt Holdings’ owners were compensated through distributions of income rather than through salaries, benefits and performance-based bonuses.
(2)	Compensation expense of $30 million for the six months ended March 31, 2003 and $28 million for fiscal 2002 related to the amortization of initial public offering restricted stock awards.
(3)	Non-recurring software charge related to the discontinuation of the Sageo website. We refer you to “Sageo” on page 30.
(4)	Income before taxes and owner distributions as a limited liability company is not comparable to net income of a corporation because (i) compensation and related expenses did not include compensation expenses related to Hewitt Holdings’ owners since these individuals received distributions of income rather than compensation and (ii) we incurred no corporate income tax.
(5)	In connection with our transition to a corporate structure on May 31, 2002, Hewitt Holdings’ owners who worked in the business became our employees and we began to incur and reflect their compensation in compensation and related expenses. We also became subject to corporate income taxes. Additionally, on June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow and their results are included in our results from the acquisition date.
(6)	During the month of June 2002, the portion of the third quarter of 2002 during which we operated as a corporation, we also incurred several one-time charges totaling $48 million (see Note 3 to our combined and consolidated financial statements for fiscal 2002) related to our transition to a corporate structure, which resulted in a net loss. Additionally, common stock has been weighted from the dates of issuance and not from the beginning of the periods presented.

Seasonality and Inflation

Revenues and income vary over the fiscal year. Within our Outsourcing segment, we generally experience a seasonal increase in our fourth and first fiscal quarter revenues because our clients’ benefit enrollment processes typically occur during the fall. In contrast, within our Consulting segment, we typically experience a seasonal peak in the third and fourth fiscal quarters which reflects our clients’ business needs for these services. We believe inflation has had little effect on our results of operations during the past three years.

Pro Forma Results of Operations

During fiscal 2002, we completed several significant transactions. We completed our transition to a corporate structure in May 2002, and completed our initial public offering and the acquisition of Bacon & Woodrow in June 2002. The following pro forma results give effect to all three of these transactions as if they had occurred on October 1, 2001, the beginning of fiscal 2002, and exclude any non-recurring adjustments, to allow for comparability. Current year results, as shown in the statement of operations for the six months ended March 31, 2003, include the effects of all three transactions and, as such, are not shown on a pro forma basis.

The Bacon & Woodrow historical results in the following pro forma combined and consolidated income statements reflect Bacon & Woodrow’s results prior to the acquisition on June 5, 2002. As such, for the year ended September 30, 2002, the historical results of Bacon & Woodrow reflect the approximately eight months of Bacon & Woodrow’s results prior to the acquisition. The historical results of Hewitt for fiscal 2002 include Bacon & Woodrow’s results since June 5, 2002. For the six months ended March 31, 2002, both Bacon & Woodrow’s and Hewitt’s results are for the six month period then ended and prior to the acquisition.

The information presented is not necessarily indicative of the results of operations that might have occurred had the events described above actually taken place as of the dates specified. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. The “Pro Forma Combined and Consolidated Income Statements” and accompanying notes should be read in conjunction with our combined and consolidated financial statements and accompanying notes and the consolidated financial statements and accompanying notes of the benefits consulting business of Bacon & Woodrow, included elsewhere in this prospectus.

HEWITT ASSOCIATES, INC.

PRO FORMA COMBINED AND CONSOLIDATED INCOME STATEMENTS

(unaudited)

	Year Ended September 30, 2002
	Hewitt Historical (1)	B&W Historical (1)	Acquisition and Incorporation Adjustments		Adjustments for the Initial Public Offering		Pro Forma
	(in millions, except share and per share data)
Revenues:
Revenue before reimbursements (net revenues)	$1,716	$91	$—		$—		$1,807
Reimbursements	34	3	—		—		37

Total revenues	1,750	94	—		—		1,844
Operating expenses:
Compensation and related expenses, excluding initial public offering restricted stock awards	1,014	50	108	(a)	—		1,157
			(8	) (b)
			(18	) (c)
			12	(f)
			(1	) (g)
Initial public offering restricted stock awards (2)	28	—	—		34	(m)	62
Reimbursable expenses	34	3	—		—		37
Other operating expenses	358	11	2	(h)	—		371
Selling, general and administrative expenses	76	14	(8	) (i)	—		82

Total operating expenses	1,510	78	87		34		1,709
Operating income	240	16	(87)		(34)		135
Other expenses, net	(17)	(1)	(1	) (j)	—		(15)
			4	(k)

Income before taxes and owner distributions	223	15	(84)		(34)		120
Provision for income taxes	33	—	(22	) (d)	(13	) (n)	49
			50	(e)
			1	(l)

Income before owner distributions		$15

Net income	$190		$(113)		$(21)		$71

Earnings per share:
—basic							$0.76
—diluted							$0.74
Weighted average shares (2):
—basic							93,247,202	(o)
—diluted							96,349,345	(o)

(1)	Prior to our transition to a corporate structure, Hewitt operated as a limited liability company, and prior to the sale of its benefits consulting business to us, Bacon & Woodrow operated as a general partnership. In such forms, Hewitt Holdings’ owners and the former owners of Bacon & Woodrow were compensated through distributions of income and neither Hewitt nor Bacon & Woodrow incurred corporate income tax. Accordingly, historical results for Hewitt and the benefits consulting business of Bacon & Woodrow do not include (i) compensation for services rendered by Hewitt Holdings’ owners or the former owners of Bacon & Woodrow or (ii) corporate income tax expense. As a result, income before owner distributions is not comparable to net income of a corporation.
(2)	Initial public offering restricted stock awards expense and weighted average shares have been updated based upon actual net forfeitures through March 31, 2003. Additionally, for purposes of calculating diluted earnings per share, weighted average shares have been updated to reflect options granted through March 31, 2003, that also have a dilutive effect under the Treasury Stock Method.

HEWITT ASSOCIATES, INC.

PRO FORMA COMBINED AND CONSOLIDATED INCOME STATEMENTS

(unaudited)

	Six Months Ended March 31, 2002
	Hewitt Historical (1)	B&W Historical (1)	Acquisition and Incorporation Adjustments		Adjustments for the Initial Public Offering		Pro Forma
	(in millions, except share and per share data)
Revenues:
Revenue before reimbursements (net revenues)	$813	$67	$—		$—		$880
Reimbursements	13	2	—		—		15

Total revenues	826	69			—		895
Operating expenses:
Compensation and related expenses, excluding initial public offering restricted stock awards	441	37	81	(a)	—		567
			9	(f)
			(1	) (g)
Initial public offering restricted stock awards	—	—	—		51	(m)	51
Reimbursable expenses	13	2	—		—		15
Other operating expenses	175	9	2	(h)	—		186
Selling, general and administrative expenses	35	7	(1	) (i)	—		41

Total operating expenses	664	55	90		51		860
Operating income	162	14	(90)		(51)		35
Other expenses, net	(9)	—	4	(k)	—		(5)

Income before taxes and owner distributions	153	14	(86)		(51)		30
Provision for income taxes	—	—	32	(e)	(20	) (n)	14
			2	(l)

Income before owner distributions	$153	$14

Net income			$(120)		$(31)		$16

Earnings per share:
—basic							$0.18
—diluted							$0.17
Weighted average shares:
—basic							91,351,174	(o)
—diluted							95,722,284	(o)

(1)	Prior to our transition to a corporate structure, Hewitt operated as a limited liability company, and prior to the sale of its benefits consulting business to us, Bacon & Woodrow operated as a general partnership. In such forms, Hewitt Holdings’ owners and the former owners of Bacon & Woodrow were compensated through distributions of income and neither Hewitt nor Bacon & Woodrow incurred corporate income tax. Accordingly, historical results for Hewitt and the benefits consulting business of Bacon & Woodrow do not include (i) compensation for services rendered by Hewitt Holdings’ owners or the former owners of Bacon & Woodrow or (ii) corporate income tax expense. As a result, income before owner distributions is not comparable to net income of a corporation.

NOTES TO PRO FORMA COMBINED AND

COMBINED CONSOLIDATED FINANCIAL INFORMATION

(unaudited)

Transition to a Corporate Structure:

(a) Compensation of Hewitt Holdings’ owners as employees. Historically, we operated as a limited liability company and Hewitt Holdings’ owners were compensated through distributions of income. As a result, our historical results prior to our transition to a corporate structure on May 31, 2002, do not reflect compensation for services rendered by Hewitt Holdings’ owners. The adjustments reflect compensation and related expenses that we would have incurred, based on our compensation plan effective upon completion of our transition to a corporate structure, as if we had been a corporation and Hewitt Holdings’ owners who were active in the business as of May 31, 2002 had been our employees from the beginning of the periods presented. All elements of the new compensation plan, including salaries, benefits and performance-based bonuses, have been included in these adjustments. On June 1, 2002, we began to account for payments for services rendered by Hewitt Holdings’ owners as compensation and related expenses.

(b) Vacation liability arising from Hewitt Holdings’ owners becoming employees. In connection with our transition to a corporate structure, we incurred a non-recurring compensation expense of $8 million arising from the establishment of an owner vacation liability. An owner vacation liability was not recorded in the historical periods because Hewitt Holdings’ owners were compensated through distributions of income rather than as employees. This adjustment is reflected on the pro forma combined and consolidated income statement for the year ended September 30, 2002, where the non-recurring charge was recorded.

(c) Conversion of limited liability company interests into stock upon transition to a corporate structure. Upon the completion of our transition to a corporate structure, we incurred a non-recurring, non-cash compensation expense resulting from certain Hewitt Holdings’ owners receiving more common stock than their proportional share of total capital, without offset for those owners who received less than their proportional share in the conversion of owners’ capital into common stock. The reason for the disproportionate stock allocations is that the allocation formula to which Hewitt Holdings’ owners have agreed considers, in addition to invested capital, factors such as pay, years of service and age. The amount of this charge is approximately $18 million. This adjustment is reflected on the pro forma combined and consolidated income statement for the year ended September 30, 2002, where the non-recurring charge was recorded.

(d) Deferred tax liability arising from our transition to a corporate structure. Upon completion of our transition to a corporate structure, we became subject to corporate income taxes and began to apply the asset and liability method described in SFAS No. 109, Accounting for Income Taxes. In conjunction with our transition to a corporate structure, we incurred a non-recurring net income tax expense of $22 million, which results from a $5 million tax liability arising from a mandatory change in our tax accounting method and a $27 million net liability arising from the establishment of deferred tax assets and liabilities relating to our transition to a corporate structure in accordance with SFAS No. 109. Prior to our transition to a corporate structure, we were taxed and treated as a partnership for United States federal income tax purposes. As such, we were permitted to utilize the cash basis method of accounting for income tax purposes. Following our transition to a corporate structure, we are required to utilize the accrual basis method of accounting for income taxes. This adjustment is reflected on the pro forma combined and consolidated income statement for the year ended September 30, 2002, due to its non-recurring nature.

(e) Provision for income taxes. Adjustment to reflect an estimated income tax provision, as if we had operated as a corporation from the beginning of the periods presented, applying effective tax

NOTES TO PRO FORMA COMBINED AND

CONSOLIDATED FINANCIAL INFORMATION—(Continued)

(unaudited).

rates of 42% to Hewitt’s pro forma income before taxes in the six months ended March 31, 2002 and in fiscal 2002. Our effective tax rate is higher than the statutory tax rate primarily due to non-deductible permanent items.

Bacon and Woodrow Acquisition:

(f) Compensation of Bacon & Woodrow’s partners as employees. Adjustment reflects compensation and related expenses that we would have incurred, based on the employment agreements which we have entered into with the Bacon & Woodrow partners at the time of the acquisition, as if such employment agreements had been in effect from the beginning of the periods presented.

(g) Payment of liabilities related to the acquisition of the benefits consulting business of Bacon & Woodrow. Adjustment reflects the payment and retirement of $24 million of annuity liabilities due to former partners of Bacon & Woodrow which we assumed in connection with our acquisition of Bacon & Woodrow. As a result of the adjustment reflecting the elimination of this benefit liability, the related compensation expenses of $1 million incurred during both the six months ended March 31, 2002 and the year ended September 30, 2002 have been eliminated in the pro forma combined and consolidated income statements due to their non-recurring nature.

(h) Recognition of amortization expense on definite-lived intangibles resulting from the Bacon & Woodrow acquisition. Adjustment reflects the incremental pro forma amortization expense of $2 million for the definite-lived intangible assets created as part of the acquisition for the six months ended March 31, 2002 and fiscal 2002.

(i) Elimination of non-recurring costs associated with the Bacon & Woodrow acquisition. Adjustment reflects the elimination of professional fees incurred by Bacon & Woodrow related to the sale of its benefits consulting business and the elimination of expense incurred in May 2002 related to the former Bacon & Woodrow partners’ purchase of indemnity insurance prior to the acquisition. The adjustment totaled $1 million for the six months ended March 31, 2002 and $8 million for fiscal 2002.

(j) Distribution of accumulated earnings to Bacon & Woodrow partners. Adjustment reflects the pro forma interest expense on $36 million of debt secured to fund distributions of accumulated earnings to Bacon & Woodrow’s partners as if the debt had been outstanding for all periods presented. The pro forma interest expense adjustment was $1 million for fiscal 2002 and was not significant for the six months ended March 31, 2002.

(k) Elimination of losses on a foreign currency purchase option. Adjustment reflects the elimination of losses incurred on a foreign currency purchase option we purchased to lessen the risk of currency fluctuations on our purchase of Bacon & Woodrow. The adjustment was approximately $4 million for both the six months ended March 31, 2002 and fiscal 2002.

(l) Provision for corporate taxes. Adjustment reflects an estimated income tax provision as if Bacon & Woodrow had operated as a corporation and had been acquired by us at the beginning of the periods presented, applying an effective tax rate of 40% to Bacon & Woodrow’s pro forma income before taxes.

Initial Public Offering:

(m) Expense related to employee initial public offering awards. Adjustment to reflect compensation expense, net of forfeitures, related to 5,789,908 shares of restricted class A common stock and related payroll taxes which we awarded to employees immediately following the consummation of the initial public offering. The restricted stock had a value of approximately $110.1 million on the grant date, approximately 36.5% of which was amortized on a straight-line basis as a non-cash compensation expense between the grant date and December 31, 2002 and 63.5% of which will be amortized on a straight-line basis as a non-cash compensation expense over the four years following the grant date. Based on a vesting schedule that is assumed to begin on October 1, 2001, we have provided for a non-cash compensation expense of $51 million in the six months ended March 31, 2002 and $62 million in fiscal 2002.

(n) Taxes related to the employee initial public offering awards. Adjustment reflects the estimated tax provision related to the initial public offering awards of restricted stock we awarded to employees immediately following the offering, using a 39% effective tax rate.

(o) Earnings per share. Pro forma as adjusted basic and diluted earnings per share:

	Year Ended September 30, 2002		Six Months Ended March 31, 2002
	Basic	Diluted	Basic	Diluted
Earnings per share:
Pro forma as adjusted net income	$71,000,000	$71,000,000	$16,000,000	$16,000,000
Weighted average shares outstanding	93,247,202	96,349,345	91,351,174	95,722,284

Earnings per share	$0.76	$0.74	$0.18	$0.17

*	The 9,417,526 shares of common stock which were issued to the Bacon & Woodrow partners are included in the computation of weighted average shares outstanding for basic earnings per share for four months of the six months ended March 31, 2002 and for ten months of fiscal 2002. For diluted earnings per share, the shares are considered outstanding for all periods presented.

Liquidity and Capital Resources

We have historically funded our growth and working capital requirements with internally generated funds, credit facilities and term notes. Our change to a corporate structure in May 2002, and our initial public offering in June 2002, enhanced our ability to access new forms of debt and equity financing to fund new investments and acquisitions, as well as to meet ongoing and future capital resource needs.

Summary of Cash Flows

(in thousands)

	Year Ended September 30,			Six Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Cash provided by:
Operating activities	$229,052	$343,508	$251,142	$213,522	$88,113
Cash used in:
Investing activities	(130,505)	(88,528)	(95,714)	(28,990)	(57,337)
Financing activities	(92,820)	(209,954)	(81,649)	(189,124)	(18,426)
Effect of exchange rate changes on cash	(157)	(595)	2,065	327	395

Net increase (decrease) in cash and cash equivalents	5,570	44,431	75,844	(4,265)	12,745
Cash and cash equivalents at beginning of period	10,605	16,175	60,606	60,606	136,450

Cash and cash equivalents at end of period	$16,175	$60,606	$136,450	$56,341	$149,195

For the six months ended March 31, 2003 and 2002, cash provided by operating activities was $88 million and $214 million, respectively. The decrease in cash flows provided by operating activities between the six months ended March 31, 2003 and 2002, is primarily due to the inclusion of compensation expenses related to Hewitt Holdings’ owners and a provision for corporate income taxes, stemming from our transition to a corporate structure on May 31, 2002. Prior to May 31, 2002, the distributions to Hewitt Holdings’ owners were paid out of cash flows from financing activities as capital distributions, and we did not pay corporate income taxes when we operated as a limited liability company. Additionally, cash from operating activities decreased in the six months ended March 31, 2003, due to increases in client receivables and unbilled work in process balances over the prior year period.

For the years ended September 30, 2002 and 2001, cash provided by operating activities was $251 million and $344 million, respectively. The decrease in 2002 was primarily due to the distribution of $153 million of client receivables to Hewitt Holdings in the year ended September 30, 2002, related to the transition to a corporate structure in May 2002, partially offset by an increase in net income and higher accrued expenses. The $153 million distribution of receivables to Hewitt Holdings was a one-time transaction that reduced cash collections in fiscal 2002 and therefore reduced our cash flows from operating activities.

For the six months ended March 31, 2003 and 2002, cash used in investing activities was $57 million and $29 million, respectively. The increase in cash used in investing activities was primarily due to increased spending on software development and a $7 million payment to acquire the remaining interest in our joint venture in The Netherlands.

For the year ended September 30, 2002 and 2001, cash used in investing activities was $96 million and $89 million, respectively. The increase in cash used in investing activities was primarily due to increased spending on hardware and software development.

Cash used in financing activities was $18 million and $189 million, respectively, for the six months ended March 31, 2003 and 2002. For the six months ended March 31, 2003, repayments of long-term debt accounted for the majority of the cash used in financing activities, while in the six months ended March 31, 2002, capital distributions under the former limited liability company structure accounted for $178 million of the cash outflows.

For the year ended September 30, 2002 and 2001, cash used in financing activities was $82 million and $210 million, respectively. The decrease was primarily due to the receipt of the initial public offering proceeds, offset by increased capital distributions. For the year ended September 30, 2002, capital distributions to Hewitt Holdings accounted for the majority of the cash used in financing activities including $55 million in cash distributed to Hewitt Holdings to fund a distribution to Hewitt Holdings’ owners of accumulated earnings in preparation of our transition to a corporate structure. For the year ended September 30, 2001, capital distributions from Hewitt Holdings had been a function of the timing of discretionary withdrawals by Hewitt Holdings’ owners and the needs of Hewitt Holdings for the construction of facilities for use by Hewitt Associates and Affiliates. In future periods, distributions to Hewitt Holdings’ owners will be replaced by compensation and related expenses, which will affect the net cash provided by operating activities. For the year ended September 30, 2002, repayments exceeded borrowings by $37 million primarily due to the repayment of borrowings with proceeds from the initial public offering, offset by borrowings related to two new building capital leases and the addition of Bacon & Woodrow debt.

At March 31, 2003, our cash and cash equivalents were $149 million, as compared to $56 million at March 31, 2002, an increase of $93 million or 165%. Cash and cash equivalents at March 31, 2003, increased over the prior year primarily due to the receipt of proceeds from our initial public offering in June 2002, and higher earnings and related cash flows from operating activities in fiscal 2002 and the first six months of fiscal 2003, which were primarily offset by the payment of capital distributions prior to incorporation on May 31, 2002 and repayments of short-term borrowings.

At September 30, 2002, our cash and cash equivalents were $136 million, as compared to $61 million at September 30, 2001, an increase of $76 million or 125%. Cash and cash equivalents increased primarily due to the receipt of proceeds from our initial public offering, partly offset by the payment of owner distributions to Hewitt Holdings’ owners before incorporation and the reduction of debt after the offering.

Commitments

Significant ongoing commitments consist primarily of leases and debt. The following table shows the minimum future debt or non-cancelable rental payments required under existing debt agreements or lease agreements which have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 2002.

Contractual Obligations

	Payments Due in Fiscal Year
	Total	2003	2004- 2005	2006- 2007	Thereafter
	(in millions)
Operating Leases:
Related Party	$499	$34	$67	$67	$331
Third Party	310	48	80	58	124

	809	82	147	125	455
Capital Leases:
Related Party	24	—	2	2	20
Third Party	77	11	8	6	52

	101	11	10	8	72
Debt	184	37	26	51	70

Total Contractual Obligations	$1,094	$130	$183	$184	$597

We have related party operating leases with Hewitt Holdings and its subsidiaries, Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, The Bayview Trust and Overlook Associates (an equity method investment of Hewitt Holdings). The minimum aggregate lease payments on these leases totaled $499 million as of September 30, 2002. The following are real estate lease commitments outstanding as of September 30, 2002:

Holdings Property Entity	Location	Commencement Date	Expiration Date
Hewitt Properties I	Lincolnshire, Illinois	November 1998	November 2018
Hewitt Properties II	Lincolnshire, Illinois	December 1999	December 2019
Hewitt Properties III	Lincolnshire, Illinois	May 1999	May 2014
Hewitt Properties IV	Orlando, Florida	March 2000	March 2020
Hewitt Properties IV	The Woodlands, Texas	March 2000	March 2020
Hewitt Properties VII	Norwalk, Connecticut	September 2001	September 2011
The Bayview Trust	Newport Beach, California	June 2002	May 2017
Overlook Associates	Lincolnshire, Illinois	*	*

*	We have three leases of various terms with Overlook Associates. The first began in 1989 and the last will expire in 2017.

Total lease payments to Hewitt Holdings were $40 million in 2002, $39 million in 2001 and $35 million in 2000. The leases were entered into on terms comparable to those which would have been obtained in an arm’s length transaction. The underlying real property value owned by Hewitt Holdings’ property entities aggregated $394 million and $461 million in 2002 and 2001. The investments in the properties owned by these related parties were funded through capital contributions by Hewitt Holdings and third-party debt. Total outstanding debt owed to third parties by these related parties totaled $285 million and $319 million in 2002 and 2001. The debt is payable over periods that range from 3 to 18 years, and bears fixed interest rates that range from 5.58% to 7.93%. This debt is not reflected on our balance sheet as the obligation represented by the debt is an obligation of Hewitt Holdings and its related parties and is not an obligation of the Company. Substantially all of the activities of Hewitt Holdings’ property entities involve assets that are leased to us. We refer you to “Certain Relationships and Related Transactions—Real Estate” for more information regarding these related party leases.

We also have various third-party operating leases for office space, furniture and equipment with terms ranging from one to twenty years. As of September 30, 2002, the minimum aggregate lease payments on these leases totaled $310 million. We lease office space in approximately 76 locations in 30 countries. As of September 30, 2002, the minimum annual base rent under such office leases totaled $33.0 million (non-U.S. lease rental rates converted into U.S. dollars at exchange rates as of September 30, 2002) and aggregate lease payments on the office leases totaled $267.7 million. We also have several leases for office furniture used in Hewitt-owned buildings in Lincolnshire, Illinois, The Woodlands, Texas and Orlando, Florida. The oldest of these leases has a commencement date of January 1, 1997 and expires on June 30, 2004. The most recent of these leases has a commencement date of December 1, 1999 and expires on May 31, 2007. As of September 30, 2002, combined annual lease payments under these leases were $4.1 million and the minimum aggregate lease payments on these leases totaled $20.7 million. We also lease office equipment such as copiers, servers and disk drives under numerous leases. Annual aggregate lease obligations under these leases as of September 30, 2002 were $10.6 million and the minimum aggregate lease payments on these leases totaled $21.3 million.

Total rental expenses for operating leases was $104 million in 2002, $87 million in 2001 and $83 million in 2000.

During the third quarter of fiscal 2002, we entered into two 15-year capital leases to lease office space. At inception of the leases, we recorded $89 million in buildings and long-term debt to reflect the long-term lease obligations. Lease payments are made in monthly installments at 7.33% interest. As of March 31, 2003, the outstanding debt related to these leases was $87 million. One of the leases, totaling approximately $24 million at March 31, 2003, was with a related party, The Bayview Trust. However, on March 7, 2003, The Bayview Trust sold the building where we leased premises and our lease was assigned to the third-party purchaser of the building.

Our computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment. The amounts due are payable over three- to five-year terms and are payable in monthly or quarterly installments at various interest rates ranging from 5.8%-to-8.0%. At March 31, 2003, the outstanding balance on the equipment financing agreements was $8 million.

Our debt consists primarily of lines of credit, term notes, and equipment financing arrangements. We have two unsecured line of credit facilities. The 364-day facility expires on September 26, 2003, and provides for borrowings up to $70 million. The three-year facility expires on September 27, 2005, and provides for borrowings up to $50 million. Borrowings under either facility accrue interest at LIBOR plus 52.5-to-72.5 basis points or the prime rate, at our option and are repayable upon demand or at expiration of the facility. Quarterly facility fees ranging from 10-to-15 basis points are charged on the average daily commitment under both facilities. If the aggregate utilization under both facilities exceeds 50% of the aggregate commitment, an additional utilization fee, based on the aggregate utilization, is assessed at a rate of 0.125% per annum. At March 31, 2003, there was no outstanding balance on either facility.

We had an unsecured multi-currency line of credit that permitted borrowings of up to $10 million through February 28, 2003, at an interbank multi-currency interest rate plus 75 basis points. All outstanding balances on the unsecured multi-currency line of credit were repaid in full at the expiration of the facility on February 28, 2003. In addition, Hewitt Bacon & Woodrow Ltd., our U.K. subsidiary, has an unsecured British Pound Sterling line of credit permitting borrowings up to £20 million until July 30, 2003, and £17 million thereafter until expiration of the facility on January 31, 2004, at a current rate of 4.78%. As of March 31, 2003, the outstanding balance was £15 million, equivalent to approximately $23 million, and is repayable upon demand or at expiration of the facility. There was other foreign debt outstanding at March 31, 2003 totaling approximately $7 million, pursuant to local banking relationships in over a dozen countries. In total, the outstanding balance on the line of credit and other foreign debt was $30 million as of March 31, 2003.

On March 7, 2003, we entered into a contract with a lender to provide up to $13 million in multiple currency loans and letters of credit to replace our unsecured multi-currency line of credit, which we repaid. This contract allows Hewitt subsidiaries to secure financing at rates based on Hewitt’s credit- worthiness. There is no fixed termination date on this contract. On March 17, 2003, our subsidiary, the Lincolnshire Insurance Company, obtained a $6 million letter of credit. There were no borrowings under the letter of credit as of March 31, 2003.

We have issued unsecured senior term notes to various financial institutions consisting primarily of insurance companies totaling $147 million as of March 31, 2003. Of this amount, $10 million bears interest at 7.65% and is repayable in October 2005; $15 million bears interest at 7.90% and is repayable in October 2010; $15 million bears interest at 7.93% and is repayable in June 2007; $10 million bears interest at 8.11% and is repayable in June 2010; $12 million bears interest at 7.94% and is repayable in five annual installments beginning March 2003; $35 million bears interest at 8.08%, and is repayable in five annual installments beginning in March 2008; and $50 million bears interest at 7.45%, and is repayable in five annual installments beginning May 2004.

A number of our debt agreements contain financial and other covenants including, among others, covenants restricting our ability to incur indebtedness and create liens, to sell the assets or stock of a collateralized subsidiary, and to pay dividends or make distributions to Hewitt Holdings’ owners which would result in a default. Our debt agreements also contain covenants requiring Hewitt Associates LLC and its affiliates to maintain a minimum level of tangible net worth ($125 million as of September 30, 2002) and net worth ($216 million as of September 30, 2002), to maintain interest rate coverage of at least 2.00-to-1.00 and to maintain a leverage ratio not to exceed 2.25-to-1.00. At March 31, 2003, we were in compliance with the terms of our debt agreements.

In connection with the initial public offering, we raised approximately $219 million in net proceeds after offering expenses. Of the $219 million of total net proceeds received, $52 million was used to repay the outstanding balance on our line of credit, $8.3 million was used to pay income taxes resulting from our transition to a corporate structure, and the balance was used for general corporate purposes and working capital.

We believe the cash on hand, together with funds from operations, other current assets, and existing credit facilities will satisfy our expected working capital, contractual obligations, capital expenditures, and investment requirements through at least fiscal 2003.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Historically, we have not entered into hedging transactions, such as foreign currency forward contracts or interest rate swaps, to manage this risk due to our low percentage of foreign debt and restrictions on our fixed rate debt. However, in August 2001, we purchased a £150 million foreign currency option to offset the foreign currency risk associated with the planned purchase of the benefits consulting business of Bacon & Woodrow. This instrument expired in May 2002. We do not hold or issue derivative financial instruments for trading purposes. At March 31, 2003, we were not a party to any hedging transaction or derivative financial instrument.

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents, which is designed for safety of principal and liquidity. We maintain a portfolio of cash equivalents in the highest rated money market investments and continuously monitor the investment ratings. The investments are subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates.

At March 31, 2003, 100% of our long-term debt was at a fixed rate. Our short-term debt with a variable rate consisted of our unsecured line of credit, which has an interest rate of LIBOR plus 52.5-to-72.5 basis points or the prime rate, at our option. As of March 31, 2003, there was no outstanding balance on our unsecured line of credit. In addition, Hewitt Bacon & Woodrow Ltd., our U.K. subsidiary, has an unsecured British Pound Sterling line of credit permitting borrowings of up to £20 million until July 30, 2003 and £17 million thereafter until expiration of the facility on January 31, 2004, at a current rate of 4.78%. As of March 31, 2003, the outstanding balance was £15 million, equivalent to approximately $23 million, and is repayable upon demand or at expiration of the facility. There was other foreign debt outstanding at March 31, 2003, totaling approximately $7 million, pursuant to local banking relationships in over a dozen countries. In total, the outstanding balance on the line of credit and other foreign debt was $30 million as of March 31, 2003.

Our foreign subsidiaries maintained debt with an effective interest rate of 4.47% during the six months ended March 31, 2003. A one percentage point increase would have increased our interest expense by approximately $0.2 million for the six months ended March 31, 2003. We also maintain an invested cash portfolio which earned interest at an effective rate of 1.81% during the six months ended

March 31, 2003. A one percentage point increase would have increased our interest income by approximately $0.6 million for the six months ended March 31, 2003. The net effect of a one percentage point change would have been approximately $0.3 million in additional income from an increase in the rate (additional expense from a decrease in the rate) for the six months ended March 31, 2003.

Our fixed rate debt consists of our unsecured senior term notes. At March 31, 2003, a 10 percent decrease in the levels of interest rates with all other variables held constant would result in an increase in the fair market value of our fixed rate debt of $2.8 million. At March 31, 2003, a 10 percent increase in the levels of interest rates with all other variables held constant would result in a decrease in the fair market value of our fixed rate debt of $2.7 million.

Foreign exchange risk

For the six month period ended March 31, 2003, revenues from U.S. operations as a percent of total revenues was 83%. Foreign currency net translation income was $3 million for the six month period ended March 31, 2003. We do not enter into any foreign currency forward contracts for speculative or trading purposes.

Operating in international markets means that we are exposed to movements in these foreign exchange rates, primarily the British pound sterling and the Euro. Approximately 11% of our net revenues for the six months ended March 31, 2003 were from the United Kingdom. Approximately 3% of our net revenues for the six months ended March 31, 2003 were from countries whose currency is the Euro. Changes in these foreign exchange rates would have the largest impact on our translating our international operations results into U.S. dollars. A 10% change in the average exchange rate for the British pound sterling for the six months ended March 31, 2003, would have impacted our pre-tax net operating income by approximately $0.2 million. A 10% change in the average exchange rate for the Euro for the six months ended March 31, 2003, would have impacted our pre-tax net operating income by less than $0.1 million.

New Accounting Pronouncements

In November 2002, the FASB’s Emerging Issues Task Force reached consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses the accounting treatment for arrangements that provide the delivery or performance of multiple products or services where the delivery of a product, system or performance of services may occur at different points in time or over different periods of time. EITF No. 00-21 requires the separation of the multiple deliverables that meet certain requirements into individual units of accounting that are accounted for separately under the appropriate authoritative accounting literature. EITF No. 00-21 is applicable to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently evaluating the requirements and impact of this issue on our consolidated results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The adoption of FIN No. 46 did not have a material impact on our consolidated financial statements.

BUSINESS

Overview

Hewitt is a leading global provider of human resources outsourcing and consulting services. Our mission is to excel, around the world, at helping our clients and their people succeed together. In fiscal 2002, which marked our 41st consecutive year of revenue growth, we provided services to more than 2,000 clients. We believe that we are well-positioned to continue our growth in a business environment characterized by a growing recognition of the critical importance of human resources, increasingly complex human resources challenges and rapid technological change.

Since our founding in 1940, we have continuously extended and expanded our human resources service offerings in response to our clients’ needs. Early in our history, we specialized in providing actuarial services for sponsors of retirement plans and executive compensation consulting. These remain core competencies of the firm today. Benefits legislation in the 1970’s and the proliferation of flexible benefits and 401(k) programs in the 1980’s substantially increased companies’ needs for advisory and administrative services related to health and welfare benefits, retirement benefits and compensation programs. In 1991, we introduced Total Benefit Administration™, which we believe is the first technology platform for outsourcing the administration of the three major benefit service areas using a single, integrated system and database. Following significant investments in technology and with over twelve years of experience, outsourcing is now our largest business segment.

Of our $1.7 billion of net revenues in 2002, 65% were generated in our outsourcing business and 35% were generated in our consulting business. As illustrated in the diagram below, our outsourcing business is comprised of three core benefits administration services, our new payroll administration service and our workforce management solution. Our consulting business is comprised of three core service areas.

We believe that our leadership in outsourcing and consulting and our ability to provide integrated solutions across and within both businesses are important competitive advantages. With our full range of services, we are able to leverage the data and knowledge we gain through outsourcing to provide a more comprehensive and market-based solution in our consulting business. Likewise, we utilize the expertise developed through our consulting business to meet the specific objectives of our outsourcing clients through high-value, cost-effective solutions.

Through our outsourcing business, we apply our human resources expertise and employ our integrated technology systems to administer our clients’ human resources programs: benefits, payroll and workforce management. We assume and automate the resource-intensive processes required to administer our clients’ human resources programs, and we provide on-line tools and information that support decision-making and transactions by our clients and their employees. We enable companies to streamline their human resources administration and processes in order to enhance effectiveness and reduce costs, and to employ web-based technologies to automate processes and transactions. With the information and tools that we provide, our clients are able to optimize the return on their benefits, payroll, and human resources investments.

Our benefits outsourcing services include health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). Our recent acquisition of Cyborg expands our outsourcing service offering to include payroll administration, allows us to provide our clients with a stand-alone payroll service and, importantly, enables us to offer a comprehensive range of human resources outsourcing services. Our payroll services include installed payroll software and fully outsourced processing. Our workforce management services include workforce administration, compensation, performance management, learning and development, recruiting, and succession planning.

To date, we have provided our outsourcing services primarily to companies with complex human resources programs and over 10,000 employees. As of March 31, 2003, we were providing benefit outsourcing services to approximately 200 clients (typically through three-to five-year contracts)

representing a total of approximately 330 benefit services. We define a benefit outsourcing client as a company that has outsourced to us the administration of one or more of the three core benefit services. We define a benefit service as any one of the three benefit administration services that we provide for a client. As a result, for clients who offer health and welfare, defined contribution and defined benefit programs, we have the opportunity to provide three benefit services. We are focused on developing deep client relationships and establishing ourselves as the outsourcer of choice across all of our outsourcing services. We have grown our outsourcing revenues by both expanding existing client relationships and adding new clients.

We believe that we will continue to deliver significant growth in our outsourcing business by expanding relationships with existing clients, continuing to penetrate our outsourcing target market, continuing to extend our service offering, addressing the complex and changing needs for health benefit management services, providing outsourcing services to mid-sized companies, establishing new business alliances and growing our business outside the United States.

Through our consulting business, we provide a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans and broader human resources programs and processes. Our consulting clients include a diverse base of companies, many of which have been clients for a long time. We have grown our consulting revenues by both expanding existing client relationships and adding new clients. Of our 100 largest consulting clients in 2002 (ranked by revenues), 92 were consulting clients in each of the last five years.

We plan to continue to grow our consulting business by cross-selling into our existing client base, targeting companies we currently do not serve, continuing to address the complex and changing needs for health benefit management services and growing our business outside the United States.

Industry Background

Human resources outsourcing and consulting are growing rapidly in today’s increasingly service- and knowledge-based economy as companies view the effective management of human capital as critical to optimizing business results. As companies strive to improve profitability and productivity, the effectiveness of human resources expenditures is an area of increased focus. Furthermore, the increasing complexity of human resources processes and programs, the need to develop new or improved programs in response to changing regulations or competitive pressures, and the desire to realize a high return on investments in these programs, all contribute to the rising premium placed on effective human resources.

International Data Corporation projects total U.S. human resources services spending to grow at a 12.5% compounded annual growth rate from approximately $30 billion in 2002 to more than $54 billion by 2007. This growth projection consists of: (i) a 20.8% compound annual growth rate for human resources business process outsourcing (e.g., hiring, benefits, management, training and development and performance management) from approximately $6 billion in 2002 to $15 billion in 2007; (ii) an 8.4% compound annual growth rate for human resources processing services (e.g., benefits administration and payroll) from approximately $11 billion in 2002 to $17 billion in 2007 and (iii) a 11.4% compound annual growth rate for human resources consulting (e.g., human resources strategy, best practices and process re-engineering, process improvement, organizational, compensation and benefit design) from approximately $13 billion in 2002 to nearly $22 billion in 2007.

Companies are focused on maximizing the return on their human resource investments by structuring human resource programs that meet employee needs and expectations and by delivering those programs efficiently. Companies are recognizing that in order to attract, motivate and retain talented employees, they must provide human resource programs that are viewed as valuable as well as tools that enable employees to make choices regarding their benefits and to conduct related transactions. At the same time, companies are challenged by rising health care costs, the growing complexity of health and welfare and retirement plans, frequent technological changes, the need to comply with changing regulations and the demands of their employees for choice, information and responsiveness. Consequently, companies are seeking outside assistance with the design, management and administration of their human resource programs.

Benefits administration outsourcing includes transactional functions such as benefits program administration (including providing enrollment materials, recordkeeping and COBRA administration), regulatory compliance, claims management and participant call center management, as well as strategic components such as benefits program design and provider selection. The three primary areas of benefits administration outsourced by companies today are health and welfare, defined contribution and defined benefit programs.

The global business environment is becoming increasingly complex, competitive and technology focused, and employees and employers are demanding more choice and self-management of benefits. The shift from a manufacturing-based economy to a service- and knowledge-based economy places a greater premium on a company’s ability to attract, motivate and retain the human capital necessary to generate value. According to the U.S. Bureau of Labor Statistics the estimated number of 25 to 44-year-old U.S. workers is expected to decline from approximately 70 million in 2000 to 68 million by 2010, while the trend of historically low unemployment among college educated professionals (2.9% in 2002) will continue. As a result, competition for talent is expected to become more intense and companies will increasingly seek outside consultants for guidance on human resources issues.

Our Competitive Strengths

We believe the following strengths distinguish us from our competitors:

Demonstrated ability to provide integrated human resources outsourcing and consulting services. The depth and breadth of our human resources expertise spans both outsourcing and consulting, differentiating us from our competitors, most of which offer either human resources outsourcing or consulting services. Our strength enables us to offer a wide spectrum of human resources services integrated both across and within our outsourcing and consulting businesses. Our approach allows us to understand our clients’ human resources needs and to develop comprehensive solutions that account for and incorporate the complete range of human resources strategy, design, implementation, communication, administration and customer services. We believe the expertise we have developed through our more than 60 years of human resources consulting, and the way we have employed that expertise to develop outsourcing processes and technologies, differentiates us in the outsourcing business.

Outsourcing leadership through a combination of experience, execution and technology. We have provided benefit plan recordkeeping services for over 20 years. In 1991, we introduced Total Benefit Administration™, which we believe is the first technology platform for outsourcing the administration of the three major benefit service areas through a single integrated process and system. We have worked hard to earn our reputation for excellence in execution. Based on our knowledge of the marketplace and the number of participants we serve, we believe that we are the leading provider of outsourced benefit administration services for both health and welfare and defined benefit programs and the largest provider of outsourced defined contribution administration services that is not also an asset manager. According to a survey conducted by Plan Sponsor magazine, we are the third largest provider of outsourced defined contribution administration services based on number of participants.

Human resources innovator. We are viewed as an innovator in areas critical to the human resources field. Examples of our innovation in human resources plan design and assessment, technology applications and plan sponsor and participant decision support include:

•	Total Benefit Administration™, which we believe is the first computer system to integrate the administration of health and welfare, defined contribution and defined benefit programs in a single, real-time system;

•	HR WorkWays™, a comprehensive human resources portal presenting activities, policies and data personalized by role and each individual’s pay and benefits situation, performance planning and applicable human resources programs;

•	AccessDirect™, a personalized navigation system for the web or telephone that connects employees to benefits providers;

•	Hewitt Plan Sponsor Sight, a comprehensive web-based benefits management tool through which plan sponsors can collaborate with us for more efficient project management, analyze and report on their benefit programs and interact with a community of their peers;

•	Hewitt Associates Connections™, an automated data transfer management and premium payment process connecting us with more than 250 insurance companies and other health plan providers to facilitate data transfer, resolve quality issues, validate participant eligibility and pay premiums in order to eliminate overpayment to health plans;

•	Hewitt Health Value Initiative™, a comparative database to assess the financial efficiency, quality and patient satisfaction of approximately 1,800 health plans;

•	Benefit Index®, an industry benchmark for measuring the competitive value of benefit plans;

•	Total Compensation Measurement™, an industry benchmark for analyzing compensation effectiveness and comparing compensation programs with data from over 1,400 companies worldwide, including approximately 80 of the Fortune 100;

•	Your Total Rewards, a web-based tool that delivers personalized total compensation information to employees and executives; and

•	Hewitt Mergers & Acquisitions Management Center™, a website supporting organizational change project management and access to technical expertise needs ranging from due diligence through integration.

Long-standing relationships with many of the world’s largest corporations. We work with senior management at many large organizations. In 2002, we served 288 of the Fortune 500, 100 of which were outsourcing clients. Of our 100 largest clients in 2002 (ranked by revenues), 90 have been our clients in each of the last five years. We believe our client development approach is critical to establishing and maintaining our strong client relationships. Our employees develop a deep understanding of the needs of each client and then tailor and integrate the appropriate solutions from our broad range of human resources capabilities. This strategic, needs-based approach enables us to develop client relationships based on trust and partnership.

Significant recurring revenues. The nature of our business, our deep understanding of our clients’ strategies and our long-standing client relationships produce significant recurring revenues. In our outsourcing business, we utilize long-term (typically three-to five-year) contracts and experience high renewal rates. In our consulting business, we enjoy a high level of recurring work because of clients’ annual needs for certain of our services, such as actuarial valuations of defined benefit plans and consultation regarding the processes of compensation review and health plan selection and negotiation.

Distinctive, integrated solutions to serve our clients in the rapidly changing health benefit management area. We take a comprehensive approach to providing health benefit management services to our clients and their employees. We help clients develop and implement health benefit strategies that are aligned with their business and human resources strategies. With data from over 350 large employers, we benchmark plan efficiency and benefit design in local communities. In addition, we have developed a comprehensive Internet purchasing site to drive efficient provider negotiation and purchasing. As part of this process, we assist employers in determining the funding approaches and employee contribution strategies that will best meet corporate objectives, developing budgets and managing the financial aspects of their health benefit programs. We also provide participants with detailed information and decision support regarding their health benefit programs.

Proven technology platform. The size of our outsourcing business enables us to efficiently develop leading-edge technology systems that are flexible to meet our clients’ varying needs and that are secure and redundant to ensure the protection of their employees’ sensitive data. In building our Total Benefit Administration™ platform, we developed custom solutions using open industry standards and integrated third party applications to create the first integrated three-benefit service outsourcing platform. Regardless of the access channel participants use to manage their human resources programs (Internet, automated voice response or call center), transactions are posted real-time in a secure, integrated database. We have spent approximately 10% of our revenues in 2002, 12% in 2001 and 13% in 2000 on building, enhancing and supporting our technological advantage, and we intend to continue to make substantial investments in technology in order to maintain our leadership in this area.

Distinctly collaborative culture and highly dedicated team. The foundation of our culture is our “one-firm firm” approach that we believe enables us to effectively serve our clients and attract and retain talented employees. Under this approach, we do not maintain separate profit centers by office, country or market; instead we encourage a spirit of working to the client’s best outcome and we facilitate serving our global clients in a seamless fashion. Our comprehensive, intranet-based knowledge management system allows each employee, regardless of location, to access the resources and leverage the expertise of the entire firm. Our 8 executive officers have been with us for an average of 20 years, and our Chief Executive Officer is only the third person in our 62-year history to hold this position.

Our Strategy for Growth

To serve our clients and grow our business, we are aggressively pursuing the following strategic initiatives:

Expand relationships with existing clients. As a result of the breadth and quality of our service offering and our understanding of our clients’ needs, we are well-positioned to provide additional services to existing clients. We have over 100 managing consultants who are responsible for developing our largest client relationships into long-term partnerships and demonstrating the benefits of our wide spectrum of services to meet our clients’ overall business strategies. Substantial opportunities remain to expand our relationships with existing clients. While we provided services to 288 of the Fortune 500 during 2002, only 100 were outsourcing clients. In addition, as of March 31, 2003, we were providing all three benefit services to fewer than 35 of our approximately 200 outsourcing clients. Of our top 100 consulting clients in 2002 (ranked by revenues), 92 were consulting clients in each of the last five years.

Continue to penetrate our outsourcing target market. We have historically targeted large companies with complex human resources and benefits programs for our outsourcing services. We believe that significant opportunity remains as more companies decide to outsource administration of their human resources-related programs. While the defined contribution outsourcing market is well-developed, many large corporations still manage their health and welfare and defined benefit programs internally. Companies are increasingly outsourcing human resources and benefits processes and programs for a number of reasons, including the desire to focus on core competencies, the complexity of these processes and the frequency of technological and regulatory changes affecting the administration of these programs. We believe that we are well-positioned to capitalize on these trends due to our proven execution capabilities, and our ability to eliminate inefficiencies, continually evolve program designs to meet business objectives and effectively manage compliance risks.

Continue to extend our service offering. We intend to continue our history of evolving to meet our clients’ needs. Our recent acquisition of Cyborg expands our outsourcing service offering to include payroll administration. We believe that the introduction of payroll services enables us to create more comprehensive solutions for our benefits outsourcing and workforce management clients and allows us to more fully address our clients’ needs for a payroll solution on both a stand-alone and integrated basis.

Address the growing, complex and changing needs for health benefit management services. We believe new generations of changes in benefit strategies will be driven by rising health care costs. In addition, employers are challenged by the growing complexity of health care programs, changing regulatory requirements and increasing demands from their employees for choice, information and responsiveness. Our integrated health benefit management approach enables us to provide high-value, cost-effective solutions to meet the specific objectives of our clients in meeting these challenges. Our ability to aggregate health plan information and purchasing data across employers and therefore achieve lower rates for our clients positions us to capitalize on the drive for cost efficiency and choice. In response to the growing trend of consumer-driven health care, we also design and implement communication strategies and information tools to ensure that participants have a detailed understanding of their health care options and plans. We believe employers may seek to deliver health care through a “defined contribution” or “consumer-choice” model, creating an opportunity for us to assist employers with program design and to be a source of information and decision support as employees assume greater self-management.

Provide outsourcing services to mid-sized companies. To date, the primary focus of our outsourcing business has been on companies with at least 10,000 employees. We believe, however, that we have the opportunity to expand our business to serve companies with 1,000 to 10,000 employees. We have continually enhanced our Total Benefit Administration™ platform to provide effective, cost-efficient solutions for companies with less complex benefits needs. We believe our payroll administration and workforce management services will be attractive to mid-sized companies as they focus on core competencies and seek to outsource their human resources function to streamline their operations.

Establish new business alliances. In order to extend our market reach, we have established a group to explore the development of alliances with organizations such as financial service organizations, complementary human resources service providers and business process outsourcers. We also selectively target alliances that present new client relationships, extend and complement our service offering allowing us to leverage our technology and our industry knowledge and provide growth opportunities in attractive geographic markets. For example, in 2002, we partnered with National City Corporation to provide 401(k) administration services, including recordkeeping and customer service, to National City Corporation clients. In addition, our recent acquisition of substantially all of the assets of NTRC provides the opportunity to offer NTRC’s clients our full range of outsourcing and consulting services.

Grow our business outside the United States. In the last five years, we have expanded our capabilities in a number of countries through selective acquisitions, transitioning joint ventures into fully-owned offices and expanding services in existing offices. We had, as of March 31, 2003, offices in 28 countries and 9 additional countries and territories through minority interests and joint ventures. We believe, given the breadth of our geographical reach, that we are well-positioned to meet the growing demand for our services outside the United States. As multinational corporations increasingly require a total services capability, regardless of where they operate, we will continue to explore strategic opportunities that allow us to serve our clients around the world.

Business Segments

Our two principal business segments are outsourcing and consulting:

•	Outsourcing—We apply our human resources expertise and employ our integrated technology systems to administer our clients’ human resources programs: benefits, payroll and workforce management. Our benefits outsourcing services include health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). Our recent acquisition of Cyborg expands our outsourcing service offering to include payroll administration, allows us to provide our clients with a stand-alone payroll service and, importantly, enables us to offer a comprehensive range of human resources outsourcing services. Our payroll services include installed payroll software and fully outsourced processing. Our workforce management services include workforce administration, compensation, recruiting and staffing, talent management, performance management, and learning and development.

•	Consulting—We provide a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans and broader human resources programs and processes.

While we report revenues and direct expenses based on these two segments, we present our offering to clients as a continuum of human resources services. We refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Notes 22 and 13 to the combined and consolidated financial statements for fiscal 2002 and the six months ended March 31, 2003, respectively, for additional information regarding our segment results and geographic data.

Outsourcing

Today, the most significant part of our outsourcing segment consists of benefits outsourcing services, which includes our three principal categories of employee benefit programs:

•	Health and Welfare;

•	Defined Contribution; and

•	Defined Benefit.

Building on our experience in benefits outsourcing, we have extended our benefits outsourcing approach and developed a solution for workforce management. Our recent acquisition of Cyborg expands our service offering to include payroll administration on a stand-alone basis and enables us to provide our clients with a comprehensive range of workforce management solutions. We believe that our infrastructure, strong brand name and human resources market leadership, combined with Cyborg’s underlying software platform, enables us to provide a strong payroll solution.

Outsourcing represented 65% of our net revenues in fiscal 2002. We deliver outsourcing services primarily to organizations with more than 10,000 employees which have complex human resources and benefit programs. During fiscal 2002, 100 of our outsourcing clients were Fortune 500 companies. Our outsourcing clients typically sign three- to five-year contracts and most of our clients have renewed their contracts with us upon expiration of the initial term.

Through an integrated suite of technologies that span infrastructure, data-warehousing, human resources applications, security, service centers, portals and content management, we provide an automated solution to our clients’ human resources and benefits-related processes that is flexible enough to adapt to a broad range of program complexity and to accommodate the needs of clients ranging in size from less than 1,000 to well over 500,000 employees. Our outsourcing services are designed to help clients eliminate inefficiencies in human resources and benefits delivery to employees, continue to meet business objectives in a changing environment and meet compliance obligations of their human resources and benefits programs. We relieve human resources managers of the resource-intensive day-to-day processes required in the administration of human resources and benefits programs, including recordkeeping, data management, systems integration and transaction and decision support. We follow a comprehensive protocol to develop an understanding of our clients’ needs, learn their systems and culture and jointly define their objectives. Our comprehensive approach provides a secure solution to manage participant data, record and manage transactions executed by employees, managers, and human resources professionals and administer human resources processes. In addition, our technologies facilitate the transmission and transfer of data between our clients and both their employees and outside parties (such as health plans, trustees and investment managers). We also provide employers with web-based tools that enable them to report on and analyze the effectiveness and the return on investment in their human resources and benefits programs, facilitate project management with us and interact with a community of their peers.

Our outsourcing services enable our clients to satisfy their employees’ needs for choice, information and decision-making tools. We offer our clients’ employees three ways to communicate with us and manage their benefits and human resources programs: Internet, automated voice response system and call centers. This multiple access approach encourages employees’ self-management of their benefits, which in turn helps our clients control and reduce their human resources and benefits costs. Our web-based tools, Your Benefits Resources™ and HR WorkWays™, are fully integrated with the Total Benefit Administration™ and workforce management platforms and provides employees with personalized content and fast, accurate, and easy-to-use decision support tools that allow “real-time” management of their human resources and benefits decisions and transactions. Your Benefits Resources™ also provides employees with seamless integrated interfaces to outside providers of services such as investment advice and health care provider directories. Automated voice response provides participants certain transaction capabilities over the phone. These self-management solutions can be further enhanced through AccessDirect™, a multi-channel platform for navigation and access services providing a personalized directory service that enables employees to connect to their human resources and benefits providers. For employees who need more assistance with human resources or benefits issues, we staff our call centers with employees who have received intensive training in issues specific to the client’s programs.

Health and Welfare. Our health and welfare outsourcing services are a natural extension of our health management consulting capability. Administering health and welfare benefit programs is an important and complex task for employers who must manage both the rising cost of providing health insurance and employees’ demands for increased choice of health and welfare benefit options. Every year, each company has a period of time (typically three to four weeks) during which employees are required to make decisions regarding their health and welfare options and enroll in programs for the following year. Each employer must communicate its benefit offerings by providing employees with information explaining the available options and answering employees’ questions regarding the various alternatives. Once employees have submitted their choices, the employer must then accurately communicate these choices to provider organizations. For companies managing benefits administration internally, staffing a human resources department with adequate support to effectively and efficiently handle this annual surge of activity is extremely challenging. Furthermore, ongoing health and welfare administration requires managing payroll deduction and status data that determine each participant’s health plan eligibility and transmitting eligibility data to health plans and providers.

Our technology-based delivery model offers employers a cost-effective and efficient solution to their health and welfare benefits administration needs. We are able to manage the annual enrollment process in a seamless manner for the employer and have the ability to clearly communicate to employees their available choices. We also are able to deliver significant value to our clients outside of the annual enrollment process and in the context of ongoing benefits administration. For example, Hewitt Associates Connections™, our automated data management and premium payment process, connects us with more than 250 insurance companies and other health plan providers in the United States, Canada and Puerto Rico, facilitating data transfer, resolving quality issues, validating participant eligibility and paying premiums in order to eliminate overpayment to health plans.

Additionally, we offer automatic payment of employees’ portion of program costs, providing significant efficiencies to the employer and helping to ensure that contributions to health plans for inactive employees and retirees are appropriately credited. Further, we document and report issues and statistics to assist plan sponsors in driving better plan performance.

Our services are available to employees on a 24 hours a day, seven days a week basis. Your Benefits Resources™ enables employees to enroll in and manage their health and welfare benefits via the Internet. In addition to using Your Benefits Resources™ to obtain information about the various options available and model their health and welfare benefit costs under various assumptions, employees can also use our automated voice response system or our call centers. Additionally, ProviderDirect, another web-based service, allows employees to identify in-network medical providers by criteria such as specialty, location and gender. Our Participant Advocacy service provides assistance directly to employees regarding the resolution of health plan eligibility, access and claim issues. In addition, in January 2004, we expect to begin providing Health Care Spending Account administration services through the internet that provides employees with a paperless way to manage their health care spending accounts and file claims for reimbursements.

Based on our knowledge of the marketplace and the number of employees to whom we provide services, we believe Hewitt is the largest provider of outsourced health and welfare administrative services. As of September 30, 2002, we were providing health and welfare outsourcing services to 116 plan sponsors. We believe our experience and expertise in managing complex health and welfare plan administration issues will be a significant factor in the continued growth of this business, especially as plan sponsors continue to focus on managing the cost of multi-option health and welfare programs.

Defined Contribution. Most companies outsource the administration of their defined contribution plans. Defined contribution administration requires management of significant volumes of participant, payroll and investment fund data and transactions, and daily transaction data transmissions between companies and their defined contribution plan trustees and asset managers, as well as daily posting of investment results to employees’ individual defined contribution accounts.

Unlike many of our competitors who provide defined contribution outsourcing services as a means to accumulate plan assets in their proprietary investment funds, we do not manage investments. As a result, we are able to maintain an objective, independent position regarding our clients’ choices of funds to include in their plans. Our focus is on providing reliable, high quality and comprehensive services to both the plan sponsor and to the employee.

Through our Total Benefit Administration™ system, we maintain and manage defined contribution data for clients, while accommodating clients’ choices of trustees and investment funds. This allows our clients to provide defined contribution programs that their employees value, transfer the administrative burden for these programs and control costs. In addition, we work with researchers at leading academic institutions to analyze the considerable amounts of data we accumulate to identify trends in participant investment behavior. This additional intelligence allows us to help our outsourcing clients refine their strategy for meeting employees’ investment needs.

We provide web-based access 24 hours a day, seven days a week through our Your Benefits Resources™ site for employees to make various elections and changes to their defined contribution accounts. Employees can also use our automated voice response system or our call centers to ask questions. This is very appealing to employees who increasingly desire the ability to actively manage their investments. Through integrated Your Benefits Resources™ capabilities, we also provide employees with access to investment advice from third party vendors and self-directed brokerage account options through our subsidiary, Hewitt Financial Services, and its alliance with Harrisdirect, a leading provider of on-line brokerage services.

According to a survey conducted by Plan Sponsor magazine, we are the third largest provider of outsourced defined contribution administration services based on number of employees. Based on our knowledge of the marketplace and number of employees to whom we provide services, we believe we are the largest provider of outsourced defined contribution administration services that is not also an asset manager. As of September 30, 2002, we were providing defined contribution outsourcing services to 116 plan sponsors. While the domestic market for defined contribution outsourcing is relatively well-developed, we believe the international markets offer us opportunities for expansion as employers in many countries outside the United States are beginning to adopt defined contribution plans. We believe our global reach and our strategy to increase our international presence will provide a platform to grow this service offering. We believe industry consolidation will provide other opportunities for expansion in this area. For example, in 2002, we partnered with National City Corporation to provide 401(k) administration services, including recordkeeping and customer service, to National City Corporation clients. In addition, our recent acquisition of substantially all of the assets of NTRC provides the opportunity to provide defined contribution services to new clients.

Defined Benefit. Most mid-sized and large employers continue to sponsor defined benefit (pension) plans. Pension plans are subject to numerous laws and regulations and the administration of them has historically been extremely complex and paper-intensive, resulting in challenges for employers. Because inaccurate or improper plan administration can have significant adverse consequences, many employers seek third-party providers to administer their plans.

Our defined benefit outsourcing services were a natural extension of the retirement and financial management consulting services that we have provided since our inception. Through our Total Benefit Administration™ system, we have re-engineered, streamlined and shortened the traditional processing of an employee’s retirement. Our approach relies on a high degree of automation for both calculations and execution of transactions for each participant. Total Benefit Administration™ includes a database that captures all historical data for current and past employees, enabling employers to accurately apply plan provisions to appropriate participant populations, and often times, for multiple plans. Additionally, for employers who are implementing plan changes, Total Benefit Administration™ offers an Internet channel that provides employers with decision-making support.

Through Your Benefits Resources™, we provide employees convenient and easy-to-use web-based tools to model their benefits based on various retirement dates, information regarding their retirement options, and the ability to initiate and process their retirement on-line. Employees can also use our automated voice response system to model their benefits. Through our call centers, we provide access to pension counselors who are knowledgeable about employees’ pension programs and options and who can explain the often complex process of how their pension plans work.

Based on our knowledge of the marketplace and the number of employees to whom we provide services, we believe we are the largest provider of outsourced defined benefit administration services. Further, we believe that only a small percentage of organizations have outsourced their defined benefit administration to date. As of September 30, 2002, we were providing defined benefit outsourcing services to 91 plan sponsors. We believe there are growth opportunities for us as we continue to leverage our technology, expertise and experience to bring our defined benefit outsourcing services to companies which have not yet outsourced their defined benefit plans.

Payroll. Our acquisition of Cyborg gives us the capability to provide payroll services both through selling and installing software and through a fully outsourced payroll services model. We believe that the demand for payroll services among large companies is significant and growing, and we expect to provide value to clients by applying the same human resources experience, continuous systems enhancement and process improvement to payroll that we have to our other outsourcing services.

Through our Cyborg business, we now provide installed human resources management system and payroll software as well as outsourced payroll processing. The range of payroll processing services we offer includes: payroll processing, workforce cost administration and forecasting, time and attendance management, tax and compliance, year-end reporting, and bank services administration. We expect to build on our experience in human resources outsourcing to extend the core Cyborg system to offer a fully outsourced payroll model.

Workforce Management. We have built on our experience in outsourcing and consulting to provide our workforce management solution. This service enables our clients to outsource a wide range of administrative human resources functions, including workforce administration and support, recruiting, workforce relations management, rewards planning and administration, learning and development and performance effectiveness management. Through our workforce management solution, we enable companies to streamline their human resources administration and processes in order to enhance effectiveness and reduce costs, and to employ web-based technologies to automate processes and transactions. By outsourcing their human resources functions to us, companies are able to receive improved services and tools for employees, managers and the human resources function without having to continually invest capital and resources to keep pace with rapidly developing human resources technologies and processes. This service is provided through a combination of our own capabilities and alliances with other specialized providers.

In fiscal year 2002, we completed initial implementation work for our first workforce management client, the U.S. operations of Sony Electronics, and successfully launched operations on October 1, 2002. We now have three workforce management clients and anticipate entering into an arrangement with a fourth client shortly. Our health and welfare outsourcing services for our second client, a large pharmaceutical company, started in November 2002 with implementation work currently underway for workforce management and defined benefit services that are expected to be launched late in fiscal 2003. Implementation work is also underway for our third client, a healthcare organization and we expect that workforce management solutions will commence in early fiscal 2004. We anticipate that most of our early opportunities for this service will be with our existing client base with which we already have outsourcing relationships. Although the workforce management offering was not material to our outsourcing segment or our historical results, it is an important element of our outsourcing growth strategy.

Consulting

Consulting represented 35% of our net revenues in fiscal 2002. We offer consulting services to a diverse range of clients. In today’s increasingly service-and knowledge-based economy, companies regard the effective management of human capital as critical to the success of their business. Companies recognize that in order to attract, motivate and retain talented employees, they must provide benefits, compensation and other human resources programs that employees view as valuable as well as the tools to enable employees to make choices and conduct related transactions.

To meet this need, we provide a wide array of consulting and actuarial services covering the design, implementation and operation of health and welfare, compensation and retirement plans and broader human resources programs and processes. In addition, we use the information and data we collect and analyze through our outsourcing services to develop consulting approaches that are effective and provide value to our clients.

Our consulting services consist of three principal categories:

•	Health Management;

•	Retirement and Financial Management; and

•	Talent and Organization Consulting.

Health Management. Increasing health care costs present a challenge for many companies at a time when employees expect broader and more cost-effective health care choices and general economic conditions place demands on employers to reduce spending. We believe we have an opportunity to help employers control these escalating costs and take advantage of the transformation of health and welfare benefits from a managed care to a consumer-driven system in which employees are provided with cost and quality information tools to more effectively manage their use of the health care system. Our health management consultants help clients design comprehensive health and welfare strategies, from the initial philosophical approach to specific benefit plan content that supports our clients’ human resources strategies. We assist our clients in the selection of health plans that balance cost and value and improve employee satisfaction. We also help clients determine which funding approaches (i.e., insured, self-insured, or risk adjusted insured) and employee contribution strategies will best meet their objectives.

We help our clients achieve these goals through our proprietary technology applications and tools that we have developed, including:

•	The Hewitt Health Value Financial Index. A tool for comparing all employer’s health care benefits and costs against a database of approximately 13 million participants;

•	The Hewitt Health Value Performance Index. Detailed quality, financial and administrative performance data on over 1,800 health plans across the United States;

•	The Hewitt Health Resources eRFP. We believe this is the highest volume Internet purchasing site in the group health insurance industry, supporting over 5,000 HMO negotiations and renewals annually; and

•	Consumer Satisfaction Web Site. Feedback on employees’ satisfaction with individual health care plans as an additional measure of employer performance.

Our health management consulting business provided services to approximately 390 clients during fiscal year 2002. We believe we continue to be well-positioned to address the growing, complex and changing needs for health benefit management services through our integrated approach, enabling us to provide high-value, cost-effective solutions to meet the specific objectives of our clients.

Our health management consulting business is closely integrated with our health and welfare benefits outsourcing business to provide a comprehensive solution from strategy and design to delivery and administration of health and welfare benefits. We are able to extract detailed design, demographic and health plan cost data from our outsourcing clients and aggregate the data to provide unique insights for our consulting clients into the quality, cost efficiency and rate structure of nearly every local health plan in the United States. Furthermore, due to our health and welfare outsourcing experience, we are able to design programs that not only meet our clients’ business objectives, but that also can be administered, communicated and delivered efficiently and cost effectively. In addition, for our consulting clients that are also outsourcing clients, we are able to leverage the data and knowledge we accumulate through outsourcing to create efficiencies, speed implementation and execution of strategies and enhance our service offering in providing consulting services to them.

Retirement and Financial Management.

Virtually all large companies sponsor retirement plans as part of their overall employee benefit programs-either defined benefit plans, defined contribution plans or a combination of these plans. Many large companies also offer retiree medical and life insurance benefits as part of their overall retirement benefit program. Over the past few decades, the liabilities and assets which underlie these programs have grown considerably, and the regulatory and accounting standards which govern retirement plans have become increasingly complex. Additional services are often needed with respect to retirement plans in the case of significant corporate events or changes such as workforce reductions, early retirement programs, mergers or acquisitions. All of this has contributed to a continuing demand for retirement-related consulting.

Our Retirement and Financial Management business, which we refer to as “RFM”, assists clients in three primary activities: (i) developing overall retirement program designs that are aligned with the needs of companies and their employees; (ii) providing the actuarial analysis in support of clients’ plan funding and expensing obligations; and (iii) consulting on asset allocation, investment policies and investment manager evaluation.

There has been significant activity around retirement program redesign, as companies look to simplify plans, better manage overall program costs and risks, and align their program design with their business objectives. Our RFM consultants work with clients to understand their business and workforce strategies, to define their philosophy with respect to retirement programs, and to design programs that reinforce the key messages to their workforce, while also helping to ensure that the programs comply with applicable governmental regulations. To assist in the design process, we have developed a variety of interactive, real-time modeling and analytical tools to help employers understand the effect of program changes on individual employees and to highlight the issues inherent in making an effective transition from one program to another. We measure the competitive position of our clients’ retirement programs using our proprietary Benefit Index® tool, which calculates the relative value of a company’s benefit program compared to a group of selected companies in the same industry, of similar size or in the same geographic region. We believe Benefit Index® is the industry benchmark for measuring the relative value of an organization’s retirement program. We also help employers develop individual websites, often with modeling capabilities, to communicate the details of new retirement programs and often to allow employees to project their own benefits under different assumptions or program choices.

When employers sponsor defined benefit plans or retiree welfare plans, they typically require the services of a qualified actuary. Actuarial relationships tend to be long-standing, ongoing engagements, and actuarial services represent a significant portion of our RFM business. As actuaries for a plan, we calculate the plan’s funded status, the annual cash contribution requirements under applicable governmental requirements, the annual expense impact under applicable accounting standards and other benefit related information for the company’s annual financial statements. In addition to these services, our RFM actuarial consultants provide additional benefit plan services by assisting with the annual budgeting and planning process, preparing financial projections for asset and liability trends (a joint effort with our RFM investment consultants) and providing cost analyses during union negotiations. Our RFM actuarial consultants also play a significant role during due diligence investigations and analyses of proposed mergers, asset sales, acquisitions and other corporate restructurings to help our clients understand the implications of such transactions on the liabilities and funded status of the plan, as well as on the future cash contribution and expense trends.

Our RFM investment consultants work with fiduciaries of both defined contribution and defined benefit plans to help them set investment philosophies, determine asset allocations and select asset managers. We also monitor the performance of a large number of asset managers and, since we do not manage assets, we are able to provide clients with objective and independent analysis of investment policies and procedures.

Our RFM consulting business is closely aligned with our defined benefit and defined contribution outsourcing business. With our full range of services, we are able to provide comprehensive retirement program solutions for clients, from strategy and design of retirement plans to actuarial and investment services and administration, communication and implementation of retirement plans. For consulting clients that are also outsourcing clients, we are able to leverage the data and knowledge we accumulate through outsourcing to assist them in developing plan design features and actuarial services better suited to their specific needs.

Our RFM consulting business provided services to approximately 1,500 clients during fiscal year 2002. We expect that our RFM services will continue to contribute to our overall growth, especially as clients have begun to adopt a global outlook and focus on selecting consultants with international capabilities. Over the past several years, we have expanded our global RFM capabilities significantly, through both internal growth and a series of acquisitions and alliances in Canada, France, Hong Kong, Ireland, Mexico, The Netherlands, Norway, Portugal, Sweden, Switzerland and the United Kingdom.

One June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow, a leading actuarial and benefits consulting firm in the United Kingdom. We refer you to Notes 6 and 7 to the combined and consolidated financial statements for fiscal 2002 and the six months ended March 31, 2003, respectively, for additional information on this acquisition. Our increased presence in the United Kingdom, where many of our clients also have significant operations, has enhanced our ability to offer global design, communication, actuarial and investment consulting services.

Talent and Organization Consulting. Our Talent and Organization Consulting business is focused on four primary activities: (i) devising strategies for attracting, developing, motivating, rewarding and retaining the leadership and other talent our clients need to succeed; (ii) providing solutions to the people-related issues arising from organizational change (such as mergers and acquisitions); (iii) helping create and implement customized reward and performance management programs, including annual incentives, stock options and other performance-based plans; and (iv) reducing costs and enhancing our clients’ productivity through more effective human resource functions and processes.

Our services continue to focus on helping our clients address the challenges of finding, managing, engaging and rewarding talented employees and leaders. Meeting these challenges successfully is expected to become even more important as the competition for talent becomes more intense. The U.S. Bureau of Labor Statistics has estimated that the number of 25- to 44-year-old workers is expected to drop from approximately 70 million in 2000 to 68 million by 2010, while the trend of low unemployment among college educated professionals (2.9% in 2002) continues. There are similar trends in other countries globally. We expect competition for qualified people to intensify as the pool for talent decreases but the need for that talent increases. We believe this trend makes our services that much more valuable and attractive to clients.

Through our numerous talent and rewards tools, data and services, we help companies align their human resources investments with their business objectives, identifying critical human resources practices based on a given business environment, geography and labor force situation. For example, our Total Compensation Measurement™ and Variable Compensation Measurement™ tools enable clients to analyze and assess compensation effectiveness and to compare their compensation programs with over 1,400 companies worldwide, including approximately 80 of the Fortune 100. We also help clients use focus groups, interviews, surveys and other methods to better understand their workforce, enhance their relationships with their employees and encourage the types of behavior that ensure business success.

Our Talent and Organization consultants also assist clients with significant human resources issues arising out of events such as mergers and acquisitions, divestitures, initial public offerings, spin-offs, joint ventures and other restructurings. In each of these organizational changes, people play a critical role in determining the ultimate success or failure of the transactions. Our Hewitt Mergers & Acquisitions Management Center™, a website supporting project management and providing access to technical expertise needs ranging from due diligence to integration, enables seamless collaboration between our clients, consultants and external service providers. Since January 2000, we have provided organizational change services in connection with over 375 transactions, giving us important gateways into companies with whom we have not historically had Talent and Organization consulting relationships. We expect this number will grow even larger as we target and increase our investment in building new business with large multinationals headquartered outside North America.

Our human resources effectiveness consulting service helps clients reduce human resources operating costs, generate more productivity in the workforce, and drive more effective people-related decisions. Our consultants employ technologies and tools to analyze the activities and costs of the human resources function in order to improve efficiencies, reduce costs and enhance effectiveness of the function.

Our Talent and Organization Consulting business provided services to approximately 850 clients during fiscal year 2002. As companies continue to expand globally and seek assistance in developing and implementing successful organizational change, we anticipate that our services will be in increasing demand. As demographic projections indicate an increasing shortage of talent globally, we also expect that clients will require assistance in creating effective strategies for attracting and retaining talent and for compensating them in a way that is aligned and consistent with broader business objectives.

Our Talent and Organization Consulting business is closely aligned with our workforce management services to help clients transform their human resources processes and improve the efficiency and effectiveness of the human resources function. We also provide communication, training and change management services to support this transformation. We believe we will be able to leverage our deep human resources knowledge and consulting experience in this transformation process to benefit additional outsourcing clients in the future.

Client Development

We have an integrated, strategic approach to client development that helps us establish deep, long-term client relationships based on trust and partnership. Unlike many firms, we have had a dedicated group managing this process for more than 30 years.

We view our clients’ human capital management challenges as an integrated whole, and offer solutions to those challenges that bring together our best thinking on health care management, retirement management, talent and organization change, and human resources services delivery. We believe this differentiates us from other providers of either consulting or outsourcing services.

Our client development employee team is responsible for expanding our client base, obtaining additional business from existing clients and overall client satisfaction. The client development team is also responsible for ensuring that our work is delivered to both our and our clients’ standards and expectations.

The acquisition and management of our client relationships is supplemented and supported by teams of employees from the various disciplines within our business. These employees help us ensure that we have both the proper coverage and appropriate expertise to demonstrate to clients that we have the capabilities required to address the most complex human resources challenges these organizations face.

We serve a diverse client base and do not experience significant industry concentration among our clients. Also, no client represented more than 10% of net revenues in fiscal 2002. The table below presents a list of current clients for whom we are providing significant services. These clients represent a cross-section of industries and markets we serve. We provide both outsourcing and consulting services to many of these clients.

3M Company	Honeywell International, Inc.
Abbott Laboratories	IBM Corporation
Alcoa Inc.	J.C. Penney Company, Inc.
American Family Insurance Group	Johnson & Johnson
AstraZeneca	Liberty Mutual Insurance Company
The Boeing Company	Lucent Technologies Inc.
CNA Financial Corporation	Novartis AG
Continental Airlines, Inc.	Public Service Enterprise Group Incorporated
DaimlerChrysler Corporation	Royal Philips Electronics
Dell Computer Corporation	SBC Communications Inc.
Duke Energy Corporation	Siemens AG
El Paso Corporation	Southern Company
First Data Corporation	Southwest Airlines Co.
Fluor Corporation	SUEZ
Hallmark Cards, Inc.	Target Corporation
HCA	Texas Instruments Incorporated
Hewlett Packard Company	Verizon Communications Inc.
The Home Depot	Wells Fargo & Company

Competition

We operate in a highly competitive and rapidly changing global market and compete with a variety of organizations. In addition, a client may choose to use its own resources rather than engage an outside firm for human resources solutions.

Outsourcing. The principal competitors in our benefits outsourcing business are outsourcing divisions of large financial institutions, such as CitiStreet (a partnership between subsidiaries of State Street and Citigroup), Fidelity Investments, Mellon Financial (through its subsidiary, Mellon HRSolutions), T.Rowe Price and the Vanguard Group, and other firms that provide benefits outsourcing services such as Towers Perrin. Some of our payroll competitors include Automatic Data Processing, Ceridian and Paychex while our principal workforce management competitors include some of our benefits outsourcing competitors and companies such as Accenture, Electronic Data Systems and Exult.

Consulting. The principal competitors in our consulting business are consulting firms focused on broader human resources, such as Mercer Human Resource Consulting, Towers Perrin and Watson Wyatt Worldwide. We also face competition from smaller benefits and compensation firms, as well as from public accounting, consulting and insurance firms offering human resources services.

We believe that the principal competitive factors affecting both our outsourcing and consulting businesses are the ability to commit resources and successfully complete projects on a timely and cost-effective basis, our perceived ability to add value in a cost-effective manner, our employees’ technical and industry expertise, and our professional reputation.

Technology Innovation

We believe that our technological capabilities are an essential component of our strategy to grow our benefits outsourcing business and create new service offerings. As of March 31, 2003, we had approximately 1,700 employees engaged in technology functions including research and development, application development and integration and operations. Technology and telecommunication expenses, excluding related employee compensation, were $180 million in 2002, $171 million in 2001 and $164 million in 2000.

We have a long history of technological innovation. Our strategy is to develop custom solutions through open industry standards when we believe we can develop a better solution than is available in the market, and to integrate existing best-in-class systems when we believe these solutions meet our clients’ needs. We were early adopters of XML-based web services for interaction with our clients, and we develop systems that are adaptable across multiple delivery channels (Internet, automated voice response and call center). We have relationships with a number of our suppliers that allow us to routinely test and evaluate their products while they are still in their development stages and before they are generally available, keeping us on the leading edge of technology-based solutions.

In 1991, we introduced Total Benefit Administration™, which we believe is the first technology platform for outsourcing the administration of the three major benefit service areas in an integrated fashion. Examples of recent technology-based service enhancements include:

•	HR WorkWays™, a comprehensive human resources portal presenting activities, policies and data personalized by role and each individual’s pay and benefits situation, performance planning and applicable human resources programs;

•	AccessDirect™, a personalized navigation system for the web or telephone that connects employees to benefits providers;

•	Your Benefits Resources™, a web platform which uses dynamic personalization to provide employees with customized content and decision support tools and allows real-time management of health and welfare, defined contribution and defined benefit decisions and transactions; and

•	Hewitt Plan Sponsor Sight, utilizing best-in-class portal, collaboration and data warehousing technologies, to offer an on-line center allowing clients to collaborate and manage work with us, analyze and report on their benefits programs and interact with a community of their peers.

Intellectual Property

We recognize the value of intellectual property in the marketplace and vigorously create, harvest and protect our intellectual property. Our success has resulted in part from our proprietary methodologies, processes, databases and other intellectual property, such as our Total Benefit Administration™ system, Benefit Index® and other measurement tasks.

To protect our proprietary rights, we rely primarily on a combination of:

•	copyright, trade secret and trademark laws;

•	confidentiality agreements with employees and third parties; and

•	protective contractual provisions such as those contained in license and other agreements with consultants, suppliers, strategic partners and clients.

We hold no patents and our licenses are ordinary course licenses of software and data. While we have a number of trademarks, including some obtained in the Bacon & Woodrow acquisition, none of our trademarks are material to the operation of our business.

Contracts and Insurance

We have contracts with many of our clients, especially in the outsourcing segment, that define our responsibilities and limit our liability. In addition, we maintain professional liability insurance that covers the services we provide, subject to applicable deductibles and policy limits.

Employees

As of March 31, 2003, we had approximately 14,700 employees serving our clients through 86 offices in 37 countries, including joint ventures and minority investments. Of these employees, approximately 8,000 employees were in the outsourcing segment, approximately 3,600 employees were in the consulting segment and approximately 3,100 employees were in information systems, human resources, client development, finance, real estate, legal, research and leadership.

Facilities

Our principal executive offices are located in Lincolnshire, Illinois with a mailing address of 100 Half Day Road, Lincolnshire, Illinois 60069. Our Lincolnshire complex comprises 13 buildings on three campuses and approximately 2.4 million square feet. As of March 31, 2003, we had a total of 77 offices in 28 countries and operated 9 additional offices in 9 countries and territories through joint ventures and minority investments. We do not own any significant real property. Substantially all of our office space is leased under long-term leases. We lease most of our office space, including a portion of our principal executive offices in Lincolnshire, Illinois from Hewitt Holdings (and/or subsidiaries thereof), which is wholly owned by Hewitt Holdings’ owners. We refer you to “Certain Relationships and Related Transactions—Real Estate”. We believe that our existing facilities are adequate for our current needs and that additional space will be available as needed.

Legal Proceedings

We are not engaged in any legal proceeding that we expect to have a material adverse effect on our business, financial condition or results of operations. In the ordinary course of our business, we are routinely audited and subject to inquiries by government and regulatory agencies.

MANAGEMENT

Directors, Executive Officers and Other Members of Senior Management

Name	Age	Position
Dale L. Gifford*	53	Chief Executive Officer and Chairman of the Board

Sanjiv K. Anand	50	Chief Technology Applications Officer

John L. Anderson	50	Talent and Organization Consulting—Line of Business Leader

Michael J. Bennett	59	Manager—Asia-Pacific Region

Perry O. Brandorff*	45	Manager—Europe Region

Jack E. Bruner	46	Health Management—Line of Business Co-Leader

Monica M. Burmeister*	49	Retirement and Financial Management—Line of Business Leader

Perry H. Cliburn	44	Chief Information Officer

Dan A. DeCanniere*	50	Chief Financial Officer

Bryan J. Doyle*	42	Outsourcing—Line of Business Leader and Director

Cheryl A. Francis	49	Director

Julie S. Gordon	46	Retirement and Financial Management—North America Client Development Leader and Director

Daniel J. Holland*	57	Chief Operating Officer, Manager—North American Region and Director

Michele M. Hunt	54	Director

James P. Kelly	60	Director

Maureen A. Kincaid	53	Health Management—Line of Business Co-Leader

Stephen Dale King	52	Chief Human Resources Officer

Michael R. Lee*	46	Client Development Leader—North America

Cary D. McMillan	45	Director

John M. Ryan*	56	Chief Administrative Officer and Corporate Development Leader

Alberto Santos Jr. .	53	Market Group Leader—Southwest U.S. Market Group and Director

Judith A. Whinfrey	54	Managing Consultant and Director

*	Executive Officer as defined by Securities and Exchange Commission regulations.

Dale L. Gifford (age 53) has served as our Chief Executive Officer since 1992 and as Chairman of the Board of Directors since March 2002. Prior to his current roles, Mr. Gifford managed our Southwest and Midwest U.S. Market Groups, our international operations and our flexible compensation practice. Mr. Gifford joined us in 1972 as an actuary. He is a Fellow of the Society of Actuaries and a Member of the Academy of Actuaries.

Sanjiv K. Anand (age 50) has been our Chief Technology Applications Officer since 1999. Prior to his current role, Mr. Anand managed the technology development efforts for our benefits outsourcing business and several large client outsourcing engagements and was a primary architect of our Total Benefit Administration™ system and its predecessor software platforms. He joined us in 1980.

John L. Anderson (age 50) has been the Talent and Organization Consulting—Line of Business Leader since 2000. Prior to his current role, Mr. Anderson managed our compensation consulting business. He joined us in 1980 as an executive compensation consultant. He is a Certified Public Accountant and a member of the AICPA and Illinois CPA Society.

Michael J. Bennett (age 59) has been the Manager—Asia-Pacific Region since 2000. Prior to his current role, Mr. Bennett managed our operations in Australia and New Zealand. Prior to joining us in 1995, Mr. Bennett spent 15 years in various academic positions, including three years at the University of Hong Kong, where he developed programs in Industrial Psychology.

Perry O. Brandorff (age 45) has been the Manager—Europe Region since 2000. Prior to his current role, Mr. Brandorff managed our Southwest U.S. Market Group and our center in Dallas, Texas. He joined us in 1982 as an actuary. Mr. Brandorff is a Fellow of the Society of Actuaries and a Member of the Academy of Actuaries.

Jack E. Bruner (age 46) has been the Health Management—Line of Business Co-Leader since he joined us in 1991. He has over 20 years of consulting experience in all phases of employee benefits, total compensation and human resources strategy. Mr. Bruner is a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.

Monica M. Burmeister (age 49) has been the Retirement and Financial Management—Line of Business Leader since 2001. Prior to her current role, Ms. Burmeister managed our actuarial practice in the Midwest U.S. Market Group since 1977. She joined us in 1976. She is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

Perry H. Cliburn (age 44) has been our Chief Information Officer since joining us in 1999. Prior to joining us, Mr. Cliburn was with First Data Corporation where he held a variety of positions, including manager of the Application Development and Support groups for First Data Resources (the retail credit card company within First Data Corporation).

Dan A. DeCanniere (age 50) has been our Chief Financial Officer since 1996 when he joined us. Prior to that time, Mr. DeCanniere served for five years as Chief Operating Officer and Chief Financial Officer of a large architectural engineering firm and for ten years as chief financial officer and chief administrative officer of a large financial and litigation consulting firm. He is a member of the AICPA and Illinois CPA Society.

Bryan J. Doyle (age 42) has been the Outsourcing—Line of Business Leader since 2000 and a Director since April 2002. Previously, Mr. Doyle managed our outsourcing business in our East U.S. Market Group and helped lead the efforts to set up our first two benefit outsourcing clients. He joined us in 1984.

Cheryl A. Francis (age 49) served as Executive Vice President and Chief Financial Officer of R.R. Donnelley & Sons, a print media company, from 1995 until 2000 and has served as a Director since July 2002. Prior to her role at R.R. Donnelley & Sons, Ms. Francis served on the management team of FMC Corporation, including serving as Vice President-Treasurer from 1987–1991, and as an adjunct professor for the University of Chicago Graduate School of Business. Ms. Francis also currently serves on the board of directors of HON INDUSTRIES, Inc. and Morningstar, Inc.

Julie S. Gordon (age 46) has been the Retirement and Financial Management Client Development Leader in North America since May 2001 and has served as a Director since April 2002. Prior to her current role, Ms. Gordon served as a business leader in our Midwest actuarial practice. Ms. Gordon joined us in 1978 as an actuary. Ms. Gordon is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

Daniel J. Holland (age 57) has served as our North America Region Manager since 2000, as our Chief Operating Officer since 2002 and a Director since April 2002. Prior to his current roles, Mr. Holland managed our Southwest and Midwest U.S. Market Groups. Mr. Holland joined us in 1974 as an actuary. Mr. Holland is a Fellow of the Society of Actuaries and a Member of the Academy of Actuaries.

Michele M. Hunt (age 54) is Founder and President of Vision & Values, a leadership and organizational development firm in New York, NY and has served as a Director since July 2002. Since founding her firm in 1995, Ms. Hunt has partnered with numerous organizations to align their culture, systems and processes with their vision and core strategies. In 1993, President Clinton appointed Ms. Hunt to lead the Federal Quality Institute in an initiative to improve government agencies. Prior to this appointment, Ms. Hunt served as Corporate Vice President for People of Herman Miller, Inc. Ms. Hunt serves on the board of directors of ServiceMaster Company.

James P. Kelly (age 60) is the former Chairman and Chief Executive Officer of United Parcel Service, a package distribution company (“UPS”), and has served as a Director since July 2002. Mr. Kelly joined UPS in 1964 and held a number of senior positions there, including labor relations manager and Chief Operating Officer prior to assuming the role of Chairman and Chief Executive Officer in 1997, which he held until his retirement in February 2002. Mr. Kelly serves as chairman of the Annie E. Casey Foundation and serves on the board of directors of BellSouth Corporation, Dana Corporation and UPS.

Maureen A. Kincaid (age 53) has been the Health Management—Line of Business Co-Leader since 1998 and has been the health and welfare outsourcing services global practice leader since 1989. She joined us in 1978.

Stephen Dale King (age 52) has been our Chief Human Resources Officer since 2000. Prior to his current role, Mr. King served as our Chief Learning Officer. Prior to joining us in 1997, Mr. King was with the Bank of Montreal’s Institute for Learning—the bank’s corporate university–where he coordinated classroom training. Mr. King also worked as part of human resources teams at Harris Bank and Caremark.

Michael R. Lee (age 46) has been the Client Development Leader—North America since 2002. Before assuming his current position, Mr. Lee served as the North America Market Groups Leader, Market Group Leader—Midwest U.S. Market Group, as global practice leader for our managing consultant group and managed our Pittsburgh market. He joined us in 1984.

Cary D. McMillan (age 45) is Chief Executive Officer of Sara Lee Branded Apparel and Executive Vice President of Sara Lee Corporation, one of the world’s leading branded consumer packaged goods companies, and has served as a Director since July 2002. Mr. McMillan joined Sara Lee in 1999 as Executive Vice President and Chief Financial Officer. From 1980 to 1999, Mr. McMillan held a number of positions of increasing responsibility at Arthur Andersen LLP, including managing partner of the Chicago office. Mr. McMillan serves on the Sara Lee Corporation board of directors, as well as the boards of several nonprofit organizations in the Chicago area.

John M. Ryan (age 56) has been our Chief Administrative Officer since 1988. Mr. Ryan also has been our Corporate Development Leader since 2001. In addition, he has been the Chief Executive Officer of Hewitt Financial Services LLC since 1994. Mr. Ryan joined us in 1985. Prior to that time, he spent 13 years in the private practice of law.

Alberto Santos Jr. (age 53) has been the Market Group Leader—Southwest U.S. Market Group since 1999 and has served as a Director since April 2002. Mr. Santos managed our Latin American Region, the Southwest Client Development practice, the Southwest Health Management practice and our office in San Antonio, Texas. Mr. Santos joined us in 1976 as a consultant in Account Management.

Judith A. Whinfrey (age 54) has served as a Managing Consultant in our Chicago office since 1984 and has served as a Director since April 2002. Ms. Whinfrey joined us in 1971 as an actuary. Ms. Whinfrey is an Associate in the Society of Actuaries and a member of the American Academy of Actuaries.

Board of Directors and Committees of the Board

The board of directors consists of ten directors divided into three classes serving staggered three-year terms. Class I directors have terms expiring at the annual meeting of stockholders to be held in calendar year 2006, Class II directors have terms expiring at the annual meeting of stockholders to be held in calendar year 2004, and Class III directors have terms expiring at the annual meeting of stockholders to be held in calendar year 2005. At each annual meeting of stockholders, the successors to the class of directors whose terms expire at that time will be elected to hold office for terms of three years and until their respective successors are elected and qualified. We intend to nominate independent directors to fill the positions held by our two Class II employee directors at our next annual meeting.

Class I Directors	Class II Directors	Class III Directors
Bryan J. Doyle	James P. Kelly	Dale L. Gifford
Cary D. McMillan	Alberto Santos Jr.	Daniel J. Holland
Julie S. Gordon	Judith Whinfrey	Cheryl A. Francis
Michele M. Hunt

The board of directors has two committees:

•	The Audit Committee; and

•	Compensation and Leadership Committee.

Ms. Francis (Chairman) and Messrs. McMillan and Kelly comprise the Audit Committee. Each member of the Audit Committee is independent of us and our management, as defined by the New York Stock Exchange listing standards. This Committee is empowered to exercise all powers and authority of the board of directors with respect to our annual audit, accounting policies, financial reporting and internal controls.

Ms. Hunt (Chairman) and Messrs. McMillan and Kelly comprise the Compensation and Leadership Committee. Each member of the Compensation and Leadership Committee is independent of us and our management, as defined by the New York Stock Exchange listing standards. This Committee is empowered to exercise all powers and authority of the board of directors with respect to compensation of our employees (including compensation of the Chief Executive, executive officers and board members), as well as awards of restricted stock, restricted stock units and stock options under our global stock plan and such other incentive compensation plans as may be adopted in the future. This Committee also oversees the development of our leadership programs, including strategies for succession planning.

From time to time, the board may establish other committees to facilitate the management of our business.

Executive Compensation

Prior to our transition to a corporate structure, our business was conducted as a limited liability company and Hewitt Holdings’ owners were compensated through distributions of income. Consequently, meaningful individual compensation information for our directors and executive officers based on operating in a corporate form is not available for periods prior to our transition to a corporate structure. The following table sets forth compensation information for our chief executive officer and our four other most highly compensated executive officers (the “Named Executive Officers”) for the 2001 and 2002 fiscal year:

Name and Principal Position	Fiscal Year Ended	Salary (1)(2)	Bonus (1)(3)	Securities Underlying Options	All Other Compensation (4)
Dale L. Gifford	2002	$790,000	$1,088,125	66,700	$50,299
Chief Executive Officer	2001	$760,000	$466,303	—
Perry O. Brandorff	2002	$441,667	$506,700	19,400	$23,247
Manager—European Region	2001	$400,000	$287,078	—
Bryan J. Doyle	2002	$393,334	$549,803	25,400	$23,218
Manager—Outsourcing Business	2001	$340,000	$341,063	—
Daniel J. Holland	2002	$570,000	$783,208	36,700	$33,851
Chief Operating Officer	2001	$535,000	$392,634	—
Michael R. Lee	2002	$426,667	$528,180	18,700	$22,806
Leader—North America Market	2001	$380,000	$315,209	—

(1)	Prior to June 1, 2002, we operated as a limited liability company and the Named Executive Officers were compensated through distributions of income from Hewitt Holdings. Amounts in the Salary column for periods prior to June 1, 2002 consist of distributions of a base level of expected income for the applicable fiscal year. Amounts in the Bonus column for periods prior to June 1, 2002 consist of additional distributions of income for the applicable fiscal year determined after completion of the fiscal year. Neither column includes proceeds from the disposition of real estate or return on invested capital. The return on invested capital for each Named Executive Officer was determined at a rate of 15% for a portion of their invested capital and at a rate of 10% on the remainder of their invested capital. These amounts are not comparable to executive compensation in the customary sense. As a result of our transition to a corporate structure which was completed on May 31, 2002, the Named Executive Officers no longer earned a return on invested capital in this manner since the invested capital was distributed, in part, to the Named Executive Officers and exchanged, in part, for shares of class B common stock.
(2)	The fiscal 2002 figures include base salary from June 1, 2002 through September 30, 2002 in the following amounts: Dale L. Gifford: $250,000; Perry O. Brandorff: $145,000; Bryan J. Doyle: $126,667; Daniel J. Holland: $183,333; Michael R. Lee: $140,000.
(3)	The fiscal 2002 figures include bonuses from June 1, 2002 through September 2002 in the following amounts: Dale L. Gifford: $178,125; Perry O. Brandorff: $66,700; Bryan J. Doyle: $84,803; Daniel J. Holland: $113,208; Michael R. Lee: $68,180.
(4)	Represents Global Profit Sharing and Deferred Compensation Plan contributions earned through September 30, 2002.

Compensation of Directors

Each of our non-employee directors receives (i) a quarterly retainer of $5,000 paid in class A common stock or cash, (ii) an annual retainer of $20,000 paid in class A common stock and (iii) an annual grant of stock options valued at $50,000 with a one year vesting restriction. In addition, each committee chair receives a quarterly cash payment of $1,250 to reflect added responsibilities. Our employee-directors do not receive additional compensation for serving on the board of directors.

Global Stock Plan

The following description sets forth the material terms of the Hewitt Global Stock and Incentive Compensation Plan. The description is not complete and is qualified by reference to the full text of the global stock plan which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Pursuant to the global stock plan, our directors and employees and employees of our subsidiaries are eligible to receive awards of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and cash-based awards. A total of 25,000,000 shares of class A common stock are reserved for issuance to participants under the plan.

The global stock plan is administered by the compensation and leadership committee of our board of directors. The committee has full power to determine eligibility for awards and to adopt such rules, regulations and guidelines for administering the plan as the committee may deem necessary. This authority includes selecting award recipients, establishing all award terms and conditions and adopting modifications and amendments to the plan or any award agreement.

Stock Options. The committee may grant both incentive stock options and nonqualified stock options to purchase shares of class A common stock. Subject to the terms and provisions of the plan, options may be granted to participants in such number, and upon such terms, as determined by the committee, provided that incentive stock options may not be granted to directors. In addition, incentive stock options may not be granted following the tenth anniversary of the adoption of the plan. The option price shall be determined by the committee, provided that for options issued to participants in the U.S., the option price shall not be less than 100% of the fair market value of the shares on the date the option is granted and no option shall be exercisable later than the tenth anniversary date of its grant. For options granted to participants outside the U.S., the committee has the authority to grant options at a price that is less than the fair market value of the stock on the date of grant and with a term greater than ten years. The maximum number of options that may be granted in any fiscal year to any participant is 1,000,000.

Stock Appreciation Rights. Our global stock plan also permits the committee to grant freestanding stock appreciation rights. The grant price of a freestanding stock appreciation right shall be no less than the fair market value of a share on the date of grant of the stock appreciation right. No stock appreciation right shall be exercisable later than the tenth anniversary of its grant. For stock appreciation rights granted to participants outside the U.S., the committee has the authority to grant stock appreciation rights with an exercise price that is less than the fair market value of the stock on the date of grant and with a term that is more than ten years. Upon the exercise of a stock appreciation right, a participant shall be entitled to receive payment in an amount determined by multiplying: (1) the difference between the fair market value of a share on the date of exercise over the grant price by (2) the number of shares with respect to which the stock appreciation right is exercised. The maximum number of stock appreciation rights that may be granted in any fiscal year to any participant is 500,000.

Restricted Stock/Restricted Stock Units. The global stock plan further provides for the granting of restricted stock awards, which are awards of restricted class A common stock and restricted stock units. The period(s) of restriction, the number of shares of restricted stock/units granted, and other such provisions shall be determined by the committee. The maximum aggregate number of shares of restricted stock or restricted stock units that may be granted in any fiscal year to any participant is 500,000.

Performance Units/Performance Shares. Performance share awards and performance unit awards may be granted under the plan. Such awards will be earned only if performance goals established for performance periods are met. The performance goal may vary from participant to participant, group to group and period to period. The maximum aggregate number of performance shares/performance units that may be granted in any fiscal year to any participant is 500,000 shares or an amount equal to the value of 500,000 shares.

Cash-Based Awards. Subject to the terms of the plan, cash-based awards may also be granted to participants in such amounts and upon such terms as determined by the committee. Each cash-based award shall have a value determined by the committee and the committee shall set performance goals which will determine the number and/or value of cash-based awards that will be paid out to the participant. The committee may pay earned cash-based awards in the form of cash, in shares of class A common stock, or in a combination thereof. The maximum aggregate amount awarded or credited with respect to cash-based awards to any participant in any fiscal year may not exceed $3,000,000 in value determined as of the date of vesting or payout, as applicable.

Annual Management Incentive Awards. The committee may designate certain members of our executive management who are eligible to receive a monetary payment in any fiscal year based on a percentage of an incentive pool equal to 5% of our consolidated operating earnings for that fiscal year. The committee may allocate an incentive pool percentage to each designated participant for each fiscal year. The incentive pool percentage for any one participant may not exceed 30%.

Noncompetition Provisions. Noncompetition provisions for Hewitt Holdings’ owners and certain key employees are included in the award agreements for such persons who receive stock options, restricted stock or restricted stock units. The noncompetition provisions provide that the employee may not engage, directly or indirectly, in any activity that competes with our business for a period of time after termination of employment.

Transferability. Unless otherwise determined by the committee, awards granted under the global stock plan are not transferable other than by will or by the laws of descent and distribution.

Change in Control. The global stock plan provides that, except as set forth in an individual award agreement, upon the occurrence of a change in control: (1) all options and stock appreciation rights would become immediately exercisable and remain exercisable for one year after termination of employment; (2) restrictions imposed on restricted stock or restricted stock units would lapse; (3) the target payout opportunities attainable under all outstanding performance-based restricted stock, restricted stock units, performance shares, performance units and cash-based awards would be paid out on a prorated basis, based on the target award opportunity of such awards and the number of months elapsed compared with the total number of months in the performance period; and (4) annual management incentive awards would be paid out based on the consolidated operating earnings of the fiscal year immediately preceding the year of termination of employment or such other method of payment as may be determined by the committee at the time of the award or thereafter but prior to the change in control.

Amendment and Termination. The committee may alter, amend or terminate the global stock plan in any respect at any time, but no alteration, amendment or termination will adversely affect in any material way any award previously granted under the plan, without the written consent of the participant holding such award. Options may not be repriced, replaced or regranted through cancellation, or by lowering the exercise price of a previously granted option.

Certain Tax Consequences. When a nonqualified stock option is granted, there are no income tax consequences for us. When a nonqualified stock option is exercised, the option holder will recognize ordinary income in an amount equal to the excess of fair market value on the date of exercise of the shares acquired over the aggregate exercise price and we are entitled to a deduction equal to the amount of ordinary income recognized by the option holder.

When an incentive stock option is granted, there are no income tax consequences for us. When an incentive stock option is exercised, the option holder does not recognize income and we do not receive a deduction. In the event of a “disqualifying disposition” by the option holder, we are entitled to a deduction equal to the compensation recognized by the option holder.

When a share appreciation right is granted, there are no income tax consequences for us. When a share appreciation right is exercised, we are entitled to a deduction equal to the compensation recognized by the participant.

When restricted stock is granted, there may be income tax consequences for us. We are entitled to a deduction equal to the compensation recognized by the participant. However, at the time the restrictions lapse and the stock is fully vested, we are entitled to a deduction equal to the compensation recognized by the participant.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the ownership of our common stock as of June 30, 2003, by: (i) each director; (ii) each of the Named Executive Officers; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of any class of our common stock.

Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them. We have 19,201,324 outstanding shares of class A common stock, 73,726,424 outstanding shares of class B common stock and 5,568,869 outstanding shares of class C common stock, excluding the shares reserved for issuance under our global stock plan. Immediately prior to the offering, shares of class B common stock and class C common stock will be converted into shares of class A common stock to the extent the initial stockholders sells shares in the offering. For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

Name	Number of Shares of Class A Common Stock Beneficially Owned Before the Offering(1)		Percentage of Class A Common Stock Beneficially Owned Before the Offering	Number of Shares of Class B Common Stock Beneficially Owned Before the Offering(2)	Percentage of Class B Common Stock Beneficially Owned Before the Offering	Percentage of all Classes of Common Stock Beneficially Owned Before the Offering(3)
Five Percent Stockholders:
T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, MD 21202	2,681,200	(4)	13.9%	0	*	2.7%
Putnam, LLC and persons filing jointly, One Post Office Square, Boston, MA 02109	1,632,703	(5)	8.4%	0	*	1.7%
FMR Corp., 82 Devonshire Street, Boston, MA 02109	1,139,923	(6)	5.9%	0	*	1.2%
Employee-Directors and Named Executive Officers(7):
Dale L. Gifford(8)	25,824		*	921,928	1.2%	*
Perry O. Brandorff	38,613		*	249,781	*	*
Bryan J. Doyle	6,351		*	199,423	*	*
Julie S. Gordon	23,450		*	193,728	*	*
Daniel J. Holland(9)	22,846		*	612,102	*	*
Michael R. Lee	18,934		*	273,026	*	*
Alberto Santos Jr.	56,123		*	297,839	*	*
Judith A. Whinfrey	38,344		*	326,702	*	*
Non-employee Directors:
Cheryl A. Francis	6,679		*	0	*	*
Michele M. Hunt	6,679		*	0	*	*
James P. Kelly	6,679		*	0	*	*
Cary D. McMillan	6,500		*	0	*	*
Executive Officers and Directors as a Group (15 persons)	269,547		*	3,697,223	5.0%	4.0%

*	Less than 1%
(1)	Includes shares of class A common stock to be sold in the offering which will be converted from class B common stock to class A common stock immediately prior to the offering.
(2)	Excludes shares of class B common stock to be converted to class A common stock immediately prior to the offering.

(3)	Includes class A common stock, class B common stock and class C common stock. None of the persons or entities listed in the table above owns shares of class C common stock.
(4)	Based on most recently filed Schedule 13G by T. Rowe Price Associates, Inc. These securities are owned by various individual and institutional investors including T. Rowe Price Mid-Cap Growth Fund, Inc. (which owns 1,791,811 shares, representing 9.8% of the outstanding class A common stock), for which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and sole power to vote with respect to 470,530 of the shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.
(5)	Based on most recently filed Schedule 13G jointly by Marsh McLennan Companies, Inc., Putnam, LLC d/b/a Putnam Investments, Putnam Investment Management, LLC and The Putnam Advisory Company, LLC. The Schedule 13G states that Putnam, LLC d/b/a Putnam Investments is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. and in turn owns Putnam Investment Management, LLC and The Putnam Advisory Company, LLC, which are registered investment advisers, and that the shares reported on the Schedule 13G represent shares owned by the investment advisers, which in turn include shares beneficially owned by clients of the investment advisers which may include investment companies, employee benefit plans, pension funds, endowment funds or other institutional clients. Both Putnam, LLC and Marsh & McLennan Companies, Inc. disclaim beneficial ownership of the shares and each states that neither company has any power to vote or dispose of any of the shares.
(6)	Based on most recently filed Schedule 13G by FMR Corp. (“FMR”). FMR beneficially owns 1,139,923 shares. FMR Corp. is a parent holding company of Fidelity Management & Research Company (“Fidelity”), a registered investment adviser and a wholly owned subsidiary of FMR. Fidelity is the beneficial owner of 1,139,923 shares or 5.8% of the class A common stock as a result of acting as investment adviser to various investment companies. The ownership of one investment company, Fidelity International Limited, amounted to 6,300 shares or 0.032% of the class A common stock. Edward C. Johnson 3d, Chairman of FMR. FMR, through its control of Fidelity, and the funds each has sole power to dispose of the 1,109,142 shares owned by the funds. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR, is the beneficial owner of 24,400 shares of the class A common stock as a result of its serving as investment manager of certain institutional account(s). Mr. Johnson and FMR, through its control of Fidelity Management Trust Company, each has sole dispositive power over such 24,400 shares and sole power to vote or to direct the voting of such 24,400 shares of class A common stock owned by the institutional account(s). Certain shareholders and employees of FMR are (i) the managers of Geode Capital Management, LLC (“Geode”), which is the beneficial owner of 81 shares of the class A common stock and (ii) the limited partners in Fidelity Investors III Limited Partnership (“FILP III”), which is the sole owner of Geode and (iii) the members of Fidelity Investors Management, LLC which is the general partner and investment manager of FILP III. Members of Mr. Johnson’s family own shares of Class B common stock of FMR Corp. representing approximately 49% of the voting power of FMR. Of these, Mr. Johnson owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. As noted above, Mr. Johnson is Chairman of FMR. In addition, Abigail Johnson is a Director of FMR. The Johnson family group and all other Class B shareholders have entered into a voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. All of the information contained in this footnote, including, without limitation, the computation of the percentage of stock owned by the parties referred to above, is based upon the information reported in the Schedule 13G filed by FMR.
(7)	The number of shares of class A common stock set forth for each employee director and named executive officer includes the following number of shares issuable pursuant to options exercisable currently or within 60 days of June 30, 2003: Mr. Gifford-16,675 shares; Mr. Brandorff-4,850 shares; Mr. Doyle-6,350 shares; Ms. Gordon-2,100; Mr. Holland-9,175 shares; Mr. Lee-4,675 shares; Mr. Santos- 3,350 shares; and Ms. Whinfrey-2,350 shares.
(8)	Includes 259,981 shares of class B common stock and 9,148 shares of class A common stock held by a family partnership.
(9)	Includes 2,600 shares of class A common stock and 178,590 shares of class B common stock held by a family partnership and 1,070 shares of class A common stock and 1,070 shares of class B common stock held by Mr. Holland’s daughter.

SELLING STOCKHOLDERS

The following table sets forth the name, the number of shares of class A common stock being offered and certain information for each selling stockholder that is one of our directors or executive officers or a member of our senior management. Similar information for the other selling stockholders, who include 525 initial stockholders (and their transferees) and 81 key employees, is set forth in exhibit 99.1 filed with the registration statement of which this prospectus forms a part. Immediately prior to the offering, shares of class B common stock and class C common stock currently owned by each selling stockholder will be converted into shares of class A common stock to the extent such selling stockholder sells shares in the offering. None of the persons listed in the table below own shares of class C common stock.

Name	Number of Shares of Class A Common Stock Beneficially Owned Before the Offering(1)	Number of Shares of Class B Common Stock Beneficially Owned Before the Offering(2)	Number of Shares of Class A Common Stock Offered	Number of Shares of Class A Common Stock Beneficially Owned After the Offering	Number of Shares of Class B Common Stock Beneficially Owned After the Offering
Dale L. Gifford(3)	25,824	921,928	9,148	16,676	921,928
Sanjiv K. Anand	38,997	266,281	35,996	3,001	266,281
John L. Anderson	42,101	305,048	37,375	4,726	305,048
Michael J. Bennett	12,771	51,400	5,670	7,101	51,400
Perry O. Brandorff	38,613	249,781	33,762	4,851	249,781
Jack E. Bruner	29,568	195,596	26,442	3,126	195,596
Monica M. Burmeister	33,595	340,466	29,369	4,226	340,466
Dan A. DeCanniere	10,830	85,675	7,379	3,451	85,675
Julie S. Gordon	23,450	193,728	21,349	2,101	193,728
Daniel J. Holland(4)	22,846	612,102	13,670	9,176	612,012
Maureen A. Kincaid(5)	50,389	448,764	47,263	3,126	448,764
Stephen Dale King	21,525	0	2,430	19,095	0
Michael R. Lee	18,934	273,026	14,258	4,676	273,026
John M. Ryan	51,113	196,553	34,402	16,711	196,553
Alberto Santos Jr. .	56,123	297,839	52,772	3,351	297,839
Judith A. Whinfrey	38,344	326,702	35,993	2,351	326,702

(1)	The number of shares of class A common stock for each employee director, executive officer or member of senior management includes the following number of shares issuable pursuant to options exercisable currently or within 60 days of June 30, 2003: Mr. Gifford—16,675 shares; Mr. Anand—3,000 shares; Mr. Anderson—4,725 shares; Mr. Bennett— 7,100 shares; Mr. Brandorff—4,850 shares; Mr. Bruner—2,125 shares; Ms. Burmeister—4,225 shares; Mr. DeCanniere—3,450 shares; Ms. Gordon—2,100 shares; Mr. Holland—9,175 shares; Ms. Kincaid—3,125 shares; Mr. King—1,275 shares; Mr. Lee—4,675 shares; Mr. Ryan—16,700 shares; Mr. Santos—3,350 shares; and Ms. Whinfrey—2,350 shares. Also includes shares of class A common stock to be sold in the offering that will be converted from class B common stock to class A common stock immediately prior to the offering.
(2)	Excludes shares of class B common stock that will be converted to class A common stock immediately prior to the offering.
(3)	259,981 of the shares of class B common stock beneficially owned by Mr. Gifford are held by a family partnership. The family partnership is selling 9,148 shares in the offering.

(4)	178,590 of the shares of class B common stock beneficially owned by Mr. Holland are held by a family partnership and 2,140 shares are held by his daughter. Mr. Holland’s family partnership is selling 2,600 shares and his daughter is selling 1,070 shares.
(5)	329,727 of the shares of class B common stock beneficially owned by Ms. Kincaid are held by family partnerships. Ms. Kincaid’s family partnerships are selling 2,575 shares in the offering.

No selling stockholder owns more than 1% of our common stock before the offering and the transactions related to the offering and no selling stockholder will own more than 1% of our common stock after the offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following descriptions of the material provisions of agreements and other documents discussed below are not necessarily complete. You should refer to the exhibits that are a part of the registration statement for a copy of each agreement and document to the extent indicated below. We refer you to “Where You Can Find More Information”.

Organizational Structure

Our transition to a corporate structure, which we completed on May 31, 2002, was accomplished through the following transactions:

•	Hewitt Associates, Inc., a Delaware corporation, was formed as a subsidiary of Hewitt Holdings LLC.

•	Hewitt Associates LLC distributed $152.5 million of accounts receivable and $55 million of cash to Hewitt Holdings LLC to fund a distribution to its owners of accumulated earnings.

•	Hewitt Holdings LLC transferred all of the ownership interests in Hewitt Associates LLC to Hewitt Associates, Inc., thereby making Hewitt Associates LLC a wholly-owned subsidiary of Hewitt Associates, Inc., and Hewitt Holdings’ owners (with the exception of retired Hewitt Holdings’ owners) became our employees.

•	Hewitt Holdings LLC received an aggregate of 70,819,520 shares of our class B common stock.

•	Each of Hewitt Holdings’ owners retained an interest in Hewitt Holdings LLC (and an undivided, indirect interest in the shares of our class B common stock held by Hewitt Holdings LLC following our transition to a corporate structure).

Since the time of our transition to a corporate structure and prior to July 1, 2003, Hewitt Holdings has distributed an aggregate of 387,962 shares of class B common stock to certain of its owners who reside outside the United States. On July 1, 2003, Hewitt Holdings distributed to its owners the remaining shares of class B common stock held on behalf of its owners, with the exception of 2,647,621 which it will continue to hold on behalf of certain owners who reside outside the United States.

Restrictions on Common Stock

Stockholders’ Agreement

As a condition to receiving the shares of class B common stock in the distribution by Hewitt Holdings, the Hewitt Holdings’ owners entered into a stockholders’ agreement whereby the shares received in the distribution would continue to be subject to similar restrictions as when the shares were held by Hewitt Holdings. Hewitt Associates, Hewitt Holdings and the Hewitt Holdings’ owners or their transferees who received shares of class B common stock in the distribution from Hewitt Holdings to the owners are parties to the stockholders’ agreement.

The following description of the stockholders’ agreement is intended as a summary only and is qualified in its entirety by reference to the stockholders’ agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

Persons and Shares Covered. The parties to the stockholders’ agreement, other than Hewitt Associates and Hewitt Holdings, or the persons who from time to time may become parties to the stockholders’ agreement are referred to as “covered persons.”

The stockholders agreement covers:

•	all shares of class B common stock and class C common stock beneficially owned by each covered person at the time such covered person entered into the stockholders’ agreement,

•	any shares of class B common stock and class C common stock as to which a covered person acquires beneficial ownership after execution of the stockholders’ agreement, and

•	any shares of class A common stock as to which a covered person acquires beneficial ownership upon conversion of the shares of class B common stock or class C common stock beneficially owned by such covered person. Shares of class A common stock acquired by covered persons in the open market will not be subject to the stockholders’ agreement. We refer to the shares covered by the stockholders’ agreement as “covered shares.”

Transfer Restrictions. The stockholders’ agreement contains restrictions on transfer whereby each covered person who is an owner or transferee of an owner will be subject to the transfer restrictions described below. We refer to such covered persons as “owner covered persons”. Each owner covered person may not transfer any covered shares beneficially owned by such owner covered person until the later to occur of June 27, 2005 and the date which is six months after the consummation of the most recent public offering of our class A common stock prior to June 27, 2005. Each owner covered person may not transfer prior to June 26, 2006 any “goodwill shares” (defined below) beneficially owned by such owner covered person which are still subject to the book to market phase-in discussed below.

Book to Market Phase-in. If a Hewitt Holdings’ owner’s employment terminates (other than as a result of an owner’s retirement (subject to certain criteria), death or disability) within four years of the initial public offering (which occurred on June 27, 2002) and before the owner reaches the age of 55 and has ten years of service with Hewitt, the number of shares held by the owner will be reduced. We refer to the shares which may be subject to reduction by a terminated owner as “goodwill shares.” Such shares account for 55,593,003 of the 70,819, 520 shares held by or on behalf of Hewitt Holdings’ owners. The reduction in the number of goodwill shares is a function of the then current book value and market value of the shares and is calculated according to the formula described below. Book value of our class A common stock will be determined as of the end of Hewitt’s immediately preceding fiscal quarter for which we have reported our financial results and market value of our class A common stock will be determined based on the average closing sale price of our class A common stock as quoted on the New York Stock Exchange for the five trading days preceding the date of termination.

Specifically, on each anniversary of the initial public offering, if a Hewitt Holdings’ owner is one of our employees on that date, such owner’s entitlement to a portion of the goodwill shares will increase, as follows, from book value to market value.

	Entitlement to goodwill shares at book value	Entitlement to goodwill shares at market value
On or prior to June 27, 2003	100%	0%
On or after June 27, 2003 to June 26, 2004	75%	25%
On or after June 27, 2004 to June 26, 2005	50%	50%
On or after June 27, 2005 to June 26, 2006	25%	75%
On or after June 27, 2006	0%	100%

As to any goodwill shares that a Hewitt Holdings’ owner is entitled to receive at market value, such shares will not be subject to surrender by the owner. As to any goodwill shares that an owner is entitled to receive at book value, an owner will surrender a number of shares having an aggregate market value equal to the difference between the market value and the book value of such shares. The surrendered shares will be reallocated to the remaining Hewitt Holdings’ owners.

If a Hewitt Holdings’ owner who is at least 52 years of age and who has been an owner for at least ten years provides twelve months’ prior written notice of intent to retire to the board of directors, such owner will be eligible for a special retiree formula as to entitlement to goodwill shares. Such formula considers the age of the individual and the number of years that person has been an owner. Depending on the combination of these factors, such person would be entitled to between 82% and 100% of his or her goodwill shares at market value at that time. As a result of retirement provisions, those Hewitt Holdings’ owners who are our employees, in the aggregate, will be entitled as of September 30, 2004, to 66% of their goodwill shares at market value, and the balance at book value, assuming there have been no sales of goodwill shares prior to that time.

Three of our executive officers have agreed to modify their rights to goodwill shares. Our Chief Executive Officer, Mr. Gifford, has agreed to waive any enhanced rights to goodwill shares at market value due to retirement prior to June 27, 2006, unless his retirement is initiated by our board of directors. Each of Mr. Holland (our Chief Operating Officer, North America Region Manager and Director), and Mr. Ryan (our Chief Administrative Officer and Corporate Development Leader), have agreed to waive such enhanced rights prior to June 27, 2004, unless his retirement is initiated by our board of directors, and during the following two-year period, unless his retirement is approved by our board of directors.

In the event of a Hewitt Holdings’ owner’s death, the estate of such owner will be entitled to 100% of the goodwill shares at market value. In the event of an owner’s disability, the owner will continue to be treated as an active employee during the disability.

Voting. The stockholders’ agreement provides that prior to any vote of our stockholders, a separate, preliminary vote of all of the covered shares owned by the covered persons will be held. All of the covered shares will then be voted in accordance with the vote of the majority of the votes cast in the preliminary vote. The preliminary vote will be administered by the stockholders’ committee designated in accordance with our Amended and Restated Certificate of Incorporation.

Notwithstanding the foregoing, in elections of directors, all covered shares owned by covered persons will be voted in favor of the election of those persons receiving the highest number of votes cast in the preliminary vote.

Term. The stockholders’ agreement continues in effect until the first to occur of the termination of the stockholders’ agreement by the affirmative vote of the holders of a majority of the covered shares, such time as the covered shares represent less than 10% of our issued and outstanding shares of common stock, or June 27, 2022. Covered persons are bound by the terms of the stockholders’ agreement for as long as they hold covered shares. Any termination of the transfer restrictions prior to June 27, 2004 or the book to market phase-in provisions (at any time) would require the approval of the majority of our independent directors.

Waivers and Amendments. The transfer restrictions may be waived at any time by the executive committee of Hewitt Holdings to permit owner covered persons to participate as sellers in underwritten public offerings and stock repurchase programs and tender offers by Hewitt. The executive committee of Hewitt Holdings, with the approval of the majority of our independent directors if prior to June 27, 2004, may waive the transfer restrictions in order to allow an owner covered person to transfer covered shares in particular situations (for example, to immediate family members and trusts). In addition, after June 27, 2004, the executive committee of Hewitt Holdings may waive the transfer restrictions for any reason it deems appropriate. Any waiver or amendment to the book to market phase-in provisions requires the approval of our independent directors.

Subject to the foregoing paragraph, the provisions of the stockholders’ agreement may generally be amended or waived by the affirmative vote of the holders of a majority of the covered shares. However, any waiver or amendment materially affecting our rights or obligations or the rights or obligations of either of the stockholders’ committee or the executive committee of Hewitt Holdings requires the approval of the entity so affected.

Effects of Change in Control. Following the consummation of a change in control of Hewitt Associates, Inc., the transfer restrictions applicable to owner covered persons and the voting provisions discussed above will terminate. The book to market phase-in provisions will not be affected by a change in control and will continue to apply with respect to the owner’s shares in the acquiror. However, if a Hewitt Holdings’ owner’s employment with us or the acquiror is terminated without cause within two years following a change in control, the owner will be entitled to all goodwill shares at market value.

Additional Transfer Restrictions

The shares of restricted class A common stock issued to certain of our key employees may not be transferred prior to June 27, 2005, which period may be extended by six months in certain circumstances, other than through a registered public sale or to the extent we waive the transfer restrictions. Twenty-five percent of such shares vested on June 27, 2003. We have agreed to waive the transfer restriction on the shares which vested on June 27, 2003, effective 60 days after the date of this prospectus.

Under the Bacon & Woodrow transfer restriction agreement, the shares of class B common stock and class C common stock issued to the former partners of Bacon & Woodrow and the shares of class A common stock issued to certain key non-partner employees of Bacon & Woodrow may not be transferred prior to June 27, 2005 which period may be extended by six months in certain circumstances, other than transfers to permitted transferees, through a registered public sale, or to the extent we waive the transfer restrictions. Twenty-five percent of the shares issued to certain key non-partner employees of Bacon & Woodrow vested on June 27, 2003. We have agreed to waive the transfer restrictions on these shares, effective 60 days after the date of this prospectus. We have waived the transfer restrictions for 69,550 vested shares of restricted stock owned by the key non-partner employees of Bacon & Woodrow effective June 27, 2003, in order to permit them to satisfy their tax withholding obligations with respect to the vesting of such shares. We refer you to “Description of Capital Stock”.

Registered Secondary Sales

Pursuant to a registration rights agreement entered into in June 2002, Hewitt Holdings’ has the right, on behalf of its owners, to request that we register for underwritten public sale, on each of three occasions, up to 12% of the shares held by the initial stockholders and our key employees, subject to the determination by our independent directors that such a sale is not contrary to the best interests of Hewitt Associates, Inc. The independent directors may consider several factors in making such a determination, including share price performance after the date of the offering, equity market conditions and our operating results. This offering, which has been approved by our independent directors, results from Hewitt Holdings’ first exercise of its registration right. Hewitt Holdings may not exercise another registration right until six months after the consummation of this offering. In addition, our independent directors have approved an increase in the number of shares of class A common stock that may be sold in this offering from 12% of the total number of shares held by the initial stockholders and key employees to 13.8% of such number. This increase will accommodate the underwriters’ over-allotment option which will be satisfied with shares held by the initial stockholders. Under the registration rights agreement, we have agreed to indemnify Hewitt Holdings and the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, with respect to this offering.

Minimum Stock Ownership Requirements

Our initial stockholders are required to hold a minimum number of shares while they are our employees. Under the option award agreement for the Hewitt Holdings’ owners, each Hewitt Holdings’ owner is required to maintain beneficial ownership of at least 25% of such owner’s goodwill shares while employed by us. Under the Bacon & Woodrow transfer restriction agreement, each of the former partners of Bacon & Woodrow is required to maintain beneficial ownership of at least 25% of the shares of class C common stock issued to such former partner while employed by us.

Services Agreement

Through September 30, 2007, Hewitt Associates LLC will provide certain support services to Hewitt Holdings, primarily in the financial, real estate and legal departments, as may be requested by Hewitt Holdings from time to time. Hewitt Holdings will pay Hewitt Associates LLC an annual fee of $50,000 for basic services. Hewitt Associates LLC may charge Hewitt Holdings separately for additional services on a time and materials basis. Through March 31, 2003, we have accrued $325,663 for services Hewitt Associates LLC has provided under the services agreement. Through March 31, 2003, no amounts had been paid to Hewitt Associates LLC under the services agreement.

Distribution Agreement

On May 30, 2002, Hewitt Associates LLC distributed approximately $152.5 million of accounts receivable and $55 million of cash to Hewitt Holdings LLC pursuant to a distribution agreement. This assignment is without recourse to us or Hewitt Associates LLC and was used to fund a distribution to Hewitt Holdings’ owners of accumulated earnings. Hewitt Associates LLC has agreed to act as a collection agent for Hewitt Holdings. Certain of our directors and executive officers are owners of Hewitt Holdings: Mr. Dale E. Gifford and Mr. Daniel J. Holland each own less than a 2% interest in Hewitt Holdings; none of our other directors and executive officers owns greater than a 1% interest in Hewitt Holdings.

Real Estate

We conduct our operations in our general offices in Lincolnshire, Illinois, and in our regional and foreign offices. The offices are leased under operating leases. We lease most of our office space from Hewitt Holdings and/or its subsidiaries, including the Hewitt Properties companies referenced in this table.

Of these offices, Hewitt Holdings owns and leases the following real estate assets to us:

Hewitt Holdings Properties Entity	Location	Commencement Date	Expiration Date	Monthly Base Rent ($000)	Options	Square Footage
Hewitt Properties I	Lincolnshire, Illinois	November 25, 1998	November 24, 2018	$560	Option to renew for two consecutive 5-year terms Option to purchase building	489,000

Hewitt Properties II	Lincolnshire, Illinois	December 30, 1999	December 29, 2019	$342	Option to renew for two consecutive 5-year terms Option to purchase building	330,000

Hewitt Properties III	Lincolnshire, Illinois	May 22, 1999	May 21, 2014	$357	Option to renew for two consecutive 5-year terms Option to purchase building	326,000

Hewitt Properties IV	Orlando, Florida	March 22, 2000	March 21, 2020	$235	Option to renew for two consecutive 5-year terms Option to purchase building	310,000

Hewitt Properties IV	The Woodlands, Texas	March 22, 2000	March 21, 2020	$431	Option to renew for two consecutive 5-year terms Option to purchase building	414,000

The Bayview Trust(1)	Newport Beach, California	June 1, 2002	May 31, 2017	$0 through August 31, 2003 $215 after August 31, 2003	Option to renew for two consecutive 5-year terms Two expansion options in 2007 and 2012	93,000

(1)	On March 7, 2003, The Bayview Trust sold the Newport Beach, California property to an independent third party and we assigned our lease to the purchaser.

There are three related party operating leases between Overlook Associates and us covering a portion of the complex that constitutes our global headquarters in Lincolnshire, Illinois. Overlook Associates is a majority-owned but not a controlled investment of Hewitt Holdings. As of September 30, 2002, the minimum aggregate lease payments on these leases totaled $137 million. The material terms of each lease are set forth below:

Property	Commencement Date	Expiration Date	Monthly Base Rent ($000)	Options	Square Footage
One Overlook Point	June 1, 1989	May 1, 2009	$341	5 year option to extend term	212,000

Two Overlook Point	February 28, 1997	February 28, 2017	$265	Option to purchase between years 7 and 10	321,000

Three Overlook Point	December 1, 1989	February 28, 2017	$302	N/A	290,000

Total lease payments from Hewitt Associates to Hewitt Holdings and Overlook Associates were $40 million in 2002, $39 million in 2001 and $35 million in 2000. The leases were entered into on terms comparable to those which would have been obtained in an arm’s length transaction according to an independent third party evaluation of the leases.

We refer you to Notes 15 and 16 of our audited combined and consolidated financial statements for fiscal 2002 and Note 8 of the combined and consolidated financial statements for the six months ended March 31, 2003.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 750,000,000 shares of class A common stock, par value $0.01 per share, 200,000,000 shares of class B common stock, par value $0.01 per share, 50,000,000 shares of class C common stock, par value $0.01 per share and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware corporate law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation and we refer to our amended and restated by-laws as our by-laws.

Class A Common Stock

Dividends. Holders of record of shares of class A common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of class A common stock. In the case of a stock dividend or distribution, holders of class A common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of class A common stock to the holders of class A common stock.

Voting Rights. Holders of class A common stock are entitled to one vote per share. Holders of shares of all classes of common stock will vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

Convertibility. The shares of class A common stock are not convertible into any other class of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of class A common stock is entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of class A common stock must be identical to that received by holders of any other class of common stock. No shares of any other class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of class A common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class B Common Stock

Dividends. Holders of record of shares of class B common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of class B of common stock. In the case of a stock dividend or distribution, holders of class B common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of class B common stock to the holders of class B common stock.

Voting Rights. Holders of class B common stock are entitled to one vote per share. However, the vote of holders of class B common stock and of the holders of class C common stock is taken separately from the class A common stock and, other than in elections of directors, each share of class B common stock and each share of class C common stock is voted by a stockholders’ committee (described below) in accordance with the vote of the majority of the votes cast on the matter by the holders of class B common stock and class C common stock, voting together as a group. In elections of directors, each share of class B common stock and class C common stock is voted by the stockholders’ committee in favor of the election of the directors receiving the highest number of votes cast by the holders of class B common stock and class C common stock, voting together as a group. Holders of shares of all classes of common stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

The votes of class B common stock and class C common stock is administered by a stockholders’ committee. The stockholders’ committee is elected by the holders of class B common stock and class C common stock, voting together as a group. The stockholders’ committee consists of eight members, each of whom serves a four-year term. The terms of the members of the stockholders’ committee are staggered so that two members will be elected each year. The terms of the initial members of the stockholders’ committee do not expire until 2005. Members of the stockholders’ committee may not be directors of Hewitt. No member of the stockholders’ committee may serve more than two terms.

Convertibility. Each share of class B common stock will automatically be converted into one share of class A common stock in the event the holder transfers such share to any person other than (i) one of Hewitt Holdings’ owners, (ii) a former Bacon & Woodrow partner, or (iii) any member of the immediate family of, or any trust for the benefit (or the benefit of the immediate family) of, or certain other entities associated with, such person. All shares of the class B common stock will automatically be converted into shares of class A common stock in the event the total number of shares of class B common stock and class C common stock outstanding at any time is equal to or less than 10% of the total number of outstanding shares of all classes of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of class B common stock is entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of class B common stock must be identical to that received by holders of any other class of common stock. No shares of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of class B common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class C Common Stock

Dividends. Holders of record of shares of class C common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of class C common stock. In the case of a stock dividend or distribution, holders of class C common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of class C common stock to the holders of class C common stock.

Voting Rights. Holders of class C common stock are entitled to one vote per share. However, the vote of holders of class B common stock and the holders of class C common stock is taken separately from the class A common stock and, other than in elections of directors, each share of class B common stock and each share of class C common stock is voted by the stockholders’ committee in accordance with the vote of the majority of the votes cast on the matter by the holders of class B common stock and class C common stock, voting together as a group. In elections of directors, each share of class B common stock and class C common stock is voted by the stockholders’ committee in favor of the election of the directors receiving the highest number of votes cast by the holders of class B common stock and class C common stock, voting together as a group. Holders of shares of all classes of common stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

Convertibility. Each share of class C common stock will automatically be converted into one share of class A common stock in the event the holder transfers such share to any person other than (i) one of Hewitt Holdings’ owners, (ii) a former Bacon & Woodrow partner, or (iii) any member of the immediate family of, or any trust for the benefit (or the benefit of the immediate family) of, or certain other entities associated with, such person. All shares of the class C common stock will automatically be converted into shares of class A common stock in the event the total number of shares of class B common stock and class C common stock outstanding at any time is equal to or less than 10% of the total number of outstanding shares of all classes of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of class C common stock is entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of class C common stock must be identical to that received by holders of any other class of common stock. No shares of any other class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of class C common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Surrender of Class C Shares. If the employment of a holder of class C common stock is terminated before June 27, 2006 (other than as a result of the holder’s death or disability) each share of class C common stock held by such holder will automatically be converted into a lesser number of shares of class C common stock calculated according to a formula set forth in our certificate of incorporation. The formula provides that the reduction in the number of shares is based on the number of years following our initial public offering that the holder remained one of our employees and the market price of our class A common stock at the time the holder’s employment was terminated.

If the employment of a holder of class C common stock is terminated before June 27, 2006 and the holder begins to work for a competitor of ours within two years after the date of termination, the number of shares of class C common stock held by such holder will be further reduced. Any shares which are so surrendered as a result of the operation of the formula set forth in our certificate of incorporation or in connection with early termination of employment will be reissued to the remaining holders of class C common stock and will remain outstanding.

Undesignated Preferred Stock

Our certificate of incorporation provides that we may issue up to 10,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may take several actions without any vote or action of the stockholders, including:

•	determine the number of shares to be included in each series;

•	fix the designation, powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions; and

•	increase or decrease the number of shares of any series.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of class A common stock, class B common stock and class C common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

The board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of class A common stock, class B common stock or class C common stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in the control of our company or to make the removal of our management more difficult. This could have the effect of decreasing the market price of each class of common stock.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price.

We have no present plans to issue any shares of our preferred stock.

Listing

Our class A common stock is listed on the New York Stock Exchange under the symbol “HEW”. The shares of class A common stock being offered in this prospectus have been approved for listing, subject to official notice of issuance.

Delaware Law and Charter and By-Law Provisions; Anti-Takeover Effects

We have elected to be governed by the provisions of Section 203 (“Section 203”) of the Delaware corporate law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances); or

•	after the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Our by-laws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Approximately one-third of our board will be elected each year. We refer you to “Management—Executive Officers and Directors”. In addition, our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of a majority of the outstanding voting power of our capital stock outstanding and entitled to vote generally in the election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of our board, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our by-laws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by the board of directors. Our by-laws further provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our corporate secretary the required written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting. In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders, unless the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, in which case the notice must be delivered no later than the 10th day following the day on which public announcement of the meeting is first made. Although our by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken at a stockholders meeting and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation includes a “constituency” provision that permits (but does not require) a director of our company in taking any action (including an action that may involve or relate to a change or potential change in control of us) to consider, among other things, the effect that our actions may have on other interests or persons (including our employees, clients, suppliers, customers and the community) in addition to our stockholders.

Our certificate of incorporation includes a “fair price” provision (the “fair price provision”) which prohibits business combinations (as defined below) with a related person (as defined below), unless either:

(a) the holders of our capital stock receive in the business combination either:

(i) the same consideration in form and amount per share as the highest consideration paid by the related person in a tender or exchange offer in which the related person acquired at least 30% of the outstanding shares of our capital stock and which was consummated not more than one year prior to the business combination or the entering into of a definitive agreement for the business combination; or

(ii) not less in amount (as to cash) or fair market value (as to non-cash consideration) than the highest price paid or agreed to be paid by the related person for shares of our capital stock in any transaction that either resulted in the related person’s beneficially owning 15% or more of our capital stock, or was effected at a time when the related person beneficially owned 15% or more of our capital stock, in either case occurring not more than one year prior to the business combination; or

(b) the transaction is approved by:

(i) a majority of continuing directors (as defined below); or

(ii) shares representing at least 75% of the votes entitled to be cast by the holders of our capital stock.

Under the fair price provision, a “related person” is any person who beneficially owns 15% or more of our capital stock or is one of our affiliates and at any time within the preceding two-year period was the beneficial owner of 15% or more of our outstanding capital stock. The relevant “business combinations” involving our company covered by the fair price provision are:

•	any merger or consolidation of our company or any subsidiary of our company with or into a related person or an affiliate of a related person;

•	any sale, lease, exchange, transfer or other disposition by us of all or substantially all of the assets of our company to a related person or an affiliate of a related person;

•	reclassifications, recapitalizations and other corporate actions requiring a stockholder vote that have the effect of increasing by more than one percent the proportionate share of our capital stock beneficially owned by a related person or an affiliate of a related person; and

•	a dissolution of our company voluntarily caused or proposed by a related person or an affiliate of a related person.

A “continuing director” is a director who is unaffiliated with the related person and who was a director before the related person became a related person, and any successor of a continuing director who is unaffiliated with a related person and is recommended or nominated to succeed a continuing director by a majority of the continuing directors. Under our certificate of incorporation, Hewitt Holdings and its affiliates are not related persons. In addition, any person who acquires 15% or more of our common stock directly from Hewitt Holdings or its affiliates will not be deemed related persons.

The Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws or to approve mergers, consolidations or the sale of all or substantially all its assets, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least two-thirds of the shares of common stock outstanding at the time such action is taken to amend or repeal the fair price and constituency provisions of our certificate of incorporation. Our by-laws may be amended or repealed by a majority vote of the board of directors, subject to any limitations set forth in the by-laws, and may also be amended by the stockholders by the affirmative vote of the holders of at least two- thirds of the total voting power of all outstanding shares of capital stock. The two-thirds stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Limitation of Liability and Indemnification

Our certificate of incorporation and by-laws provide that:

•	we must indemnify our directors and officers to the fullest extent permitted by Delaware law, as it may be amended from time to time;

•	we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation or our by-laws; and

•	we must advance expenses, as incurred, to our directors and officers in connection with legal proceedings to the fullest extent permitted by Delaware law, subject to very limited exceptions.

In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages to us for breaches of their fiduciary duty as directors, except for:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, with respect to unlawful dividends or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

We also maintain director and officer insurance providing for indemnification for our directors and officers against certain liabilities, including liabilities under the Securities Act of 1933. In addition, we have agreed to indemnify our directors and officers who are selling stockholders against certain liabilities in connection with this offering.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

The transfer agent and registrar for our class A common stock is EquiServe Trust Company, N. A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the class A common stock. Immediately after the offering, we will have 28,993,506 shares of our class A common stock outstanding, 64,772,474 shares of our class B common stock outstanding and 4,730,637 shares of our class C common stock outstanding, including:

•	9,850,000 shares of class A common stock sold by the selling stockholders in the offering; and

•	2,651,982 shares of restricted stock and restricted stock units (which entitle the holder to receive shares of class A common stock) outstanding under our global stock plan;

but not including:

•	1,826,069 shares underlying options outstanding under our global stock plan; and

•	11,564,799 additional shares reserved for issuance under our global stock plan.

We refer you to “Management—Global Stock Plan”.

To the extent the underwriters exercise the over-allotment option, up to an aggregate of 1,477,500 additional shares of class B common stock and class C common stock will be converted into shares of class A common stock. We refer you to “Risk Factors—Risks that Relate to Your Ownership of Our Class A Common Stock—Our stock price may decline due to the large number of shares of common stock eligible for future sale”.

Sales of Restricted Shares

The 69,503,110 shares of class B common stock and class C common stock held by the initial stockholders after the consummation of the offering and the shares of class A common stock, held by the employees of Bacon & Woodrow, are “restricted” securities within the meaning of Rule 144 under the Securities Act of 1933. These restricted securities may not be sold in the absence of registration under the Securities Act or unless an exemption from registration is available, including the exemption contained in Rule 144 under the Securities Act of 1933.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated together), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our class A common stock; or

•	the average weekly trading volume in our class A common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of this sale is filed;

provided that requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of our class A common stock which are not restricted securities. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell these shares without compliance with the foregoing requirements.

We have filed a registration statement with the SEC in order to register the reoffer and resale of the class A common stock issued pursuant to restricted stock units and option to purchase class A common stock granted under our global stock plan. As a result, any shares of class A common stock delivered and purchased pursuant to these awards will, subject to applicable contractual restrictions, be freely tradeable to the public unless the shares are acquired by an affiliate. Any shares of class A common stock acquired by an affiliate will be transferable to the public in accordance with Rule 144.

Pursuant to a registration rights agreement entered into in June 2002, Hewitt Holdings has the right, on behalf of its owners, to request that we register for underwritten public sale, on each of three occasions, up to 12% of the shares held by the initial stockholders and our key employees, subject to the determination by our independent directors that such a sale is not contrary to the best interests of Hewitt Associates, Inc. The independent directors may consider several factors in making such a determination, including share price performance after the date of the offering, equity market conditions and our operating results. This offering, which has been approved by our independent directors, results from Hewitt Holdings’ first exercise of its registration right. Hewitt Holdings may not exercise another registration right until six months after the consummation of this offering. In addition, our independent directors have approved an increase in the number of shares of class A common stock that may be sold in this offering from 12% of the total number of shares held by the initial stockholders and key employees to 13.8% of such number. This increase will accommodate the underwriters’ over-allotment option which will be satisfied with shares held by the initial stockholders. Under the registration rights agreement, we have agreed to indemnify Hewitt Holdings and the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, with respect to this offering. We refer you to “Certain Relationships and Related Transactions—Restrictions on Common Stock—Registered Secondary Sales”.

Apart from the restrictions on transfer imposed by the federal securities laws and restrictions contained in the stockholders’ agreement applicable to Hewitt Holdings’ owners and their transferees, the shares of our class B common stock held by them, the shares of our class B common stock and class C common stock held by the former partners of Bacon & Woodrow and the shares of class A common stock held by our key employees are subject to additional contractual limitations on transfer. We refer you to “Certain Relationships and Related Transactions—Restrictions on Common Stock”.

Our independent directors have the ability to permit the initial stockholders and key employees to sell significant amounts of common stock at any time following the expiration of the lock-up periods described below.

Lock-up Agreement

Hewitt, our directors, our executive officers and the selling stockholders have agreed not to sell, distribute or otherwise dispose of or hedge, directly or indirectly, any shares of class A common stock, class B common stock or class C common stock (or any security convertible into or exchangeable or exercisable for class A common stock, class B common stock or class C common stock) without the prior written consent of Goldman, Sachs & Co. for a period of 90 days from the date of this prospectus subject to specified exceptions; provided, however, that the selling stockholders who are key employees (as defined) will only be subject to the foregoing restrictions for a period of 60 days from the date of this prospectus.

The exceptions permit selling stockholders to transfer or sell common stock in connection with the cashless exercise of an option to purchase common stock granted under a benefit plan, to Hewitt in connection with the satisfaction of a withholding obligation or as required to satisfy such selling stockholder’s obligations under the stockholders’ agreement. In addition, the exceptions permit Hewitt to issue an aggregate number of shares of common stock up to 3% of the number of shares outstanding as of the date of this prospectus in connection with acquisitions, to grant shares of common stock or options to acquire shares of common stock pursuant to employee compensatory stock plans existing on the date of this prospectus or to grant shares of common stock upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus; provided that, in each of the foregoing cases, the recipients of those shares agree to be bound by the foregoing restrictions for the duration of the 90 days after the date of this prospectus. We refer you to “Underwriting”.

MATERIAL U.S. FEDERAL INCOME TAX

CONSIDERATIONS FOR NON-U.S. HOLDERS

General

The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of our class A common stock by a Non-U.S. Holder. Generally, for purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our class A common stock who or which is, for United States federal income tax purposes, a non-resident alien individual, a foreign corporation, or a foreign estate or trust. In general, an individual is a non-resident alien individual with respect to a calendar year if he or she is not a United States citizen (and in certain circumstances is not a former United States citizen) and, with respect to such calendar year (i) has at no time had the privilege of residing permanently in the United States and (ii) is not present in the United States a specified number of days in the current year and the prior two years. Different rules apply for United States federal estate tax purposes. We refer you to “—Federal Estate Taxes” below.

The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations promulgated under the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. The following discussion does not address aspects of United States federal taxation other than income and estate taxation, and does not address all aspects of United States federal income and estate taxation. The discussion does not consider any specific facts or circumstances that might apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income and estate tax law that might be relevant to a Non-U.S. Holder subject to special treatment under the Code, for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers. This discussion does not address the tax treatment of partnerships or persons who hold their interests through a partnership or other pass-through entity. In addition, this discussion does not address state, local or non-United States tax consequences that might be relevant to a Non-U.S. Holder, and does not address the applicability or effect of any specific tax treaty. Accordingly, prospective purchasers of our class A common stock are urged to consult their tax advisors regarding the United States federal, state and local tax consequences, as well as non-United States tax consequences, of acquiring, holding and disposing of shares of our class A common stock.

Dividends

In general, if we were to make distributions with respect to our class A common stock, such distributions would be treated as dividends to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution that is not a dividend will be applied in reduction of the Non-U.S. Holder’s basis in our class A common stock. To the extent the distribution exceeds such basis, the excess will be treated as gain from the disposition of our class A common stock.

Subject to the discussion below, dividends paid to a Non-U.S. Holder of our class A common stock generally will be subject to withholding of United States federal income tax at a 30% rate. A lower rate may apply if the Non-U.S. Holder is a qualified tax resident of a country with which the U.S. has an income tax treaty and if certain procedural requirements are satisfied by the Non-U.S. Holder. A Non- U.S. Holder generally will have to file IRS Form W-8BEN or successor form in order to be eligible to claim the benefits of a U.S. income tax treaty. Special rules may apply in the case of dividends paid to or through an account maintained outside the United States at a financial institution, for which certain documentary evidence procedures must be followed.

Withholding generally will not apply in respect of dividends if (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States or

(ii) a tax treaty applies, the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and are attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed) maintained by the Non-U.S. Holder. To claim relief from withholding on this basis, a Non-U.S. Holder generally must file IRS Form W-8ECI or successor form, with the payor of the dividend.

Dividends received by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are effectively connected with the conduct of a trade or business within the United States and attributable to a United States permanent establishment (or a fixed base through which certain personal services are performed), are subject to United States federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder eligible for a reduced rate of withholding of United States federal income tax may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the United States Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, or other disposition of our class A common stock (including a redemption of our common stock treated as a sale for federal income tax purposes) unless (i) the gain is effectively connected with the conduct of a United States trade or business of the Non-U.S. Holder, (ii) the Non-U.S. Holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and either the individual has a “tax home” in the United States or the sale is attributable to an office or other fixed place of business maintained by the individual in the United States, (iii) the Non-U.S. Holder is subject to tax under U.S. tax law provisions applicable to certain U.S. expatriates (including former citizens or residents of the United States), or (iv) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period and certain other conditions are met. We do not believe that we are, or are likely to become, a “United States real property holding corporation”.

The 183-day rule summarized above applies only in limited circumstances because generally an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, or other disposition will be treated as a resident for United States federal income tax purposes and therefore will be subject to United States federal income tax at graduated rates applicable to individuals who are United States persons for such purposes.

Non-U.S. Holders should consult applicable tax treaties, which may result in United States federal income tax treatment on the sale, exchange or other disposition of the common stock different from that described above.

Backup Withholding Tax and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder any dividend income that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

A Non-U.S. Holder of class A common stock that fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor in accordance with applicable U.S. Treasury regulations may be subject to information reporting and backup withholding on payments of dividends. The rate of backup withholding is currently 30%, is scheduled to be reduced to 28% by the year 2006 and then is scheduled to increase in the year 2011. Backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker that is a U.S. person or a “U.S. related person” unless certification requirements are established or an exemption is otherwise established and the broker has no actual knowledge that the holder is a U.S. person.

The payment of proceeds from the disposition of class A common stock to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalty of perjury or otherwise establishes its entitlement to an exemption from information reporting and backup withholding, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of an exemption are not, in fact, satisfied. The payment of proceeds from the disposition of class A common stock to or through a non-U.S. office of a non-U.S. broker that is not a “U.S. related person” will not be subject to information reporting or backup withholding. For this purpose, a “U.S. related person” is a foreign person with one or more enumerated relationships with the United States.

In the case of the payment of proceeds from the disposition of class A common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability provided the requisite procedures are followed.

Federal Estate Taxes

An individual Non-U.S. Holder who is treated as the owner of our class A common stock at the time of his death generally will be required to include the value of such class A common stock in his gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax on such value, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a “Non-U.S. Holder” is an individual who is neither a citizen nor a domiciliary of the United States. In general, an individual acquires a domicile in the United States for United States estate tax purposes by living in the United States, for even a brief period of time, with the intention of remaining in the United States indefinitely.

UNDERWRITING

Hewitt, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., UBS Securities LLC and Wachovia Capital Markets, LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC

Total	9,800,000

The underwriters are committed to take and pay for all the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,477,500 shares from the initial stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,477,500 additional shares.

Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain brokers or dealers at a discount of up to $         per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

Hewitt, our directors, our executive officers and the selling stockholders have agreed not to sell, distribute, otherwise dispose of or hedge, directly or indirectly, any shares of class A common stock, class B common stock or class C common stock (or any security convertible into or exchangeable for shares of class A common stock, class B common stock or class C common stock) without the prior written consent of Goldman, Sachs & Co. for a period of 90 days from the date of this prospectus subject to specified exceptions; provided, however, that the selling stockholders who are key employees (as defined) will only be subject to the foregoing restrictions for a period of 60 days from the date of this prospectus.

The exceptions permit selling stockholders to transfer or sell common stock in connection with the cashless exercise of an option to purchase common stock granted under a benefit plan, to Hewitt in connection with the satisfaction of a withholding obligation or as required to satisfy such selling stockholder’s obligations under the stockholders’ agreement. In addition, the exceptions permit Hewitt to issue an aggregate number of shares of common stock up to 3% of the number of shares outstanding as of the date of this prospectus in connection with acquisitions, to grant shares of common stock or options to acquire shares of common stock pursuant to employee compensatory stock plans existing on the date of this prospectus or to grant shares of common stock upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus; provided that, in each of the foregoing cases, the recipients of those shares agree to be bound by the foregoing restrictions for the duration of the 90 days after the date of this prospectus. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the underwriters may purchase and sell our class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Hewitt in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted by the selling stockholders. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Hewitt’s class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our class A common stock. As a result, the price of our class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Hewitt has provided services to certain of the underwriters and/or their affiliates on customary terms and for customary fees and may do so in the future.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any shares in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit, of any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with the other relevant laws and regulations of Japan.

No offer to sell the shares has been or will be made in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purpose of issue, any advertisement, document or invitation relating to the shares in Hong Kong other than with respect to the shares intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

Hewitt estimates that its total expenses for the offering will be approximately $800,000.

Hewitt and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

LEGAL MATTERS

McDermott, Will & Emery, Chicago, Illinois, will pass upon the validity of the shares of class A common stock offered hereby. Legal matters relating to the offering will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

EXPERTS

The combined and consolidated financial statements of Hewitt Associates, Inc. and subsidiaries and its predecessor at September 30, 2002 and 2001, and for the years then ended, appearing in this prospectus and the related registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The fiscal 2000 annual combined financial statements of Hewitt Associates LLC and Affiliates included in this prospectus and the related registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving such reports. Arthur Andersen’s audit report has not been re-issued in connection with this filing on Form S-1. We refer you to “Risk Factors—Risks That Relate to Our Financial Results and Our Independent Public Accountants”.

The 2001 annual consolidated financial statements of the benefits consulting business of Bacon & Woodrow included in this prospectus and the related registration statement have been audited by Smith & Williamson, independent auditors, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving such reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-105560) under the Securities Act of 1933 with respect to the shares of class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the class A common stock to be sold in the offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected on the Securities and Exchange Commission’s website at www.sec.gov.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Hewitt Associates, Inc.:

We have audited the accompanying combined and consolidated balance sheets of Hewitt Associates, Inc. (a Delaware corporation) and subsidiaries and its predecessor (the “Company”) as of September 30, 2001 and 2002, and the related combined and consolidated statements of operations, stockholders’ equity and cash flows for each of the two years ended September 30, 2002. These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits. The financial statements as of September 30, 2000 and for the year then ended were audited by other auditors who have ceased operations. The other auditors’ report dated March 8, 2002 expressed an unqualified opinion on such statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and 2002, and the results of their operations and their cash flows for each of the two years ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/S/    ERNST & YOUNG LLP

Chicago, Illinois

October 31, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (1)

To the Owners of Hewitt Associates LLC and Affiliates:

We have audited the accompanying combined balance sheet of the companies as described in Note 1 (Hewitt Associates LLC and Affiliates), a group of Illinois limited liability companies, as of September 30, 2000 and the related combined statements of operations, changes in owners’ capital, and cash flows for the years ended September 30, 1999 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Hewitt Associates LLC and Affiliates as of September 30, 2000 and the results of their operations and their cash flows for the years ended September 30, 1999 and 2000 in conformity with accounting principles generally accepted in the United States.

/S/    ARTHUR ANDERSEN LLP

Chicago, Illinois

March 8, 2002

(1)	This is a copy of the audit report for the years ended September 30, 1999 and 2000, previously issued by Arthur Andersen LLP. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form S-1. The combined balance sheet as of September 30, 2000, the combined statements of operations, changes in owners’ capital and cash flows for the year ended September 30, 1999 referred to in this report have not been included in the accompanying financial statements.

HEWITT ASSOCIATES, INC.

COMBINED AND CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except share and per share amounts)

	Combined September 30, 2001	Consolidated September 30, 2002
ASSETS
Current Assets
Cash and cash equivalents	$60,606	$136,450
Client receivables and unbilled work in process, less allowances of $14,540 in 2001 and $16,160 in 2002	367,798	394,184
Prepaid expenses and other current assets	25,818	32,006
Deferred income taxes	—	16,976

Total current assets	454,222	579,616

Non-Current Assets
Property and equipment, net	164,550	249,613
Goodwill, net	8,506	201,286
Intangible assets, net	59,544	169,887
Due from related parties	—	3,468
Other assets	14,535	15,476

Total non-current assets	247,135	639,730

Total Assets	$701,357	$1,219,346

LIABILITIES
Current Liabilities
Accounts payable	$25,466	$23,286
Accrued expenses	87,245	180,946
Advanced billings to clients	59,892	73,965
Current portion of long-term debt	8,228	36,918
Current portion of capital lease obligations	13,885	11,572
Employee deferred compensation and accrued profit sharing	52,189	56,481

Total current liabilities	246,905	383,168

Long-Term Liabilities
Debt, less current portion	157,783	147,000
Capital lease obligations, less current portion	14,663	88,913
Other long-term liabilities	22,635	48,435
Deferred income taxes	—	19,265

Total long-term liabilities	195,081	303,613

Total Liabilities	$441,986	$686,781

Commitments and Contingencies (Notes 15 and 19)	—	—

HEWITT ASSOCIATES, INC.

COMBINED AND CONSOLIDATED BALANCE SHEETS—(Continued)

(Dollars in thousands except share and per share amounts)

	Combined September 30, 2001	Consolidated September 30, 2002
OWNERS’ CAPITAL AND STOCKHOLDERS’ EQUITY
Owners’ Capital
Accumulated earnings and paid-in-capital	$260,138	$—
Accumulated other comprehensive loss	(767)	—

Total owners’ capital	259,371	—

Stockholders’ Equity
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized	—	—
Class A common stock, par value $0.01 per share, 750,000,000 shares authorized, 19,162,660 shares issued and outstanding	—	192
Class B common stock, par value $0.01 per share, 200,000,000 shares authorized, 73,726,424 shares issued and outstanding	—	737
Class C common stock, par value $0.01 per share, 50,000,000 shares authorized, 5,568,869 shares issued and outstanding	—	56
Restricted stock units, 319,902 units issued and outstanding	—	6,078
Additional paid-in capital	—	615,377
Retained earnings (deficit)	—	(22,691)
Unearned compensation	—	(83,375)
Accumulated other comprehensive income	—	16,191

Total stockholders’ equity	—	532,565

Total Liabilities, Owners’ Capital and Stockholders’ Equity	$701,357	$1,219,346

The accompanying notes are an integral part of these financial statements.

HEWITT ASSOCIATES, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS (1)

(Dollars in thousands except share and per share amounts)

	Year Ended September 30,
	2000	2001	2002 (1)
Revenues:
Revenue before reimbursements (net revenues)	$1,280,552	$1,475,661	$1,716,197
Reimbursements	25,507	26,432	33,882

Total revenues	1,306,059	1,502,093	1,750,079

Operating expenses:
Compensation and related expenses, excluding initial public offering restricted stock awards	715,336	838,085	1,014,529
Initial public offering restricted stock awards	—	—	27,525
Reimbursable expenses	25,507	26,432	33,882
Other operating expenses	307,281	337,419	357,789
Selling, general and administrative expenses	75,790	87,986	76,034
Non-recurring software charge	—	26,469	—

Total operating expenses	1,123,914	1,316,391	1,509,759

Operating income	182,145	185,702	240,320
Other expenses, net:
Interest expense	(13,375)	(15,786)	(16,098)
Interest income	2,316	3,119	2,291
Other income (expense), net	10,589	10,147	(3,087)

	(470)	(2,520)	(16,894)

Income before taxes and owner distributions	$181,675	$183,182

Income before income taxes			223,426
Provision for income taxes			33,053

Net income			$190,373

Loss per share (2):
Basic			$(0.27)
Diluted			$(0.27)
Weighted average shares (2):
Basic			85,301,042
Diluted			85,301,042

(1)	In connection with the Company’s transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and the Company began to record their compensation in compensation and related expenses and the Company became subject to corporate income taxes. Additionally, on June 5, 2002, the Company acquired the benefits consulting business of Bacon & Woodrow and their results are included in the Company’s results from the acquisition date of June 5, 2002 through September 30, 2002.
(2)	Loss per share is calculated based on the net loss incurred for the four-month period from May 31, 2002, the date on which the Company’s transition to a corporate structure was completed, through September 30, 2002. Similarly, common stock is weighted from the dates of issuance and not from the beginning of the years presented.

The accompanying notes are an integral part of these financial statements.

HEWITT ASSOCIATES, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands except share amounts)

	Preferred Stock	Class A Common Stock		Class B Common Stock		Class C Common Stock		Restricted Stock Units		Additional Paid-in Capital	Retained Earnings (Deficit)	Unearned Compensation	Owners’ Capital	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at September 30, 1999	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$236,633	$235	$236,868
Comprehensive income:
Income before taxes and owner distributions	—	—	—	—	—	—	—	—	—	—	—	—	181,675		181,675
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	(763)	(763)
Unrealized gains on securities:
Unrealized holding gains	—	—	—	—	—	—	—	—	—	—	—	—	—	2,191	2,191
Reclassification of realized gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total other comprehensive income (loss)														1,428
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	183,103
Capital distributions, net	—	—	—	—	—	—	—	—	—	—	—	—	(177,276)	—	(177,276)

Balance at September 30, 2000	—	—	—	—	—	—	—	—	—	—	—	—	241,032	1,663	242,695
Comprehensive income:
Income before taxes and owner distributions	—	—	—	—	—	—	—	—	—	—	—	—	183,182		183,182
Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	(239)	(239)
Unrealized gains on securities:
Unrealized holding gains	—	—	—	—	—	—	—	—	—	—	—	—	—	3,222	3,222
Reclassification of realized gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,413)	(5,413)

Total other comprehensive income (loss)														(2,430)
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	180,752
Capital distributions, net	—	—	—	—	—	—	—	—	—	—	—	—	(164,076)	—	(164,076)

Balance at September 30, 2001	—	—	—	—	—	—	—	—	—	—	—	—	260,138	(767)	259,371
Comprehensive income:
Income before taxes and owner distributions for the eight months ended May 31, 2002	—	—	—	—	—	—	—	—	—	—	—	—	213,064	—	213,064
Net loss for the four months ended September 30, 2002	—	—	—	—	—	—	—	—	—	—	(22,691)	—	—	—	(22,691)
Other comprehensive income (loss):
Minimum pension liability adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(690)	(690)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—	—	17,648	17,648

Total other comprehensive income (loss)														16,958
Total comprehensive income															207,331
Capital distributions, net	—	—	—	—	—	—	—	—	—	—	—	—	(415,986)	—	(415,986)
Effect of the transition to corporate structure	—	—	—	70,819,520	708	—	—	—	—	56,508	—	—	(57,216)	—	—
Disproportionate share allocation adjustment	—	—	—	—	—	—	—	—	—	17,843	—	—	—	—	17,843
Acquisition of Bacon & Woodrow	—	941,753	9	2,906,904	29	5,568,869	56	—	—	219,146	—	—	—	—	219,240
Net proceeds from initial public offering	—	12,822,500	128	—	—	—	—	—	—	219,170	—	—	—	—	219,298
Initial public offering restricted stock grant	—	5,467,216	55	—	—	—	—	322,692	6,131	103,955	—	(110,141)	—	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—	—	25,389	—	—	25,389
Net forfeiture of restricted common stock pursuant to the global stock plan and other	—	(68,809)	—	—	—	—	—	(2,790)	(53)	(1,245)	—	1,377	—	—	79

Balance at September 30, 2002	$—	19,162,660	$192	73,726,424	$737	5,568,869	$56	319,902	$6,078	$615,377	$(22,691)	$(83,375)	$—	$16,191	$532,565

The accompanying notes are an integral part of these financial statements.

HEWITT ASSOCIATES, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended September 30,
	2000	2001	2002
Cash flows from operating activities:
Income before taxes and owner distributions	$181,675	$183,182	—
Net income	—	—	$190,373
Adjustments to reconcile income before taxes and owner distributions and net income to net cash provided by operating activities:
Depreciation and amortization	91,429	96,995	96,610
Non-recurring software charge (Note 12)	—	26,469	—
Net unrealized loss (gain) on securities	2,191	(2,191)	3,653
Initial public offering restricted stock awards (Note 4)	—	—	25,389
Owner compensation charge (Note 3)	—	—	17,843
Establishment of owner vacation liability (Note 3)	—	—	8,300
Deferred income taxes	—	—	2,289
Changes in operating assets and liabilities:
Client receivables and unbilled work in process (Note 3)	(77,415)	9,825	(128,260)
Prepaid expenses and other current assets	(11,353)	1,611	(1,960)
Accounts payable	9,362	(4,553)	(5,250)
Due to related parties	—	—	(3,468)
Accrued expenses	20,709	19,697	26,045
Advanced billings to clients	4,213	83	13,995
Employees’ deferred compensation and accrued profit sharing	3,300	14,213	4,200
Related party payable	(7,515)	—	—
Other long-term liabilities	12,456	(1,823)	1,383

Net cash provided by operating activities	229,052	343,508	251,142
Cash flows from investing activities:
Additions to property and equipment	(96,503)	(83,231)	(58,765)
Cash balances assumed in Bacon & Woodrow acquisition, net of transaction costs (Note 6)	—	—	(887)
Increase in other assets	(34,002)	(5,297)	(36,062)

Net cash used in investing activities	(130,505)	(88,528)	(95,714)
Cash flows from financing activities:
Proceeds from issuance of stock	—	—	226,564
Capital distributions, net	(177,049)	(163,910)	(263,486)
Short-term borrowings	38,781	300	59,661
Repayments of short-term borrowings	—	(59,000)	(73,765)
Proceeds from long-term debt issuance	75,000	36,081	—
Repayments of long-term debt	(7,500)	(6,875)	(6,250)
Repayments of capital lease obligations	(22,052)	(16,550)	(17,007)
Payment of deferred financing fees	—	—	(1,437)
Payment of offering costs	—	—	(5,929)

Net cash used in financing activities	(92,820)	(209,954)	(81,649)
Effect of exchange rate changes on cash and cash equivalents	(157)	(595)	2,065

Net increase in cash and cash equivalents	5,570	44,431	75,844
Cash and cash equivalents, beginning of year	10,605	16,175	60,606

Cash and cash equivalents, end of year	$16,175	$60,606	$136,450

HEWITT ASSOCIATES, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Dollars in thousands)

	Year Ended September 30,
	2000	2001	2002
Change in client receivables and unbilled work in process:
Beginning of year client receivables and unbilled work in process	$301,895	$377,536	$367,798
Non-cash distribution of client receivables to Hewitt Holdings	—	—	(152,500)
Fair value of acquired client receivables and work in process	—	—	46,188
Effect of exchange rates on client receivables and unbilled work in process	(1,774)	87	4,438
End of year client receivables and work in process	(377,536)	(367,798)	(394,184)

Change in client receivables and unbilled work in process	$(77,415)	$9,825	$(128,260)
Schedule of non-cash investing and financing activities:
Acquisition, cash paid, net of cash received:
Common stock issued in connection with acquisition	$—	$—	$219,240
Fair value of assets acquired	—	—	(142,406)
Fair value of liabilities assumed	—	—	100,403
Goodwill	—	—	(178,124)

Cash paid, net of cash received	—	—	(887)

Real estate and equipment purchased under capital leases	18,896	11,081	88,944
Software licenses purchased under long-term agreements	—	—	18,148
Client receivables distributed to Hewitt Holdings	—	—	152,500
Conversion of owner capital to common stock	—	—	57,216
Accrued offering costs	$—	$—	$1,347

Supplementary disclosure of cash paid during the year:
Interest paid	$9,672	$11,892	$16,210
Income taxes paid	$—	$—	$33,647

The accompanying notes are an integral part of these financial statements.

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

For the Fiscal Years Ended September 30, 2000, 2001 and 2002

(Dollars in thousands except share and per share amounts)

1. Description of Business

Hewitt Associates, Inc., a Delaware corporation, and its subsidiaries (collectively, “Hewitt” or the “Company”) provide human resources outsourcing and consulting services.

Prior to May 31, 2002, the results of the Company included the combined results of three Illinois limited liability companies: Hewitt Associates LLC and subsidiaries, Hewitt Financial Services LLC and Sageo LLC (collectively, “Hewitt Associates LLC and Affiliates”). Hewitt Associates LLC and Affiliates was under the common control of Hewitt Holdings LLC (“Hewitt Holdings”).

On May 31, 2002, the Company completed its transition to a corporate structure whereby Hewitt Holdings’ ownership interest in Hewitt Associates LLC and Affiliates was transferred to Hewitt Associates, Inc.

On June 5, 2002, the Company acquired the actuarial and benefits consulting business of Bacon & Woodrow in the United Kingdom. The results of operations for Bacon & Woodrow’s actuarial and benefits consulting business are included in the Company’s results from the acquisition date.

On June 27, 2002, the Company sold 11,150,000 shares of Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Company’s Class A common stock at $19.00 per share. The combined transactions generated $219 million in net cash proceeds after offering expenses.

2. Summary of Significant Accounting Policies

The combined and consolidated financial statements are prepared on the accrual basis of accounting. The significant accounting policies are summarized below:

Principles of Combination and Consolidation

The accompanying combined and consolidated financial statements reflect the operations of the Company and its majority-owned subsidiaries after elimination of intercompany accounts and transactions. Combined financial statements are presented for periods prior to the transition to a corporate structure when the combined entities that now make up the Company were under common control. Upon consummation of the transition to a corporate structure, the affiliated companies of Hewitt were transferred into the newly formed corporation, Hewitt Associates, Inc., and their results are presented on a consolidated basis.

Revenue Recognition

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to the Company’s clients.

Under the Company’s outsourcing contracts, which typically have a three- to five-year term, clients pay an implementation fee and an ongoing service fee. In accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, the Company recognizes revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Most indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized. If a client terminates an outsourcing contract

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized when persuasive evidence of an arrangement exists, services have been rendered, the Company’s fee is determinable and collectibility of the fee is reasonably assured. Ongoing service fees are normally billed and recognized on a monthly basis, typically based on the number of plan participants or services. Services provided outside the scope of outsourcing contracts are typically billed and recognized on a time-and-material or fixed fee basis.

Losses on outsourcing contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and a portion of indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

The Company’s clients pay for consulting services either on a time-and-materials basis or on a fixed-fee basis. Revenues are recognized under time-and-material based arrangements as services are provided. On fixed-fee engagements, revenues are recognized as the services are performed, which is measured by hours incurred in proportion to total hours estimated to complete a project. Losses on consulting contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Losses are determined to be the amount by which the estimated direct and indirect costs of the project exceed the estimated total revenues that will be generated for the work.

Revenues earned in excess of billings are recorded as unbilled work in progress. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

The Company considers the criteria established by Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, in determining whether revenue should be recognized on a gross versus a net basis. In consideration of these criteria, the Company recognizes revenue primarily on a gross basis. Factors considered in determining if gross or net recognition is appropriate include whether the Company is primarily responsible to the client for the services, changes the delivered product, performs part of the service delivered, has discretion on vendor selection, or bears credit risk. In accordance with EITF Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, reimbursements received for out-of–pocket expenses incurred are characterized as revenues and are shown as a separate component of total revenues. Similarly, related reimbursable expenses are also shown separately within operating expenses.

Performance-Based Compensation

The Company’s compensation program includes a performance-based component that is determined by management. Performance-based compensation is discretionary and is based on individual, team, and total Company performance. Performance-based compensation is paid once per fiscal year after the Company’s annual operating results are finalized. The amount of expense for performance-based compensation recognized at interim and annual reporting dates involves judgment, is based on the Company’s quarterly and annual results as compared to its internal targets, and takes

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

into account other factors, including industry-wide results and the general economic environment. Annual performance-based compensation levels may vary from current expectations as a result of changes in the actual performance of the individual, team, or Company. As such, accrued amounts are subject to change in future periods if actual future performance varies from performance levels anticipated in prior interim periods.

Income Before Taxes and Owner Distributions

Prior to May 31, 2002, the Company operated as a group of affiliated limited liability companies and recorded income before taxes and owner distributions in accordance with accounting principles generally accepted in the United States of America. Income before taxes and owner distributions is not comparable to net income of a corporation because compensation and related expenses for services rendered by owners have not been reflected as expenses and the Company incurred no income taxes in its historical results prior to its transition to a corporate structure. Results prior to May 31, 2002 do not reflect the financial position and results of operations that would have been reported had the Company operated as a corporation for all the periods presented.

Income Taxes

On May 31, 2002, the Company became subject to federal and state income taxes and began to apply the asset and liability method described in Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to May 31, 2002, the Company was not subject to income taxes because it operated as a limited liability company. Taxes on income earned prior to May 31, 2002 were the responsibility of Hewitt Holdings’ owners.

Foreign Currency Translation

The Company’s foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in owners’ capital and stockholders’ equity. Gains or losses resulting from foreign exchange transactions, which have not been significant, are recorded in earnings.

Earnings Per Share

On May 31, 2002, the Company completed its transition to a corporate structure and began to report earnings per share (“EPS”) in accordance with SFAS No.128, Earnings Per Share. For the year ended September 30, 2002, loss per share was calculated based on the net loss incurred in the four-month period from May 31, 2002 through September 30, 2002. Prior to May 31, 2002, Hewitt was comprised of limited liability companies and did not have outstanding common stock from which to calculate earnings per share, nor did the Company’s earnings include owner compensation or income

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

taxes. As such, the Company’s historical income before taxes and owner distributions is not comparable to net income of a corporation. Therefore, historical earnings per share have not been presented for periods prior to May 31, 2002, and the combined financial statements do not reflect the financial position and results of operations that would have been reported had the Company operated as a corporation for those periods.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for contract and project loss reserves, the allowance for doubtful accounts, depreciation and amortization, impairment, taxes and any contingencies. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist of cash equivalents, client receivables and unbilled work in process. Hewitt invests its cash equivalents in the highest rated money market investments and continuously monitors the investment ratings. Concentrations of credit risk with respect to unbilled revenues and receivables are limited as no client makes up a significant portion of the Company’s billings. Credit risk itself is limited due to the Company’s large number of Fortune 500 clients, its clients’ strong credit histories, and their dispersion across many different industries and geographic regions. For each of the years ended September 30, 2000, 2001 and 2002, no single client represented ten percent or more of the Company’s total revenues.

Fair Value of Financial Instruments

Cash and cash equivalents, marketable securities, client receivables, and foreign exchange instruments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and liabilities and the Company’s variable rate debt are financial liabilities with carrying values that approximate fair value. The fair value of the Company’s $150,000 fixed rate senior term notes is estimated to be approximately $165 million at September 30, 2002 and was calculated by discounting the future cash flows of the senior term notes at rates currently offered to the Company for similar debt instruments with comparable maturities.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash and investments with original maturities of 90 days or less. At September 30, 2001 and 2002, cash and cash equivalents included cash in checking and money market accounts as well as investment grade municipal debt obligations maturing in 90 days or less.

Marketable Securities

Marketable securities represent available-for-sale securities and are classified on the balance sheet within other current assets at their fair market value. Unrealized gains or losses are reported as a

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

component of accumulated other comprehensive income (loss). Realized gains or losses are reported in other expenses, net on the combined and consolidated statements of operations.

Hedging Transactions

The Company does not enter into derivative transactions except in limited situations when there is a compelling economic reason or to mitigate risk to the Company (See Note 9, Financial Instruments). The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment of FASB Statement No. 133, in fiscal year 2001.

All derivative instruments are reported in the combined and consolidated financial statements at fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income (loss), depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income (loss) are reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges are recognized in earnings in the current period. The Company had no derivative instruments outstanding at September 30, 2002.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Description	Asset Life
Computer equipment	3 to 5 years
Telecommunications equipment	5 years
Furniture and equipment	5 to 15 years
Leasehold improvements	Lesser of estimated useful life or lease term

Software Development Costs

Software development costs are accounted for in accordance with the American Institute of Certified Public Accountants’ Statement of Position No. 98-1 (“SOP 98-1”), Accounting for Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company amortizes the software costs over periods ranging from three to five years.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use are assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its fair value.

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation plans, but provides the pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation. The Company grants non-qualified stock options at an exercise price equal to the fair market value of the Company’s stock on the grant date. Since the stock options have no intrinsic value on the grant date, no compensation expense is recorded in connection with the stock option grants. Generally, stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date and have a term of ten years. Restricted stock awards, including restricted stock and restricted stock units, are measured using the fair market value of the stock as of the grant date and recorded as unearned compensation on the balance sheet. As the restricted stock awards vest, the unearned compensation is amortized to compensation expense on a straight-line basis. The shares are subject to forfeiture and restrictions on sale or transfer for six months to four years from the grant date. For purposes of calculating basic and diluted earnings per share, vested restricted stock awards and exercised stock options are considered outstanding. Restricted stock awards vest on a cliff schedule so that restricted stock awards are not considered outstanding until the stated vesting date for earnings per share calculations. Under the treasury stock method, unvested restricted stock awards and unexercised stock options with fair market values of the underlying stock greater than the stock options’ exercise prices are considered common stock equivalents for the purposes of calculating diluted earnings per share for periods when there are positive earnings and the incremental effect would be dilutive.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently if indicators arise. For acquisitions made prior to July 1, 2001, Hewitt has adopted the provisions of SFAS No. 142 as of October 1, 2002. The change is not expected to have a material effect on the Company’s results. The acquisition of the benefits consulting business of Bacon & Woodrow occurred on June 5, 2002, after the provisions of SFAS No. 141 and 142 went into effect. As such, in accordance with SFAS Nos. 141 and 142, goodwill recorded in the acquisition has not been amortized but will be reviewed for impairment at least annually or whenever indicators of impairment exist. Other identifiable intangible assets have been recorded as described in Note 12.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS No. 144 to establish a single accounting model based on the framework established in SFAS No. 121. The Company has adopted SFAS No. 144 as of October 1, 2002, and believes that the adoption will not significantly impact its consolidated financial position or results of operations in fiscal 2003.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates the requirement under SFAS No. 4 to aggregate and classify all gains and losses from extinguishment of debt as an extraordinary item, net of related income tax effect. SFAS No. 145 also amends SFAS

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No. 13 to require that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 requires reclassification of gains and losses in all prior periods presented in comparative financial statements related to debt extinguishments that do not meet the criteria for an extraordinary item in APB No. 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. The Company adopted SFAS No. 145 on October 1, 2002, and the adoption did not have a material effect on the Company’s financial position or results of operations.

On July 30, 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or a disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the requirements and impact of this statement on the Company’s consolidated results of operations and financial position.

    Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

3. Transition to a Corporate Structure

On May 31, 2002, the Company completed its transition to a corporate structure in connection with its planned initial public offering.

Prior to the transition to a corporate structure, the Company consisted of single-member limited liability companies, which were wholly owned by Hewitt Holdings. As such, owners’ capital represented the ownership interests of Hewitt Holdings in the Company. Historically, distributions to and contributions from Hewitt Holdings were based on the capital requirements of the Company and of Hewitt Holdings and were subject to the discretion of the owners of Hewitt Holdings.

On March 1, 2002, Hewitt Associates, Inc., a Delaware corporation, was formed as a subsidiary of Hewitt Holdings. Three classes of common stock were authorized. The holders of Class A, Class B and Class C common stock have one vote per share. All shares of Class B and Class C common stock vote in accordance with a majority of the votes cast by the holders of Class B and Class C common stock as a group.

In May 2002, Hewitt Associates LLC distributed $152,500 of accounts receivable and $55,000 of cash to Hewitt Holdings to fund a distribution to the owners of accumulated earnings in preparation for Hewitt Associates LLC and Affiliates’ transition to a corporate structure. The $152,500 distribution of receivables to Hewitt Holdings was a one-time transaction that reduced cash collections in fiscal 2002 and therefore reduced our cash flows from operating activities.

On May 31, 2002, Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc., thereby making Hewitt Associates LLC and Affiliates a wholly-owned subsidiary of the Company. The capital in the business was converted and owners of the Company received 70,819,520 shares of the Company’s Class B common stock.

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the transition to a corporate structure, the Company incurred a non-recurring compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who received less than their proportional share in the issuance of the Class B common stock. The amount of this one-time charge was $17,843. As a result of owners becoming employees of the Company, the Company began to record compensation expense. The Company incurred an additional non-recurring compensation expense resulting from the establishment of a vacation liability for these owners in the amount of $8,300. The Company also became subject to income taxes subsequent to its transition to a corporate structure. As a result, the Company incurred a non-recurring income tax expense of $21,711 to initially record deferred tax assets and liabilities under the provisions of SFAS No. 109, Accounting for Income Taxes.

4. Initial Public Offering

On June 27, 2002, the Company sold 11,150,000 shares of Class A common stock at $19.00 per share in its initial public offering. The Company’s gross proceeds from the offering were $211,850, before the underwriting discount of $14,829 and estimated offering expenses of approximately $7,276.

In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Company’s Class A common stock at $19.00 per share. The option exercise generated gross proceeds of $31,778 before the underwriting discount of $2,225.

Of the $219,298 in net proceeds received in July 2002, $52,000 was used to repay the outstanding balance on the Company’s lines of credit. The remaining $167,298 is intended to be used for future working capital needs and for general corporate purposes.

In connection with the initial public offering, the Company granted to employees restricted stock, restricted stock units and non-qualified stock options on common stock. (See Note 18, Stock-Based Compensation Plans).

5. Earnings Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic EPS is calculated by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted EPS includes the components of basic EPS and also gives effect to dilutive potential common stock equivalents.

For the year ended September 30, 2002, loss per share was calculated based on the net loss incurred between May 31, 2002 and September 30, 2002, the period during which the Company operated as a corporation. As such, the loss per share for the year ended September 30, 2002 is not indicative of the amount that would have been computed had the Company been a corporation for the entire year presented. During the period between May 31, 2002 and September 30, 2002, the Company also incurred several one-time charges totaling $47,854 (see Note 3) related to the Company’s transition to a corporate structure and $27,525 of compensation expense related to the initial public offering restricted stock award. Additionally, common stock has been weighted from the time of the Company’s transition to a corporate structure on May 31, 2002 and not from the beginning of the year. The following table presents computations of basic and diluted EPS in accordance with accounting principles generally accepted in the United States of America.

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net income as reported for the full year	$190,373
Less net income through May 31, 2002	213,064

Net loss from June 1, 2002 through September 30, 2002	$(22,691)

Weighted-average number of common stock for basic	85,301,042
Incremental effect of dilutive common stock equivalents:
Unvested restricted stock awards	—
Unexercised stock options	—

Weighted-average number of common stock for diluted	85,301,042

Earnings per share—basic	$(0.27)

Earnings per share—diluted	$(0.27)

All of the Company’s restricted stock awards and stock options are excluded from diluted loss per share since their effect is antidilutive.

6. Acquisition of Bacon & Woodrow

On June 5, 2002, the Company acquired the benefits consulting business of Bacon & Woodrow (“Bacon & Woodrow”), a leading actuarial and benefits consulting firm in the United Kingdom. The purchase price totaled $259,009 and was comprised of $219,240 of common stock, $38,882 in assumed net liabilities and $887 of acquisition-related costs. Bacon & Woodrow’s results of operations are included within the Company’s historical results from the acquisition date of June 5, 2002.

Pursuant to the purchase agreement, the former partners and employees of Bacon & Woodrow initially received an aggregate of 1,400,000 shares of the Company’s Series A mandatorily redeemable preferred stock which was redeemable for shares of the Company’s common stock. Effective as of August 2, 2002, the Bacon & Woodrow former partners and employees elected to exchange their shares of Series A preferred stock in exchange for 9,417,526 shares of common stock. Of the 9,417,526 shares of common stock issued, the former partners of Bacon & Woodrow received 2,906,904 shares of Class B common stock and 5,568,869 shares of Class C common stock, and a trust for the benefit of the non-partner employees of Bacon & Woodrow received 941,753 shares of Class A common stock.

The preliminary allocation of the $259,009 purchase price to acquired net assets resulted in the allocation of $178,124 to goodwill, $65,874 to identifiable intangible assets (primarily customer relationships) with indefinite lives, $15,011 to identifiable intangible assets with estimated five-year lives, $61,521 to identifiable assets (which includes $40,445 of client receivables and unbilled work in process), and $100,403 to assumed liabilities (which includes $22,687 of accounts payable and accrued expenses and $36,071 of short-term borrowings). The actual allocation of the purchase price will depend upon the final evaluation of the fair value of the assets and liabilities of the benefits consulting business of Bacon & Woodrow. Consequently, the ultimate allocation of the purchase price could differ from that presented above.

Assuming only the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow occurred at the beginning of 2002 and 2001, pro forma net revenues would have been approximately $1,807 million in 2002 and $1,599 million in 2001; pro forma net income would have been $215 million in 2002 and $207 million in 2001. These pro forma results, which are unaudited, give

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effect to the Company’s incorporation and initial public offering on the dates such events actually occurred, on May 31, 2002 and June 27, 2002, respectively. Because the Company was a limited liability company during 2001 and for the first eight months of 2002, the pro forma effect of the acquisition on earnings per share is not meaningful. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been consummated at the beginning of each year, nor are they necessarily indicative of future consolidated operating results.

7. Client Receivables and Unbilled Work in Process

Client receivables and unbilled work in process, net of allowances, for work performed through September 30, 2001 and 2002, consisted of the following:

	2001	2002
Client receivables	$216,424	$219,126
Unbilled work in process	151,374	175,058

	$367,798	$394,184

An analysis of the activity in the client receivable and unbilled work in process allowances for the years ended September 30, 2001 and 2002, consisted of the following:

	2001	2002
Balance at beginning of year	$9,426	$14,540
Increase in allowances	30,643	31,453
Use of allowances	(25,529)	(29,833)

Balance at end of year	$14,540	$16,160

8. Marketable Securities

Marketable securities classified in other current assets include equity securities which are classified as available-for-sale. Unrealized gains and losses on these investments have been included in accumulated other comprehensive income (loss) but as of September 30, 2001 and 2002, there were no unrealized gains or losses. Realized gains or losses are classified in other expenses, net and for the years ended September 30, 2000, 2001 and 2002, realized gains on marketable securities were $4,175, $5,413 and $0, respectively.

9. Financial Instruments

The Company does not enter into derivative transactions except in limited situations when there is a compelling reason to mitigate economic risk. On August 6, 2001, Hewitt purchased a £150 million foreign currency option to offset the foreign currency risk associated with its planned purchase of the benefits consulting business of Bacon & Woodrow for common stock with a value of £140 million. (See Note 6, Acquisition of Bacon & Woodrow). The cost of the foreign currency option was $2,344, which was recorded as a current asset at September 30, 2001. This instrument did not qualify for the hedge accounting treatment under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, because SFAS No. 133 prohibits hedge accounting for a forecasted business combination. The instrument was marked to the spot rate and resulting gains or losses were recognized currently in other expenses, net. For the years ended September 30, 2001 and 2002, the gain on the option was $1,309 and the loss was $3,653, respectively.

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Property and Equipment

As of September 30, 2001 and 2002, net property and equipment, which includes assets under capital leases, consisted of the following:

	2001	2002
Property and equipment:
Buildings	$—	$89,414
Computer equipment	214,172	239,181
Telecommunications equipment	96,745	100,634
Furniture and equipment	91,598	84,347
Leasehold improvements	64,761	70,034

Total property and equipment	467,276	583,610
Less accumulated depreciation	(302,726)	(333,997)

Property and equipment, net	$164,550	$249,613

11. Goodwill

As of September 30, 2001 and 2002, goodwill consisted of the following:

	2001	2002
Goodwill:
Purchased goodwill	$10,039	$203,675
Accumulated amortization	(1,533)	(2,389)

Goodwill, net	$8,506	$201,286

Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of the businesses acquired. Goodwill acquired in acquisitions prior to July 1, 2001 has been amortized on a straight-line basis over the periods of expected benefit, which range from five to fifteen years.

As of October 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, for existing goodwill balances as of July 1, 2001. The acquisition of the benefits consulting business of Bacon & Woodrow occurred on June 5, 2002, after the provisions of SFAS No. 142 went into effect. As such, in accordance with SFAS No. 142, $178,124 of goodwill acquired in the acquisition was not amortized. Under the provisions of SFAS No. 142, the Company will test all goodwill for potential impairment whenever indicators of impairment arise with reviews at least annually.

12. Intangible Assets

As of September 30, 2001 and 2002, intangible assets consisted of the following:

	2001	2002
Intangible assets:
Capitalized software, net of accumulated amortization of $80,062 in 2001 and $93,945 in 2002	$59,544	$89,085
Contractual customer relationships	—	71,286
Trademarks, net of accumulated amortization of $680	—	9,516

Intangible assets, net	$59,544	$169,887

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of fiscal 2001, the Company recorded a $26,469 non-recurring charge related to the impairment of software that had been used in the Sageo business. It was determined that Sageo’s principal service offering, which was a web-based self-service benefits and administration business using the Company’s back-end Total Benefit Administration™ and Hewitt Associates Connections™ platforms, could be more efficiently managed and grown by fully integrating Sageo into Hewitt Associates and by reducing Sageo’s cost structure and leveraging the technology at Hewitt Associates. In the quarter ended September 30, 2001, the decision was made to transition Sageo’s clients from Sageo’s website to the Total Benefit Administration™ web interface and discontinue the use of the Sageo software. At the same time, the Company wrote off the remaining investment in the Sageo software, resulting in a $26,469, non-recurring charge, and terminated or redeployed the Sageo employees who were necessary only when Sageo was a stand-alone company. This charge was classified within the results of the Outsourcing segment.

In connection with the June 5, 2002 acquisition of the benefits consulting business of Bacon & Woodrow, the Company acquired $65,874 of contractual customer relationships with indefinite lives, $5,538 in capitalized software and $9,473 of trademarks with five-year lives. Under the provisions of SFAS No. 141, the Company will test for potential impairment whenever indicators of impairment arise with reviews at least annually.

13. Other Assets

As of September 30, 2001 and 2002, other assets consisted of the following:

	2001	2002
Other assets:
Prepaid long-term interest and service contracts	$7,923	$8,729
Investments in affiliated companies	6,612	6,747

Other assets	$14,535	$15,476

The Company has several prepaid long-term maintenance contracts for maintenance on computer software systems that expire through June 2005. Benefits related to these long-term prepaid maintenance contracts are received over the contractual period, as designated. The long-term portion of the prepaid interest relates to prepaid lease obligations of the Company.

Investments in less than 50%-owned affiliated companies over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting.

14. Debt

Debt at September 30, 2001 and 2002, consisted of the following:

	2001	2002
Multi-currency line of credit and foreign debt	$9,761	$33,918
Unsecured senior term notes	156,250	150,000

	166,011	183,918
Current portion	8,228	36,918

Long-term debt, less current portion	$157,783	$147,000

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal portion of long-term debt becomes due as follows:

Fiscal year ending:
2003	$36,918
2004	13,000
2005	13,000
2006	23,000
2007	28,000
2008 and thereafter	70,000

Total	$183,918

On September 27, 2002, the Company obtained two unsecured line of credit facilities. The 364-day facility expires on September 26, 2003, and provides for borrowings up to $70 million. The three-year facility expires on September 27, 2005, and provides for borrowings up to $50 million. Borrowings under either facility accrue interest at LIBOR plus 52.5 to 72.5 basis points or the prime rate, at the Company’s option. Quarterly facility fees ranging from 10 to 15 basis points are charged on the average daily commitment under both facilities. If the aggregate utilization under both facilities exceeds 50% of the aggregate commitment, an additional utilization fee based on the aggregate utilization is assessed at a rate of 0.125% per annum. At September 30, 2002, there was no outstanding balance on either facility.

On February 23, 1998, the Company obtained an unsecured multi-currency line of credit with banks permitting borrowings up to $10,000 at a multi-currency interbank interest rate plus 75 basis points, ranging from .75% to 5.21% as of September 30, 2002. At September 30, 2001 and 2002, borrowings under the multi-currency line of credit were $7,736 and $5,972, respectively. Of the amounts outstanding at September 30, 2001 and 2002, $7,736 and $0, respectively, have been classified as long-term debt. The drawn amounts are denominated in foreign currencies, and have been translated at the exchange rate in effect at year-end. In addition, Hewitt Bacon & Woodrow Ltd., the Company’s U.K. subsidiary, has an unsecured line of credit denominated in British Pound Sterling and provides for borrowings of up to £17 million. As of September 30, 2002, the outstanding balance was £15 million, equivalent to $23,529 with interest at a rate of 4.85%. Other foreign debt outstanding at September 30, 2001 and 2002 totaled $2,025 and $4,417, respectively.

On October 16, 2000, the Company issued unsecured senior term notes to various note holders in the amount of $25,000. Of this amount, $10,000 bears interest at 7.65%, and is repayable on October 15, 2005; $15,000 bears interest at 7.90%, and is repayable on October 15, 2010.

On July 7, 2000, the Company issued unsecured senior term notes to various note holders in the amount of $25,000. Of this amount, $15,000 bears interest at 7.93%, and is repayable on June 30, 2007; $10,000 bears interest at 8.11%, and is repayable on June 30, 2010.

On March 30, 2000, the Company issued $50,000 of unsecured senior term notes to various note holders. Of this amount, $15,000 bears interest at 7.94% and is repayable in annual installments beginning March 2003 through March 2007 and $35,000 bears interest at 8.08%, and is repayable in annual installments beginning March 2008 through March 2012.

On May 30, 1996, the Company issued unsecured senior term notes to various note holders in the amount of $50,000, bearing interest at 7.45%. The notes are repayable in annual installments beginning May 2004 through May 2008.

On May 28, 1996, the Company obtained an unsecured seven-year term loan agreement with various banks in the amount of $30,000, bearing interest at 6.50%. The Company paid interest on a quarterly basis through June 30, 2002. On July 31, 1998, the Company also began to make monthly

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

principal payments which continued through June 30, 2002. The amounts outstanding at  September 30, 2001 and 2002 were $6,250 and $0, respectively.

Various debt agreements call for the maintenance of specified financial ratios, among other restrictions. At September 30, 2001 and 2002, the Company was in compliance with all debt covenants.

15. Lease Agreements

The Company has obligations under long-term non-cancelable lease agreements, principally for office space, furniture and equipment, with terms ranging from one to twenty years. Some of the leases are with related parties (See Note 16, Related Party Transactions).

Capital Leases

Capital lease obligations at September 30, 2001 and 2002, consisted of the following:

	2001	2002
Building capital leases	$—	$87,822
Computer and telecommunications equipment	28,548	12,663

	28,548	100,485
Current portion	13,885	11,572

Capital lease obligations, less current portion	$14,663	$88,913

The Company’s two building capital leases are payable in monthly installments at 7.33% interest and expire in April 2017 and May 2017.

The Company’s computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment and are payable typically over three to five years in monthly or quarterly installments and at various interest rates ranging from 5.50% to 7.97%.

Capital Leases:

	Third Party	Related Party	Total
Fiscal year ending:
2003	$11,375	$197	$11,572
2004	5,175	715	5,890
2005	2,360	829	3,189
2006	2,668	953	3,621
2007	3,002	1,087	4,089
2008 and thereafter	51,961	20,163	72,124

Total minimum lease payments	$76,541	$23,944	$100,485

Operating Leases

The Company also has various third-party operating leases for office space, furniture and equipment with terms ranging from one to twenty years. The Company has various office leases that grant a free rent period. The accompanying combined and consolidated statements of operations reflect all rent expense on a straight-line basis over the term of the leases. The difference between straight-line basis rent and the amount paid has been recorded as accrued lease obligations.

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a schedule by years of minimum future rental payments required under operating leases which have an initial or remaining non-cancelable lease terms in excess of one year:

Operating Leases:

	Third Party	Related Party	Total
Fiscal year ending:
2003	$47,770	$34,076	$81,846
2004	44,484	33,764	78,248
2005	35,335	33,017	68,352
2006	31,793	33,281	65,074
2007	25,790	33,577	59,367
2008 and thereafter	124,479	331,390	455,869

Total minimum lease payments	$309,651	$499,105	$808,756

Total rental expense for operating leases amounted to $82,812 in 2000, $86,696 in 2001 and $103,958 in 2002.

16. Related Party Transactions

The Company has entered into real estate transactions as described below with Hewitt Holdings and its subsidiaries, Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC,  Hewitt Properties IV LLC, and Hewitt Properties VII LLC, The Bayview Trust, and Overlook Associates (an equity method investment of Hewitt Holdings). The following leases were outstanding as of September 30, 2001 and 2002:

Holdings Property Entities	Location	Commencement Date	Expiration Date
Hewitt Holdings LLC	Rowayton, Connecticut	October 1994	November 2001
Hewitt Properties I	Lincolnshire, Illinois	November 1998	November 2018
Hewitt Properties II	Lincolnshire, Illinois	December 1999	December 2019
Hewitt Properties III	Lincolnshire, Illinois	May 1999	May 2014
Hewitt Properties IV	Orlando, Florida	March 2000	March 2020
Hewitt Properties IV	The Woodlands, Texas	March 2000	March 2020
Hewitt Properties VII	Norwalk, Connecticut	September 2001	September 2011
The Bayview Trust	Newport Beach, California	June 2002	May 2017
Overlook Associates	Lincolnshire, Illinois	*	*

*	The Company has several leases with Overlook Associates, the first began in 1989 and the last expires in 2017.

Total lease payments were $35,176 in 2000, $39,436 in 2001 and $40,053 in 2002. The leases were entered into on terms comparable to those which could have been obtained on an arm’s length basis. The historical cost of the real property owned by the Holdings property entities aggregates to $460,588 and $394,068 in 2001 and 2002, respectively. The investment in these properties were funded through capital contributions by Hewitt Holdings and third-party debt. Total outstanding debt

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

owed to third parties by these related parties totaled $318,620 and $285,298 in 2001 and 2002, respectively. The debt is payable over periods that range from three to eighteen years, and bears fixed interest rates that range from 5.58% to 7.93%. This debt is not reflected on the Company’s balance sheet as the obligation represented by the debt is an obligation of Hewitt Holdings and its related parties, and is not an obligation of the Company. Substantially all of the activities of the Hewitt Holdings property entities involve assets that are leased to the Company. The Company does not guarantee the debt related to these properties.

In April 2002, Hewitt Properties VII sold the Norwalk, Connecticut property and the Company entered into a 15-year capital lease with the purchaser to lease the office space. The Company recorded a $65,000 increase to both property and long-term debt to record this long-term lease obligation.

In June 2002, the Company entered into a 15-year capital lease with The Bayview Trust to lease office space in Newport Beach, California. The Company recorded a $23,944 increase to both property and long-term debt to record this long-term lease obligation.

The combined and consolidated statements of operations include expenses that have been allocated to the Company by Hewitt Holdings on a specific identification basis. Management believes these allocations and charges are reasonable and that such expenses would not have differed materially had the Company operated on a stand-alone basis.

17. Retirement Plans

Employee 401(k) and Profit Sharing Plan

The Company has a qualified 401(k) and profit sharing plan for its eligible employees. Under the plan, Hewitt makes annual contributions equal to a percentage of participants’ total cash compensation and may make additional contributions in accordance with the terms of the plan. Additionally, employees may make contributions in accordance with the terms of the plan, with a portion of those contributions matched by the Company. In 2000, 2001, and 2002, profit sharing plan expenses were $41,620, $58,547 and $66,005, respectively.

Defined Benefit Plans

With the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow, the Company acquired a defined benefit pension plan, which was closed to new entrants in 1998, to provide retirement benefits to eligible employees. The Company also has other defined benefit pension plans to provide benefits to eligible employees. It is the Company’s policy to fund in accordance with local practice and legislation.

Healthcare Plans

The Company provides health benefits for retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions which include certain age and service requirements. The health benefit plans covering substantially all U.S. and Canadian employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide a reconciliation of the changes in the defined benefit and healthcare plans’ benefit obligations and fair value of assets for the years ended September 30, 2001 and 2002, and a statement of funded status as of September 30, 2001 and 2002.

	Pension Benefits	Health Benefits
	2002	2001	2002
Change in Benefit Obligation
Benefit obligation, beginning of year	$1,028	$2,782	$3,603
Acquisition of Bacon & Woodrow	51,985	—	—
Service cost	809	351	608
Interest cost	1,113	201	336
Actuarial losses	4,370	563	4,054
Benefit payments	(218)	(294)	(48)
Changes in foreign exchange rates	4,326	—	—

Benefit obligation, end of year	$63,413	$3,603	$8,553

Change in Plan Assets
Fair value of plan assets, beginning of year	$—	$—	$—
Acquisition of Bacon & Woodrow	39,796	—	—
Actual return on plan assets	(3,743)	—	—
Employer contribution	279	294	48
Benefit payments	(218)	(294)	(48)
Changes in foreign exchange rates	2,965	—	—

Fair value of plan assets, end of year	$39,079	$—	$—

Reconciliation of Accrued Obligation and Total Amount Recognized
Unfunded status	$(24,334)	$(3,603)	$(8,553)
Unrecognized net loss	9,420	870	2,302
Unrecognized prior service cost	—	—	2,554
Unrecognized transition obligation	—	558	525

Net amount recognized, end of year	$(14,914)	$(2,175)	$(3,172)

The assumptions used in the measurement of our benefit obligations as of June 30, 2001 and 2002 are as follows:

	Pension Benefits	Health Benefits
	2002	2001	2002
Weighted-average assumptions:
Discount rate	5.70%	7.25%	7.00%
Expected return on plan assets	6.50%	N/A	N/A
Rate of compensation increase	3.00%	N/A	N/A

The health plan provides flat dollar credits based on years of service and age at retirement. There is a small group of grandfathered retirees who receive postretirement medical coverage at a percentage of cost. The liabilities for these retirees are valued assuming a 12.0% health care cost trend rate for 2002. The rate was assumed to decrease gradually to 6.0% in 2014 and remain at that level thereafter.

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net periodic benefit costs for the three years ended September 30, 2002 include:

	Pension Benefits	Health Benefits
	2002	2000	2001	2002
Components of Net Periodic Benefit Cost
Service cost	$809	$298	$351	$608
Interest cost	1,148	182	201	336
Expected return on plan assets	(1,041)	—	—	—
Amortization of:
—Unrecognized prior service cost	—	—	—	—
—Unrecognized loss	—	—	1	68
—Transition obligation	—	33	33	33

Net periodic benefit cost	$916	$513	$586	$1,045

The effect of a one percentage point increase or decrease in the assumed health care cost trend rates on total service and interest costs and the postretirement benefit obligation are provided in the following table.

	2001	2002
Effect of 1% Change in the Assumed Health Care Cost Trend Rates
Effect of 1% increase on:
—Total of service and interest cost components	$2	$2
—Benefit obligation	28	62
Effect of 1% decrease on
—Total of service and interest cost components	$(2)	$(2)
—Benefit obligation	(26)	(57)

18. Stock-Based Compensation Plan

In 2002, the Company adopted the Hewitt Global Stock and Incentive Compensation Plan (the “Plan”) for associates and directors. The incentive compensation plan is administered by the Compensation and Leadership Committee of the Board of Directors of the Company (the “Committee”). Under the Plan, associates and directors may receive awards of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and cash-based awards. As of September 30, 2002, only restricted stock and restricted stock units and non-qualified stock options have been granted. A total of 25,000,000 shares of Class A common stock has been reserved for issuance under the plan. As of September 30, 2002, there were 15,196,092 shares available for grant under the plan.

Restricted Stock and Restricted Stock Units

In connection with the initial public offering, the Company granted 5,789,908 shares of Class A restricted stock and restricted stock units to employees. The restricted stock and restricted stock units have substantially the same terms, except the holders of restricted stock units do not have voting rights. The one-time initial public offering-related awards were valued at $110,141 on the grant date (a weighted price of $19.02 per share) and 37% will be amortized on a straight-line basis as non-cash compensation expense from the grant date to December 31, 2002 and 63% will be amortized on a straight-line basis as non-cash compensation expense over four years following the grant date. For the year ended September 30, 2002, compensation expense for the initial public offering restricted stock

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

awards was $27,525 representing amortization between the offering date, June 27, 2002, and September 30, 2002 and applicable payroll taxes. The remaining $83,375 of unearned compensation is recorded within stockholders’ equity and will be amortized as the awards vest.

Stock Options

The Committee may grant both incentive stock options and non-qualified stock options to purchase shares of Class A common stock. Subject to the terms and provisions of the plan, stock options may be granted to participants in such number, and upon such terms, as determined by the Committee, provided that incentive stock options may not be granted to directors. The stock option price is determined by the Committee, provided that for stock options issued to participants in the United States, the stock option price should not be less than 100% of the fair market value of the underlying shares on the date the stock option is granted and no stock option should be exercisable later than the tenth anniversary of its grant. The non-qualified stock options granted in conjunction with the Company’s initial public offering vest over a period of four years and expire in ten years. The following table summarizes stock option activity during 2002:

	Shares	Weighted- Average Exercise Price
Outstanding at September 30, 2001	—	—
Granted	4,106,703	$19.29
Exercised	—	—
Forfeited	(17,700)	19.00

Outstanding at September 30, 2002	4,089,003	$19.29

The following table summarizes information about stock options outstanding at September 30, 2002. There were no exercisable options as of September 30, 2002.

	Outstanding Options
	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Term (Years)
Range of exercise prices:
$19.00	3,843,013	$19.00	9.6
$23.50-$28.00	245,990	23.87	9.7

	4,089,003	$19.29	9.7

Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for its employee stock option plans under APB No. 25, Accounting for Stock Issued to Employees, which recognizes expense based on the intrinsic value at the measurement date. Because stock options have been issued with exercise prices equal to the fair market value of the underlying stock at the measurement date, no compensation cost has resulted. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

2002
Expected volatility	35%
Risk-free interest rate	3.81%-4.19%
Expected life (years)	4
Dividend yield	0%

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average estimated fair market value of employee stock options granted during 2002 was $6.50 per share. These stock options were granted at exercise prices equal to the current fair market value of the underlying stock.

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to compensation expense over the stock options’ vesting period. The Company’s pro forma net income (loss) and earnings (loss) per share would have been as follows:

2002
Net income:
As reported	$190,373
Stock option compensation expense, net of tax	(1,130)

Adjusted net income	$189,243

Net loss applicable to common stockholders (from June 1, 2002 through September 30, 2002):
As reported	$(22,691)
Stock option compensation expense, net of tax	(1,130)

Adjusted net loss applicable to common stockholders	$(23,821)

Net loss per share as reported—basic and diluted:
As reported	$(0.27)
Adjusted net loss per share	$(0.28)

19. Legal Proceedings

The Company is occasionally subject to lawsuits and claims arising in the normal conduct of business. Management does not expect the outcome of any pending claim to have a material adverse affect on the business, financial condition or results of operations.

20. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of the following components:

	Foreign Currency Translation Adjustment	Minimum Pension Liability	Net Unrealized Gains (Losses)	Accumulated Other Comprehensive Income (Loss)
As of September 30, 1999	$235	$—	$—	$235
Other comprehensive income (loss)	(763)	—	2,191	1,428

As of September 30, 2000	(528)	—	2,191	1,663
Other comprehensive income (loss)	(239)	—	(2,191)	(2,430)

As of September 30, 2001	(767)	—	—	(767)
Other comprehensive income (loss)	17,648	(690)	—	16,958

As of September 30, 2002	$16,881	$(690)	$—	$16,191

21. Income Taxes

Prior to the Company’s transition to a corporate structure, no provision for income taxes was made as the liability for such taxes were that of the former owners. As a result of the Company’s transition to a corporate structure on May 31, 2002, a tax expense of $21,711 was recognized related to deferred tax assets and liabilities recorded in accordance with the provisions of SFAS No. 109,

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounting for Income Taxes, arising from temporary differences between the book and tax basis of the Company’s assets and liabilities at the date of transition.

Subsequent to transition, the Company’s provision for income taxes aggregated $11,342 ($33,053 income tax expense less the $21,711 tax expense related to the transition to a corporate structure) and consisted of the following:

	Current	Deferred	Total
U.S. Federal	$25,740	$(16,108)	$9,632
State and local	4,808	(3,314)	1,494
Foreign	216	—	216

	$30,764	$(19,422)	$11,342

At September 30, 2002, the Company had income taxes receivable of $2,091. Income tax expense for the period subsequent to transition differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before taxes ($10,361 for the period June 1, 2002 through September 30, 2002) as a result of the following:

Provision for taxes at U.S. federal statutory rate	$3,626
Increase in income taxes resulting from:
Costs of transition to corporate structure	4,530
State and local income taxes, net of federal income tax benefit	972
Nondeductible expenses	592
Foreign earnings taxed at varying rates and foreign losses not tax effected	1,401
Other	221

$11,342

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Deferred tax assets:
Accrued expenses	$23,910
Foreign tax loss carryforwards	27,859
Other	3,176

54,945
Valuation allowance	(27,859)

$27,086

Deferred tax liabilities:
Compensation and benefits	$15,805
Income deferred for tax purposes	2,282
Goodwill amortization	1,460
Depreciation and amortization	5,583
Other	4,245

$29,375

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the foreign net operating loss carryforwards which expire in 2003 through 2017. Foreign taxable loss for the four-month period ended September 30, 2002 was $21,477 and consolidated taxable income for the same four month period was $26,457. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

22. Segments and Geographic Data

Under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined that it has two reportable segments based on similarities among the operating units including homogeneity of services, service delivery methods and use of technology. The two segments are outsourcing and consulting.

•	Outsourcing—Hewitt applies its human resources expertise and employs its integrated technology systems to administer its clients’ human resource programs: benefits and workforce management. Benefits outsourcing includes the administration of health and welfare (such as medical) plans, defined contribution (such as 401(k)) plans and defined benefit (such as pension) plans. Workforce management services include workforce administration, compensation, recruiting and staffing, talent management, performance management, and learning and development.

•	Consulting—Hewitt provides actuarial services and a wide array of other consulting services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

Hewitt operates many of the administrative and support functions of its business through the use of centralized shared service operations to provide an economical and effective means of supporting the outsourcing and consulting segment businesses. These shared services include information systems, human resources, general office support and space management, overall corporate management, finance and legal services. Additionally, Hewitt utilizes a client development group that markets the entire spectrum of its services and devotes resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of the administrative and marketing functions are not allocated to the business segment, rather, they are included in unallocated shared costs. The costs of information systems and human resources, however, are allocated to the outsourcing and consulting segments based on a specific indentification basis or based on usage and headcount.

The accounting policies of the operating segments are the same as those described in Note 2, Summary of Significant Accounting Policies.

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents information about the Company’s reportable segments for the periods presented:

	Year Ended September 30,
	2000	2001	2002
Outsourcing (1)
Revenues before reimbursements (net revenues)	$802,683	$951,884	$1,115,462
Segment income before the non-recurring software charge (2)	137,716	164,425	272,702
Segment income (2)	137,716	137,956	272,702
Net client receivables and work in process		213,438	193,996

Consulting (3)
Revenues before reimbursements (net revenues)	$477,869	$523,777	$600,735
Segment income (2)	151,060	168,766	161,787
Net client receivables and work in process		154,360	200,188

Total Company
Revenues before reimbursements (net revenues)	$1,280,552	$1,475,661	$1,716,197
Reimbursements	25,507	26,432	33,882

Total revenues	$1,306,059	$1,502,093	$1,750,079

Segment income before the non-recurring software charge (2)	$288,776	$333,191	$434,489
Non-recurring software charge	—	26,469	—

Segment income (2)	288,776	306,722	434,489
Charges not recorded at the segment level:
One-time charges (4)	—	—	26,143
Initial public offering restricted stock awards (5)	—	—	27,525
Unallocated shared costs (2)	106,631	121,020	140,501

Operating income (2)	$182,145	$185,702	$240,320

Net client receivables and work in process		$367,798	$394,184
Assets not reported by segment		333,559	825,162

Total assets		$701,357	$1,219,346

(1)

The fiscal years 2000 and 2001 Outsourcing results include the results of Sageo prior to the decision to transition Sageo clients from Sageo’s website to the Total Benefit Administration™ web interface. In the year ended September 30, 2001, stand-alone company expenses were eliminated, Sageo website development spending ceased and the Sageo employees who worked within the stand-alone Sageo operation were terminated or redeployed. Sageo contributed $0 and

HEWITT ASSOCIATES, INC.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$10,342 of Outsourcing net revenues and reduced segment income by $20,628 and $73,462 for the years ended September 30, 2000 and 2001, respectively.
(2)	Prior to May 31, 2002, owners were compensated through distributions of income. In connection with the Company’s transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and the Company began to record their compensation as compensation and related expenses in arriving at segment income.
(3)	On June 5, 2002, the Company acquired the benefits consulting business of Bacon & Woodrow. As such, the results of Bacon & Woodrow have been included in the Company’s Consulting segment’s results from the acquisition date of June 5, 2002 through September 30, 2002.
(4)	In connection with the Company’s transition to a corporate structure, the following one-time charges were incurred: a) $8,300 of non-recurring compensation expense related to the establishment of a vacation liability for its former owners and b) $17,843 of non-recurring compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who receive less than their proportional share of stock.
(5)	Compensation expense of $27,525 related to the amortization of initial public offering restricted stock awards.

Revenues and long-lived assets for the years ended September 30 are indicated below. Revenues are attributed to geographic areas based on the country where the associates perform the services. Long-lived assets include net property and equipment and intangible assets, such as capitalized software.

	Year Ended September 30,
	2000	2001	2002
Revenues
United States	$1,202,190	$1,380,991	$1,571,747
All Other Countries	103,869	121,102	178,332

Total	$1,306,059	$1,502,093	$1,750,079

Long-Lived Assets
United States		$220,977	$320,038
All Other Countries		19,546	309,477

Total		$240,523	$629,515

The Company’s revenues attributable to areas outside the United States are influenced by fluctuations in exchange rates of foreign currencies, foreign economic conditions, and other factors associated with foreign trade.

23. Regulated Subsidiary

Hewitt Financial Services LLC, a registered U.S. broker-dealer subsidiary, which is subject to the Securities and Exchange Commission’s “Uniform Net Capital Rule”, has elected to compute its net capital in accordance with the “Alternative Standard” of that rule. As of September 30, 2001 and 2002, Hewitt Financial Services LLC had regulatory net capital, as defined, of $742 and $1,641, respectively, which exceeded the amounts required by $737 and $1,636, respectively.

HEWITT ASSOCIATES, INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except for share and per share amounts)

	March 31, 2003	September 30, 2002
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$149,195	$136,450
Client receivables and unbilled work in process, less allowances of $15,255 at March 31, 2003 and $16,160 at September 30, 2002	412,552	394,184
Prepaid expenses and other current assets	40,523	35,474
Deferred income taxes, net	16,973	16,976

Total current assets	619,243	583,084

Non-Current Assets
Property and equipment, net	231,198	249,613
Goodwill, net	217,400	201,286
Intangible assets, net	167,571	169,887
Other assets, net	17,063	15,476

Total non-current assets	633,232	636,262

Total Assets	$1,252,475	$1,219,346

LIABILITIES
Current Liabilities
Accounts payable	$15,340	$23,286
Accrued expenses	182,335	180,946
Advanced billings to clients	84,893	73,965
Current portion of long-term debt	32,817	36,918
Current portion of capital lease obligations	10,385	11,572
Employee deferred compensation and accrued profit sharing	25,722	56,481

Total current liabilities	351,492	383,168

Long-Term Liabilities
Debt , less current portion	144,000	147,000
Capital lease obligations, less current portion	84,959	88,913
Other long-term liabilities	41,475	48,435
Deferred income taxes, net	19,265	19,265

Total long-term liabilities	289,699	303,613

Total Liabilities	$641,191	$686,781

Commitments and Contingencies (Note 10)

STOCKHOLDERS’ EQUITY
Stockholders’ Equity
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized	$—	$—
Class A common stock, par value $0.01 per share, 750,000,000 shares authorized, 19,209,636 and 19,162,660 shares issued and outstanding as of March 31, 2003 and September 30, 2002, respectively	192	192
Class B common stock, par value $0.01 per share, 200,000,000 shares authorized, 73,726,424 shares issued and outstanding as of March 31, 2003 and September 30, 2002	737	737
Class C common stock, par value $0.01 per share, 50,000,000 shares authorized, 5,568,869 shares issued and outstanding as of March 31, 2003 and September 30, 2002	56	56
Restricted stock units, 227,025 and 319,902 units issued and outstanding as of March 31, 2003 and September 30, 2002, respectively	4,784	6,078
Additional paid-in capital	625,724	615,377
Retained earnings (deficit)	15,574	(22,691)
Unearned compensation	(55,338)	(83,375)
Accumulated other comprehensive income	19,555	16,191

Total stockholders’ equity	611,284	532,565

Total Liabilities and Stockholders’ Equity	$1,252,475	$1,219,346

The accompanying notes are an integral part of these statements.

HEWITT ASSOCIATES, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS (1)

(Unaudited)

(Dollars in thousands except for share and per share amounts)

	Three Months Ended March 31,		Six Months Ended March 31,
	2003	2002	2003	2002
Revenues:
Revenue before reimbursements (net revenues)	$478,056	$408,703	$958,375	$812,777
Reimbursements	13,928	6,667	27,534	13,470

Total revenues	491,984	415,370	985,909	826,247

Operating expenses:
Compensation and related expenses, excluding initial public offering restricted stock awards (1)	311,238	223,874	622,777	441,276
Initial public offering restricted stock awards	4,659	—	29,544	—
Reimbursable expenses	13,928	6,667	27,534	13,470
Other operating expenses	94,098	86,723	188,511	174,335
Selling, general and administrative expenses	24,316	21,253	43,752	34,793

Total operating expenses	448,239	338,517	912,118	663,874

Operating income (1)	43,745	76,853	73,791	162,373
Other expenses, net:
Interest expense	(4,881)	(3,429)	(10,198)	(7,062)
Interest income	457	495	1,100	1,126
Other income (expense), net	440	(2,084)	164	(2,943)

Total other expenses, net	(3,984)	(5,018)	(8,934)	(8,879)

Income before taxes and owner distributions		$71,835		$153,494

Income before income taxes	39,761		64,857
Provision for income taxes (1)	16,254		26,591

Net income	$23,507		$38,266

Earnings per share:
Basic	$0.25		$0.41
Diluted	$0.24		$0.40
Weighted average shares:
Basic	95,127,936		94,096,400
Diluted	97,069,525		96,804,889

(1)	In connection with the Company’s transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and the Company began to record their compensation in compensation and related expenses and the Company became subject to corporate income taxes. As such, owner compensation expenses and corporate income taxes were recorded in the current year quarter and six month period but not in the prior year quarter and six month period. Additionally, on June 5, 2002, the Company acquired the actuarial and benefits consulting business of Bacon & Woodrow and their results are included in the Company’s results from the acquisition date of June 5, 2002.

The accompanying notes are an integral part of these statements.

HEWITT ASSOCIATES, INC.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	Six Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Income before taxes and owner distributions		$153,494
Net income	$38,266
Adjustments to reconcile income before taxes and owner distributions and net income to net cash provided by operating activities:
Depreciation	38,993	34,668
Amortization	15,955	12,285
Initial public offering restricted stock awards (Note 11)	26,889	—
Deferred income taxes	3	—
Changes in operating assets and liabilities:
Client receivables and unbilled work in process	(12,766)	15,554
Prepaid expenses and other current assets	1,016	(1,615)
Accounts payable	(9,403)	(11,446)
Accrued expenses	8,910	23,165
Advanced billings to clients	10,790	10,952
Employee deferred compensation and accrued profit sharing	(30,939)	(23,063)
Other long-term liabilities	399	(472)

Net cash provided by operating activities	88,113	213,522

Cash flows from investing activities:
Additions to property and equipment	(19,192)	(15,825)
Cash paid for acquisition, net of cash received	(6,846)	—
Increase in other assets	(31,299)	(13,165)

Net cash used in investing activities	(57,337)	(28,990)

Cash flows from financing activities:
Capital distributions, net	—	(177,810)
Proceeds from the exercise of stock options	252	—
Short-term borrowings	529	—
Repayments of long-term debt	(13,269)	(4,375)
Repayments of capital lease obligations	(5,141)	(6,939)
Payment of accrued offering costs	(797)	—

Net cash used in financing activities	(18,426)	(189,124)
Effect of exchange rate changes on cash and cash equivalents	395	327

Net increase (decrease) in cash and cash equivalents	12,745	(4,265)
Cash and cash equivalents, beginning of period	136,450	60,606

Cash and cash equivalents, end of period	$149,195	$56,341

Supplementary disclosure of cash paid during the period:
Interest paid	$10,198	$4,777
Income taxes paid	$4,356	$—

The accompanying notes are an integral part of these statements.

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

1.    Description of Business:

Hewitt Associates, Inc., a Delaware corporation, and its subsidiaries (“Hewitt” or the “Company”) provide human resources outsourcing and consulting services.

Prior to May 31, 2002, the results of the Company included the combined results of three Illinois limited liability companies: Hewitt Associates LLC and subsidiaries, Hewitt Financial Services LLC, and Sageo LLC (collectively, “Hewitt Associates LLC and Affiliates”). Hewitt Associates LLC and Affiliates was under the control of Hewitt Holdings LLC (“Hewitt Holdings”).

On May 31, 2002, the Company completed its transition to a corporate structure whereby Hewitt Holdings’ ownership interests in Hewitt Associates LLC and Affiliates were transferred to Hewitt Holdings’ newly formed and then wholly-owned subsidiary, Hewitt Associates, Inc.

On June 5, 2002, the Company acquired the actuarial and benefits consulting business of Bacon & Woodrow in the United Kingdom. The results of operations for Bacon & Woodrow’s actuarial and benefits consulting business are included in the Company’s results from the acquisition date.

On June 27, 2002, the Company sold 11,150,000 shares of Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Company’s Class A common stock at $19.00 per share. The combined transactions generated $218,502 in net cash proceeds after offering expenses.

2.    Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying unaudited interim consolidated and combined financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission for quarterly reports on Form 10-Q. In the opinion of management, these financial statements include all adjustments necessary to present fairly the financial position, results of operations, and cash flows as of March 31, 2003, and for all periods presented. All adjustments made have been of a normal and recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The Company believes that the disclosures included are adequate and provide a fair presentation of interim period results. Interim financial statements are not necessarily indicative of the financial position or operating results for an entire year. It is suggested that these interim financial statements be read in conjunction with the audited financial statements and the notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in the Company’s Form 10-K for the fiscal year ended September 30, 2002, as filed with the Securities and Exchange Commission. Certain previously reported amounts have been reclassified to conform to the current period presentation.

The consolidated and combined financial statements are prepared on the accrual basis of accounting. The significant accounting policies are summarized below:

Principles of Consolidation and Combination

The accompanying consolidated and combined financial statements reflect the operations of the Company and its majority owned subsidiaries after elimination of intercompany accounts and

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

transactions. Combined financial statements are presented for periods prior to the transition to a corporate structure when the combined entities that now make up the Company were under common control. Upon consummation of the transition to a corporate structure, the affiliated companies of Hewitt were transferred into the newly formed corporation, Hewitt Associates, Inc., and their results are presented on a consolidated basis.

Revenue Recognition

Revenues include fees generated from outsourcing contracts and from consulting services provided to the Company’s clients.

Under the Company’s outsourcing contracts, which typically have a three- to five-year term, clients generally pay an implementation fee and an ongoing service fee. In accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, the Company recognizes revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Most indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized. If a client terminates an outsourcing contract prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized when persuasive evidence of an arrangement exists, services have been rendered, the Company’s fee is determinable and collectibility is reasonably assured. Ongoing service fees are normally billed and recognized on a monthly basis, typically based on the number of plan participants or services. Services provided outside the scope of outsourcing contracts are typically billed and recognized on a time-and-material or a fixed fee basis.

Losses on outsourcing contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and a portion of indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

The Company’s clients pay for consulting services either on a time-and-materials or a fixed-fee basis. Revenues are recognized under time-and-material based arrangements as services are provided. On fixed-fee engagements, revenues are recognized as the services are performed, which is measured by hours incurred in proportion to total hours estimated to complete a project. Losses on consulting agreements are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Losses are determined to be the amount by which the estimated direct and indirect costs of the project exceed the estimated total revenues that will be generated for the work.

Revenues earned in excess of billings are recorded as unbilled work in progress. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

The Company considers the criteria established by Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, in determining whether revenue should be recognized on a gross versus a net basis. In consideration of these criteria, the Company recognizes revenue primarily on a gross basis. Factors considered in determining if gross or net recognition is appropriate include whether the Company is primarily responsible to the client for the services, changes the delivered product, performs part of the service delivered, has discretion on vendor selection, or bears credit risk. In accordance with EITF Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, reimbursements received for out-of–pocket expenses incurred are characterized as revenues and are shown as a separate component of total revenues. Similarly, related reimbursable expenses are also shown separately within operating expenses.

Performance-Based Compensation

The Company’s compensation program includes a performance-based component that is determined by management. Performance-based compensation is discretionary and is based on individual, team, and total Company performance. Performance-based compensation is paid once per fiscal year after the Company’s annual operating results are finalized. The amount of expense for performance-based compensation recognized at interim and annual reporting dates involves judgment, is based on our quarterly and annual results as compared to our internal targets, and takes into account other factors, including industry-wide results and the general economic environment. Annual performance-based compensation levels may vary from current expectations as a result of changes in the actual performance of the individual, team, or Company. As such, accrued amounts are subject to change in future periods if actual future performance varies from performance levels anticipated in prior interim periods.

Goodwill and Other Intangible Assets

On October 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, for acquisitions made prior to July 1, 2001. The Company evaluates its goodwill for impairment whenever indicators of impairment exist with reviews at least annually. The evaluation is based upon a comparison of the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that reporting unit. The fair values used in this evaluation are estimated based upon discounted future cash flow projections for the reporting unit.

Income Before Taxes and Owner Distributions

Prior to May 31, 2002, the Company operated as a group of affiliated limited liability companies and recorded income before taxes and owner distributions in accordance with accounting principles generally accepted in the United States of America. Income before taxes and owner distributions is not comparable to net income of a corporation because compensation and related expenses for services rendered by owners have not been reflected as expenses and the Company incurred no income taxes in its historical results prior to its transition to a corporate structure. Results prior to May 31, 2002, do not reflect the financial position and results of operations that would have been reported had the Company operated as a corporation for all the periods presented.

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

Income Taxes

On May 31, 2002, the Company became subject to federal and state income taxes and began to apply the asset and liability method described in Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to May 31, 2002, the Company was not subject to income taxes because it operated as a limited liability company. Taxes on income earned prior to May 31, 2002, were the responsibility of Hewitt Holdings’ owners.

Earnings Per Share

On May 31, 2002, the Company completed its transition to a corporate structure and began to report earnings per share in accordance with SFAS No. 128, Earnings Per Share. Prior to May 31, 2002, Hewitt was comprised of limited liability companies and did not have outstanding common stock from which to calculate earnings per share, nor did the Company’s earnings include owner compensation or income taxes. As such, the Company’s historical income before taxes and owner distributions is not comparable to net income of a corporation. Therefore, historical earnings per share have not been presented for periods prior to May 31, 2002, and the consolidated and combined financial statements do not reflect the financial position and results of operations that would have been reported had the Company operated as a corporation for those periods.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for contract and project loss reserves, performance-based compensation, the allowance for doubtful accounts, depreciation and amortization, impairment, taxes, and any contingencies. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Stock-Based Compensation

The Company applies the intrinsic value method for accounting for stock-based compensation as outlined in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and provides the pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

Restricted stock awards, including restricted stock and restricted stock units, are measured using the fair market value of the stock as of the grant date and are recorded as unearned compensation on the balance sheet. As the restricted stock awards vest, the unearned compensation is amortized to

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

compensation expense on a straight-line basis. Employer payroll taxes are also recorded as expense when they become due over the vesting period. The shares are subject to forfeiture and restrictions on sale or transfer for six months to four years from the grant date. For purposes of calculating basic and diluted earnings per share, vested restricted stock awards and exercised stock options are considered outstanding. Restricted stock awards vest on a cliff schedule so that restricted stock awards are not considered outstanding until the stated vesting date for earnings per share calculations. Under the treasury stock method, unvested restricted stock awards and unexercised stock options with fair market values of the underlying stock greater than the stock options’ exercise prices are considered common stock equivalents for the purposes of calculating diluted earnings per share for periods when there are positive earnings and the incremental effect would be dilutive.

The Company also grants nonqualified stock options at an exercise price equal to the fair market value of the Company’s stock on the grant date. Since the stock options have no intrinsic value on the grant date, no compensation expense is recorded in connection with the stock option grants. Generally, stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date and have a term of ten years.

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to compensation expense over the stock options’ vesting period. The Company’s pro forma net income and earnings per share would have been as follows:

	Three Months Ended March 31, 2003	Six Months Ended March 31, 2003
Net income:
As reported	$23,507	$38,266
Stock option compensation expense, net of tax	(1,079)	(2,122)

Adjusted net income	$22,428	$36,144

Net income per share as reported—basic:
As reported	$0.25	$0.41
Adjusted net income per share	$0.24	$0.38
Net income per share as reported—diluted:
As reported	$0.24	$0.40
Adjusted net income per share	$0.23	$0.37

New Accounting Pronouncements

In November 2002, the FASB’s Emerging Issues Task Force reached a consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses the accounting treatment for arrangements that provide the delivery or performance of multiple products or services where the delivery of a product, system or performance of services may occur at different points in time or over different periods of time. EITF No. 00-21 requires the separation of the multiple deliverables that meet certain requirements into individual units of accounting that are accounted for separately under the appropriate authoritative accounting literature. EITF No. 00-21 is applicable to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the requirements and impact of this issue on its consolidated results of operations and financial position.

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The Company does not expect the adoption of FIN No. 46 to have a material impact on its consolidated financial statements.

3.    Transition to a Corporate Structure

On May 31, 2002, the Company completed its transition to a corporate structure in connection with its planned initial public offering.

Prior to the transition to a corporate structure, the Company consisted of single-member limited liability companies, which were wholly owned by Hewitt Holdings. As such, owners’ capital represented the ownership interests of Hewitt Holdings in the Company. Historically, distributions to and contributions from Hewitt Holdings were based on the capital requirements of the Company and of Hewitt Holdings, and were subject to the discretion of the owners of Hewitt Holdings.

On March 1, 2002, Hewitt Associates, Inc., a Delaware corporation, was formed as a subsidiary of Hewitt Holdings. Three classes of common stock were authorized. The holders of Class A, Class B, and Class C common stock have one vote per share. All shares of Class B and Class C common stock are voted in accordance with a majority of the votes cast by the holders of Class B and Class C common stock as a group.

On May 31, 2002, Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc., thereby making Hewitt Associates LLC and Affiliates a wholly-owned subsidiary of the Company. The capital in the business was converted and Hewitt Holdings received 70,819,520 shares of the Company’s Class B common stock.

4.    Initial Public Offering

On June 27, 2002, the Company sold 11,150,000 shares of Class A common stock at $19.00 per share in its initial public offering. The Company’s gross proceeds from the offering were $211,850, before the underwriting discount of $14,829 and offering expenses of $8,072. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Company’s Class A common stock at $19.00 per share. The option exercise generated gross proceeds of $31,778 before the underwriting discount of $2,225.

Of the $218,502 in net proceeds received in July 2002, $52,000 was used to repay the outstanding balance on the Company’s lines of credit, $8,341 was used to pay income taxes resulting from the Company’s transition to a corporate structure, and the balance was used for general corporate purposes and working capital.

In connection with the initial public offering, the Company granted to employees restricted stock, restricted stock units, and nonqualified stock options on common stock. (See Note 11, Stock-Based Compensation Plan, for additional information).

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

5.    Earnings Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is calculated by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share includes the components of basic earnings per share and also gives effect to dilutive potential common stock equivalents.

The following table presents computations of basic and diluted earnings per share in accordance with accounting principles generally accepted in the United States of America for the three and six months ended March 31, 2003.

	Three Months Ended March 31, 2003	Six Months Ended March 31, 2003
Net income as reported	$23,507	$38,266

Weighted-average number of common stock for basic	95,127,936	94,096,400
Incremental effect of dilutive common stock equivalents:
Unvested restricted stock awards	1,124,709	1,827,082
Unexercised in-the-money stock options	816,880	881,407

Weighted-average number of common stock for diluted	97,069,525	96,804,889

Earnings per share—basic	$0.25	$0.41

Earnings per share—diluted	$0.24	$0.40

6.    Other Comprehensive Income

The following table presents the pre-tax, tax and after-tax components of the Company’s other comprehensive income for the periods presented:

	Three Months Ended March 31,		Six Months Ended March 31,
	2003	2002	2003	2002
Income before owner distributions and taxes		$71,835		$153,494
Net Income	$23,507		$38,266
Other comprehensive income (loss):
Foreign currency translation adjustments	(2,882)	27	3,364	47

Total comprehensive income	$20,625	$71,862	$41,630	$153,541

The change in the foreign currency translation during the three months ended March 31, 2003, as compared to the six months ended March 31, 2003, was primarily due to a decrease in the value of the U.S. Dollar relative to the British Pound Sterling.

7.    Acquisition of Bacon & Woodrow

On June 5, 2002, the Company acquired the actuarial and benefits consulting business of Bacon & Woodrow (“Bacon & Woodrow”) in the United Kingdom. The purchase price totaled $259,009, and

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

was comprised of $219,240 of common stock, $38,882 in assumed net liabilities, and $887 of acquisition-related costs. Bacon & Woodrow’s results of operations are included within the Company’s historical results from the acquisition date of June 5, 2002.

Pursuant to the purchase agreement, the former partners and employees of Bacon & Woodrow initially received an aggregate of 1,400,000 shares of the Company’s Series A mandatorily redeemable preferred stock which was redeemable for shares of the Company’s common stock. Effective August 2, 2002, the Bacon & Woodrow former partners and employees elected to exchange their shares of Series A preferred stock for common stock. Of the 9,417,526 shares of common stock issued, the former partners of Bacon & Woodrow received 2,906,904 shares of Class B common stock and 5,568,869 shares of Class C common stock, and a trust for the benefit of the non-partner employees of Bacon & Woodrow received 941,753 shares of Class A common stock.

The preliminary allocation of the $259,009 purchase price to acquired net assets resulted in the allocation of $178,124 to goodwill, $65,874 to identifiable intangible assets (primarily customer relationships) with indefinite lives, $15,011 to identifiable intangible assets with estimated five-year lives, $61,521 to identifiable assets (which includes $40,445 of client receivables and unbilled work in process), and $100,403 to assumed liabilities (which includes $22,687 of accounts payable and accrued expenses and $36,071 of short term borrowings). The actual allocation of the purchase price will depend upon the final evaluation of the fair value of the assets and liabilities of the benefits consulting business of Bacon & Woodrow. Consequently, the ultimate allocation of the purchase price could differ from that presented above.

Assuming the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow occurred on October 1, 2001, pro forma net revenues for the three and six months ended March 31, 2002 would have been approximately $443,000 and $880,000, respectively, and pro forma income before taxes and owner distributions would have been approximately $36,000 and $80,000, respectively. These pro forma results, which are unaudited, give effect to the Company’s incorporation and initial public offering on the dates such events actually occurred, on May 31, 2002 and June 27, 2002, respectively. Because the Company was a limited liability company for the first eight months of fiscal 2002, the pro forma effect of the acquisition on earnings per share is not meaningful. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been consummated on October 1, 2001, nor are they necessarily indicative of future consolidated operating results.

8.    Related Party Transactions

The Company has entered into real estate transactions with Hewitt Holdings and its subsidiaries. Except for two capital leases recorded in fiscal 2002, totaling $86,958 at March 31, 2003, the remaining office space leases are operating leases. The investments in the properties owned by these related parties were funded through capital contributions by Hewitt Holdings and third-party debt. This debt is not reflected on the Company’s balance sheet as the obligation represented by the debt is an obligation of these related parties, and is not an obligation of, nor guaranteed by, the Company.

The combined and consolidated statements of operations include expenses that have been allocated to the Company by Hewitt Holdings on a specific identification basis for the period prior to

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

incorporation only. Management believes these allocations and charges are reasonable and that such expenses would not have differed materially had the Company operated on a stand-alone basis.

9.    Client Receivables and Unbilled Work in Process

Client receivables and unbilled work in process, net of allowances, for work performed through March 31, 2003 and September 30, 2002, consisted of the following:

	March 31, 2003	September 30, 2002
Client receivables	$233,525	$219,126
Unbilled work in process	179,027	175,058

	$412,552	$394,184

10.    Legal Proceedings

The Company is occasionally subject to lawsuits and claims arising in the normal conduct of business. Management does not expect the outcome of any pending claim to have a material adverse affect on the business, financial condition or results of operations of the Company.

11.    Stock-Based Compensation Plan

In 2002, the Company adopted the Hewitt Associates, Inc. Global Stock and Incentive Compensation Plan (the “Plan”) for employees and directors. The Plan is administered by the Compensation and Leadership Committee of the Board of Directors of the Company (the “Committee”). Under the Plan, employees and directors may receive awards of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and cash-based awards, and employees can also receive incentive stock options. As of March 31, 2003, only restricted stock and restricted stock units and nonqualified stock options have been granted. A total of 25,000,000 shares of Class A common stock has been reserved for issuance under the Plan. As of March 31, 2003, there were 15,228,884 shares available for grant under the Plan.

Restricted Stock and Restricted Stock Units

In connection with the initial public offering, the Company granted 5,789,908 shares of Class A restricted stock and restricted stock units at $19.03 per weighted share to employees. The restricted stock and restricted stock units have substantially the same terms, except the holders of restricted stock units do not have voting rights.

During the three and six months ended March 31, 2003, $4,659 and $29,544, respectively, of compensation and payroll tax expense was recorded for the initial public offering-related awards. Also, on December 31, 2002, 1,967,843 shares of restricted stock vested and 91,458 of restricted stock units vested and these restricted stock units were converted to Class A common stock and/or cash.

As of March 31, 2003, the remaining $55,338 of unearned compensation within stockholders’ equity is related to the unvested initial public offering stock awards and will be amortized as the awards vest through June 27, 2006 adjusted for payroll taxes and forfeitures.

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

Stock Options

The Committee may grant both incentive stock options and nonqualified stock options to purchase shares of Class A common stock. Subject to the terms and provisions of the Plan, options may be granted to participants in such number, and upon such terms, as determined by the Committee, provided that incentive stock options may not be granted to non-employee directors. The option price is determined by the Committee, provided that for options issued to participants in the United States, the option price may not be less than 100% of the fair market value of the shares on the date the option is granted and no option may be exercisable later than the tenth anniversary of its grant. The nonqualified stock options granted in conjunction with the Company’s initial public offering vest over a period of four years.

The following table summarizes stock option activity during the six months ended March 31, 2003:

	Shares	Weighted- Average Exercise Price
Outstanding at September 30, 2002	4,089,003	$19.29
Granted	48,987	32.39
Exercised	(13,255)	19.00
Forfeited	(20,750)	19.30

Outstanding at March 31, 2003	4,103,985	$19.45

The following table summarizes information about stock options outstanding at March 31, 2003.

	Outstanding Options			Options Exercisable
	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Term (Years)	Number Vested	Weighted- Average Exercise Price
Range of exercise prices:
$19.00	3,811,108	$19.00	9.1	92,700	$19.00
$23.50-$28.00	244,390	23.88	9.2	2,945	23.50
$32.45	48,487	32.45	9.7	—	—

	4,103,985	$19.45	9.1	95,645	$19.14

The weighted-average estimated fair market value of employee stock options granted during the six months ended March 31, 2003, was $10.74 per share. These stock options were granted at exercise prices equal to the then current fair market value of the underlying stock.

12.    Goodwill and Intangible Assets

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. The Company fully adopted the provisions of SFAS No. 142 effective October 1, 2002.

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

Under SFAS No. 142, the Company is required to perform transitional impairment tests for its goodwill and certain intangible assets as of the date of adoption. During the three months ended December 31, 2002, no impairments were recognized as a result of the intangible asset transitional impairment testing that was performed. The transitional impairment test for goodwill was completed during the three months ended March 31, 2003, and compared the fair values of the Company’s reporting units to their respective carrying values. No impairment was recognized as a result of the goodwill transitional impairment testing.

The following is a summary of income before taxes and owner distributions for the three and six months ended March 31, 2002, as adjusted to remove the amortization of goodwill:

	Three Months Ended March 31, 2002	Six Months Ended March 31, 2002
Income before taxes and owner distributions:
As reported	$71,835	$153,494
Goodwill amortization	218	416

Adjusted income before taxes and owner distributions	$72,053	$153,910

The following is a summary of changes in the carrying amount of goodwill by segment for the six months ended March 31, 2003:

	Outsourcing Segment	Consulting Segment	Total
Balance at September 30, 2002	$—	$201,286	$201,286
Additions	—	13,560	13,560
Changes in foreign exchange rates	—	2,554	2,554

Balance at March 31, 2003	$—	$217,400	$217,400

Goodwill additions during the six months ended March 31, 2003, resulted from an acquisition of the remaining interest in a joint venture investment in The Netherlands and an adjustment to the purchase price allocation related to another acquisition in Switzerland.

Intangible assets with definite useful lives are amortized over their respective estimated useful lives. Effective October 1, 2002, intangible assets with indefinite useful lives are not amortized but instead tested for impairment at least annually.

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

The following is a summary of intangible assets at March 31, 2003 and September 30, 2002:

	March 31, 2003			September 30, 2002
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Definite useful lives
Capitalized software	$194,898	$107,777	$87,121	$183,030	$93,945	$89,085
Trademarks	10,272	1,712	8,560	10,196	680	9,516

Total	$205,170	$109,489	$95,681	$193,226	$94,625	$98,601

Indefinite useful life
Contractual customer relationships			$71,890			$71,286

Total intangible assets			$167,571			$169,887

Amortization expense related to capitalized software was $7,911 and $6,366 for the three months ended March 31, 2003 and 2002, respectively, and $14,948 and $12,285, respectively, for the six months ended March 31, 2003 and 2002. Amortization expense related to trademarks was $498 and $0 for the three months ended March 31, 2003 and 2002, respectively, and $1,007 and $0, respectively, for the six months ended March 31, 2003 and 2002. Estimated amortization expense related to intangible assets with definite lives at September 30, 2002, for each of the years in the five-year period ending September 30, 2007 and thereafter is as follows:

	2003	2004	2005	2006	2007	2008 and thereafter	Total
Fiscal year ending:
Estimated intangibles amortization expense	$29,645	$26,240	$19,396	$14,375	$8,041	$904	$98,601

13.    Segment Data

Under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined that it has two reportable segments based on similarities among the operating units including homogeneity of services, service delivery methods, and use of technology. The two segments are Outsourcing and Consulting.

•	Outsourcing—Hewitt applies its human resources expertise and employs its integrated technology systems to administer its clients’ human resource programs: benefits and workforce management. Benefits outsourcing includes the administration of health and welfare (such as medical) plans, defined contribution (such as 401(k)) plans, and defined benefit (such as pension) plans. Workforce management services include workforce administration, compensation, recruiting and staffing, talent management, performance management, and learning and development.

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

•	Consulting—Hewitt provides a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

Hewitt operates many of the administrative and support functions of its business through the use of centralized shared service operations to provide an economical and effective means of supporting the outsourcing and consulting businesses. These shared services include information systems, human resources, general office support and space management, overall corporate management, finance and legal services. Additionally, Hewitt utilizes a client development group that markets the entire spectrum of its services and devotes resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of the administrative and marketing functions are not allocated to the business segments, rather, they are included in unallocated shared costs. The costs of information systems and human resources, however, are allocated to the outsourcing and consulting segments on a specific identification basis or based on usage and headcount.

The table below presents information about the Company’s reportable segments for the periods presented:

Business Segments	Three Months Ended March 31,		Six Months Ended March 31,
	2003	2002	2003	2002
Outsourcing
Revenues before reimbursements (net revenues)	$295,919	$275,081	$604,092	$551,104
Segment income (1)	53,334	63,672	122,047	139,679

Consulting (2)
Revenues before reimbursements (net revenues)	$182,137	$133,622	$354,283	$261,673
Segment income (1)	39,977	44,513	66,178	82,692

Total Company
Revenues before reimbursements (net revenues)	$478,056	$408,703	$958,375	$812,777
Reimbursements	13,928	6,667	27,534	13,470

Total revenues	$491,984	$415,370	$985,909	$826,247

Segment income (1)	$93,311	$108,185	$188,225	$222,371
Charges not recorded at the Segment level:
Initial public offering restricted stock awards (3)	4,659	—	29,544	—
Unallocated shared costs (1)	44,907	31,332	84,890	59,998

Operating income (1)	$43,745	$76,853	$73,791	$162,373

(1)	Prior to May 31, 2002, owners were compensated through distributions of income. In connection with the Company’s transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and the Company began to record their compensation in compensation and related expenses in arriving at segment income.

HEWITT ASSOCIATES, INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (continued)

MARCH 31, 2003 AND 2002

(Unaudited)

(Dollars in thousands except for share and per share amounts)

(2)	On June 5, 2002, the Company acquired the actuarial and benefits consulting business of Bacon & Woodrow. As such, the results of Bacon & Woodrow have been included in the Company’s Consulting segment results from the acquisition date of June 5, 2002.
(3)	Compensation expense of $4,659 and $29,544 for the three and six months ended March 31, 2003, respectively, related to the amortization of the initial public offering restricted stock awards.

14.    Subsequent Events

Acquisitions

On June 5, 2003, the Company acquired Cyborg Worldwide, Inc., the parent of Cyborg Systems, Inc. (“Cyborg”), a global provider of human resources management software and payroll services. Cyborg will operate within the Company’s Outsourcing segment. The purchase price totaled $43,000 of cash plus the potential for additional performance-based consideration of up to $30,000 payable through 2006.

On June 15, 2003, the Company acquired substantially all of the assets of Northern Trust Retirement Consulting, LLC, Northern Trust Corporation’s retirement consulting and administration business (“NTRC”), which provides retirement consulting and actuarial services and defined benefit, defined contribution and retiree health and welfare administration services. The benefit administration business operates within the Company’s Outsourcing segment and the retirement consulting and actuarial services business within the Consulting segment. The purchase price was comprised of $17,600 of cash for the assignment of client, vendor and third party contract rights and obligations applicable to the acquired business; computer equipment, furniture and leasehold improvements owned and leased in its Atlanta, Georgia facility and the assumption of NTRC’s real estate lease obligation for its Atlanta, Georgia facility.

Planned Secondary Offering of Hewitt Associates

On May 27, 2003, the Company filed a registration statement with the Securities and Exchange Commission in connection with a proposed secondary offering on behalf of Hewitt Holdings’ owners, the former partners of Bacon & Woodrow and the employees of the Company and Bacon & Woodrow who received key employee stock awards. The registration statement covers approximately 11.5 million shares of Class A common stock, including shares issuable upon exercise of the underwriters’ over-allotment option, and was filed pursuant to a request under a registration rights agreement which the Company entered into at the time of its initial public offering.

INDEPENDENT AUDITOR’S REPORT

To the Partners of Bacon & Woodrow.

We have audited the accompanying consolidated balance sheet of the benefits consulting business of Bacon & Woodrow as at September 30, 2001, and the consolidated income statement before partner distributions and the consolidated statement of cash flows and the consolidated statement of partners’ balances for the year then ended. These financial statements are the responsibility of the partners of Bacon & Woodrow. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the benefits consulting business of Bacon & Woodrow as of September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    Smith & Williamson

London, England

16 May 2002

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED INCOME STATEMENT BEFORE PARTNER DISTRIBUTIONS

For the year ended September 30, 2001

(In thousands of U.S. Dollars)

REVENUES
Revenues before reimbursements (net revenues)	$122,883
Reimbursements	2,492

Total Revenues	125,375
OPERATING EXPENSES
Personnel expenses	65,670
Reimbursable expenses	2,492
Selling, general and administrative expenses	13,963
Other operating expenses	14,334

Total Operating Expenses	96,459

OPERATING INCOME	28,916
Other Income (Expense)
Interest income	414
Interest expense	(51)
Other income	247

610

PARTNERSHIP INCOME BEFORE TAXES	29,526
Provision for corporate taxes	(121)

PARTNERSHIP INCOME BEFORE PARTNER DISTRIBUTIONS	$29,405

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED BALANCE SHEET

As of September 30, 2001

(In thousands of U.S. Dollars)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,531
Client receivables, net of reserves of $586	19,260
Work in process, net of reserves of $591	21,008
Other receivables	2,287
Prepaid expenses and other assets	4,546

Total Current Assets	48,632

NON-CURRENT ASSETS
Property and equipment, net	9,823
Investments	103

Total Non-Current Assets	9,926

TOTAL ASSETS	$58,558

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$1,555
Accrued expenses	11,702
Corporate taxes payable	181
Annuities payable within one year	1,546
Provision for onerous property leases	207

Total Current Liabilities	15,191

NON-CURRENT LIABILITIES
Annuities payable	35,557
Deferred corporate taxes	13
Provision for onerous property leases	1,177

Total Non-Current Liabilities	36,747

CAPITAL
Partners’ balances	6,620

TOTAL LIABILITIES AND CAPITAL	$58,558

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended September 30, 2001

(In thousands of U.S. Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES
Partnership income before partner distributions	$29,405
Demerger adjustment	2,477

Partnership income before distributions net of demerger adjustment	31,882

Adjustments to reconcile partnership income before distributions net of demerger adjustment to net cash provided by operating activities:
Depreciation and amortisation	4,013
Increase in net client receivables	(3,646)
Increase in work in process	(3,018)
Increase in other receivables, prepaid expenses and other assets	(1,665)
Decrease in annuities payable	(1,052)
Decrease in accounts payable	(46)
Increase in accrued expenses	2,839
Decrease in taxes payable	(50)

Total Adjustments	(2,625)

Net cash provided by operating activities	29,257

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property and equipment	61
Additions to investments	(17)
Additions to property and equipment	(4,442)

Net cash used in investing activities	(4,398)

CASH FLOWS FROM FINANCING ACTIVITIES
Transfer of Insurance business assets	6,791
Amounts paid to and on behalf of Partners	(32,089)

Net cash used in financing activities	(25,298)

Effect of exchange rate changes on cash	169

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(270)
CASH AND CASH EQUIVALENTS, beginning of year	$1,801

CASH AND CASH EQUIVALENTS, end of year	$1,531

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED STATEMENT OF PARTNERS’ BALANCES

For the year ended September 30, 2001

(In thousands of U.S. Dollars)

Partners’ balances at October 1, 2000	$(84)
Partnership income	29,405
Transfer of Insurance business assets	6,791
Demerger adjustment	2,477

38,589
Distributions to Partners	(23,410)
Taxes paid on behalf of Partners	(8,679)
Effect of exchange rates	120

Partners’ balances at September 30, 2001	$6,620

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

1.    BASIS OF PREPARATION AND PRINCIPLES OF CONSOLIDATION

Basis of preparation

The normal accounting year of Bacon & Woodrow is April 30. These accounts for the Benefits Consulting business of Bacon & Woodrow have been prepared by combining the carved out results for the seven month period from October 1, 2000 to April 30, 2001 with the actual results for the five month period to September 30, 2001, after making the adjustments referred to below. These accounts therefore represent the fiscal year ended September 30, 2001.

1.	Under the terms of a Demerger and Business Transfer Agreement dated December 20, 2000 the Insurance business carried on by certain Partners of Bacon & Woodrow was effectively transferred to Deloitte & Touche at May 1, 2001. Certain assets and liabilities were transferred to Deloitte & Touche at that date and a number of Partners and staff became Partners or employees of Deloitte & Touche.

The effects of the demerger have been removed from these financial statements using the methodology prescribed in the Securities and Exchange Commission’s Staff Accounting Bulletin Topic 1B. The principle assumptions used are as follows:

i)	All of the income and direct expenses associated with the Insurance business for the period from October 1, 2000 to April 30, 2001, including the results of the firm’s subsidiary companies transferred to Deloitte & Touche, have been removed from the income statement.

ii)	All central overheads of the firm for that period have been allocated to the continuing business or to the Insurance business using, in management’s opinion, reasonable methods. Costs have been allocated based on specific identification wherever possible and remaining unassigned costs have been allocated based on the most relevant cost driver for the category of expense (for example, headcount, usage, volume of transactions). The costs that have been attributed to the Insurance business have been excluded from the income statement.

iii)	The income statement recognises 100% of the income or expenditure stream that relates to any asset that remained with Bacon & Woodrow after the demerger had been completed.

2.	At September 30, 2001, Bacon & Woodrow held 25% of the issued share capital of Combined Actuarial Performance Services Limited. This holding was disposed of in December 2001 and, accordingly, the investment and any related income has been excluded from these financial statements.

3.	The current Partnership Deed entitles certain current partners to an annuity following their retirement. A liability of $15,068 has been recognized in these financial statements for annuities payable to current partners, although these obligations will cease to exist as a result of some restructuring to be undertaken in advance of the transaction with Hewitt Associates.

Principles of consolidation

The consolidated financial statements include the accounts of the Benefits Consulting business of Bacon & Woodrow, a partnership of consulting actuaries whose principal place of business is in London, England, and its controlled subsidiary companies. Pursuant to SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries, control is exercised through board representation and long-term majority interest in the subsidiaries’ stock.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

Bacon & Woodrow’s share of earnings or losses of associates, in which at least 20% and not more than 50% of the voting securities is owned, is included in the consolidating operating results using the equity method of accounting. All other investments are accounted for under the cost method and all significant interfirm transactions and profits have been eliminated.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenues are recognised under time-and-material arrangements as services are provided. Revenue represents the net of:

(i)	Net revenues, being invoices raised for services, net of U.K. value added tax; and

(ii)	Reimbursements, being invoices raised for disbursements, net of U.K. value added tax.

Translation of non-U.S. currency amounts

The net assets and operations of entities outside the United States are translated into U.S. dollars using appropriate rates. Assets and liabilities are translated at year-end exchange rates and income and expense items are translated at average exchange rates.

Annuities

Under the terms of the Bacon & Woodrow Partnership Deed, certain Partners admitted to the partnership prior to May 2, 1996 are entitled to receive cash annuities after their retirement from the partnership. These entitlements ceased to accrue on May 1, 1997. The accrued entitlements at that date are subject to adjustment in deferment and payment in line with the pension increases awarded by the Bacon & Woodrow Staff Pension Fund. The partnership’s liability for these payments is unfunded.

The full liability for annuity payments to retired partners (net of contributions receivable from former partners) and current partners, discounted using the firm’s cost of borrowing is included as a liability on the balance sheet. Amounts expected to be payable within 12 months of the balance sheet date are included in current liabilities. The balance of the estimated liability is included as a non-current liability.

The resultant annual charge to the income statement is included in personnel expenses.

Property and equipment

Depreciation on property and equipment has been calculated so as to write down assets on a straight-line basis over their expected useful lives, which are considered to be:

Leasehold improvements	— Over the lesser of the useful life or term of the lease
Computer equipment	— 3 years
Furniture, fixtures, fittings and other equipment	— 3–5 years

Computer software development expenditures have been accounted for in accordance with SOP 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

Investments

Investments in which Bacon & Woodrow has the ability to exercise significant influence are accounted for under the equity method.

Work in process

Work in process is shown at its estimated net realisable value. Unbilled disbursements have also been included at their estimated net realisable value.

Use of estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Estimates are used when accounting for revenue, allowances for uncollectable receivables, investments in affiliates, depreciation and amortisation, employee benefits plans and taxes.

Provision for taxation

The provision for tax shown in the financial statements represents the corporate taxes payable by certain subsidiary companies. No provision has been made in these financial statements for the personal income taxes payable by the partners of Bacon & Woodrow.

Recently issued accounting standards

The management of Bacon & Woodrow does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on these financial statements.

Concentrations of credit risk

Financial instruments that subject the partnership and its subsidiaries to credit risk consist primarily of accounts receivable and unbilled revenues. Concentrations of credit risk are limited due to the large number of clients of the partnership and their dispersion across many different industries. Provision is made against client receivables and work in process when management becomes aware that an amount is likely to be irrecoverable.

Cash and cash equivalents

Cash and cash equivalents consist principally of amounts held on deposit at one bank.

Lines of credit

The partnership has an unused line of credit of $11 million at September 30, 2001.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

Long-lived assets

The partnership and its subsidiaries identify and record impairment on long-lived assets when events and circumstances indicate that such assets have been impaired. The recoverability of long-lived assets is evaluated periodically and impairment, if any, is recognised on the basis of expected discounted cash flows.

3.    PROVISION FOR ONEROUS PROPERTY LEASES

Provision at September 30, 2001	$1,384

Bacon & Woodrow has long term lease commitments on a number of properties that are surplus to current operating requirements. Each of the buildings has been, or is available to be, sub-let to a third party. A provision of $1,384, representing the partnership’s estimated undiscounted liability, net of estimated rental income, has been recognised for future onerous property lease costs that are expected to be incurred between 2001 and 2016.

4.    PREPAID EXPENSES AND OTHER ASSETS

Prepaid rent and service charges	$1,432
Prepaid rates	619
Prepaid professional indemnity insurance	1,118
Other assets	1,377

$4,546

5.    ACCRUED EXPENSES

Value Added Tax	$1,364
Payroll taxes	3,088
Accrued compensation	3,840
Other accrued expenses	3,410

$11,702

6.    TAXES

Taxes relating to the income of the partnership are the responsibility of the individual partners and accordingly no provision is made in these financial statements for that liability.

Certain U.K. corporate taxes are payable by group companies as follows;

Provision at October 1, 2000	$231
Corporate taxes paid in the year	(171)
Corporate taxes accrued on the results for the year	121

Provision at September 30, 2001	$181

Deferred corporate taxes in certain group companies reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The group’s deferred tax liabilities are as follows;

Deferred tax liabilities
Property and equipment	$13

Total Deferred Tax Liabilities at September 30, 2001	$13

7.    PARTNERS’ BALANCES

Partners’ balances at September 30, 2001 represent undistributed earnings and the income tax thereon. Amounts are expected to be paid out to current partners, and to the relevant tax authorities on behalf of current partners, in one or more installments on or prior to April 30, 2002. The Demerger Adjustment included in the Consolidated Statements of Partners’ Balances and Cash Flows represents the difference between the cash impact and the accounting effect of the transfer of the Insurance business as described in Note 1.

8.    PROPERTY AND EQUIPMENT

	Leasehold improvements	Furniture, fixtures and fittings	Computer equipment	Other equipment	Total
Cost at September 30, 2001	$4,208	$5,719	$17,345	$1,852	$29,124
Depreciation at September 30, 2001	(1,983)	(3,201)	(12,722)	(1,395)	(19,301)

Net Book Value at September 30, 2001	$2,225	$2,518	$4,623	$457	$9,823

9.    INVESTMENTS

The partnership of Bacon & Woodrow owns 100% of the share capital of Bacon & Woodrow Limited, Bacon & Woodrow Properties Company and a dormant company, 55 East Street Limited.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

The Bacon & Woodrow Limited group includes the following subsidiary and affiliated companies:

Company	Activity	Proportion of ordinary shares held %
Bacon & Woodrow Consulting Ltd	Computer Software and Consultancy Services	100
Bacon & Woodrow Investment Services Ltd	Consultancy Services	100
Bacon & Woodrow Partnerships Ltd	Holding Company	100
Bacon & Woodrow Service Company Ltd	Provision of staff to Bacon & Woodrow	100
Cockman, Consultants & Partners Ltd	Holder of property lease	100
Pensions Central Library Ltd	Provision of occupational pension scheme information	100
PFA Systems Ltd	Computer Software and Consultancy Services	100
Triskel Communications Ltd	Communication Services	100
Bacon Woodrow & Legris Ltd	Actuarial Services	33
Bacon & Woodrow Investment Consulting Limited	Investment Services	100
Executive Remuneration Review Ltd	Remuneration Consultancy Services	50
Kerr Henderson Bacon & Woodrow Ltd	Actuarial Services	50
Bacon & Woodrow Associates Ltd	Dormant	100
Bacon & Woodrow Financial Services Ltd	Dormant	100
Bacon & Woodrow Insurance Consulting Ltd	Dormant	100
Bacon & Woodrow Pension Administration Services Ltd	Dormant	100
Bacon & Woodrow Trustees Ltd	Dormant	100
PFA Administration Services Ltd	Dormant	100

In addition, Bacon & Woodrow Partnerships Limited is a corporate partner in Bacon & Woodrow—Guernsey Practice (15%) and in Delany, Bacon & Woodrow (30%) and accounts for the relevant shares of profit based on the equity method of accounting.

On May 1, 2001, as part of the transfer of the Insurance business Bacon & Woodrow disposed of its interest in Bacon & Woodrow SARL and Bacon & Woodrow Ltd disposed of its interests in Bacon & Woodrow London Market Services Ltd, Bacon & Woodrow BV, Bacon & Woodrow GmbH and Bacon & Woodrow SARL. The effects of these transactions have been excluded from these financial statements.

10.    LEASE COMMITMENTS

The Bacon & Woodrow group has various non-cancellable operating lease agreements for office space, with various renewal options and terms that extend to 2023. One lease for a building that is still under construction has not yet commenced and accordingly the lease start date has been estimated in the schedule below. Rental expense (net of sublease income of $270) was $5,052 in fiscal 2001. Future minimum rental commitments under these leases (in thousands of U.S. Dollars) as of September 30, 2001 are as follows;

Year to September 30, 2002	$5,217
2003	5,276
2004	6,115
2005	8,615
2006	8,496
Thereafter	90,153

Total	$123,872

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

Total minimum rental commitments have not been reduced for future minimum sublease rentals.

11.    WORK IN PROCESS

Work in process	$20,316
Unbilled disbursements	1,283

$21,599
Less provision against net realisable value	(591)

Work in process September 30, 2001	$21,008

12.    COMMITMENTS AND CONTINGENCIES

At September 30, 2001 the firm is involved in various legal proceedings, claims and litigation arising in the ordinary course of business. Based on its current assessment, management believes that the firm’s financial statements include adequate provision for estimated costs and losses that may ultimately be incurred with regard to such matters.

13.    SUBSEQUENT EVENT

Bacon & Woodrow expects to enter into a definitive agreement to sell its Benefits Consulting business to Hewitt Associates, Inc. (“Hewitt”). The transaction is expected to close in June 2002. Pursuant to the agreement, the former partners and employees of Bacon & Woodrow will receive an aggregate of 1.4 million shares of Hewitt’s series A preferred stock which may be exchanged for shares of Hewitt’s common stock valued at £140 million ($204 million), and Hewitt will assume approximately £16.5 million ($24 million) of Bacon & Woodrow’s liabilities in excess of assets. The foregoing amounts are based on a May 9, 2002 exchange rate of 1.46 U.S. Dollars per British Pound Sterling. Commencing five trading days following the 25th day after the consummation of Hewitt’s proposed initial public offering (“offering”), the former partners and employees of Bacon & Woodrow will be entitled to put their shares of series A preferred stock, and commencing 60 days after consummation of the offering Hewitt will have the right to call Bacon & Woodrow’s shares of series A preferred stock, in exchange for shares of Hewitt’s common stock based on the average closing price per share for Hewitt’s class A common stock on the New York Stock Exchange for the five trading days following the 25th day after the consummation of the offering. The actual applicable exchange rate from U.S. Dollars to British Pounds Sterling will be based on the average exchange rate for the same five trading day period. In exchange for their shares of series A preferred stock, the former partners of Bacon & Woodrow will receive shares of Hewitt class B common stock and Hewitt class C common stock, and the non-partner employees of Bacon & Woodrow will receive shares of Hewitt class A common stock.

14.    PROFIT SHARING AND RETIREMENT PLANS

Bacon & Woodrow operates a Performance Related Bonus (PRB) scheme for all permanent employees in the U.K. The annual bonus is determined by management and amounted to $5,542 in fiscal 2001.

Bacon & Woodrow maintains a contributory Defined Contribution employee retirement plan and a non-contributory Defined Benefit employee retirement plan, which was closed to new entrants in 1998. The Bacon & Woodrow Staff Pension Scheme in which the employees participate is administered on a Bacon & Woodrow group basis and total contributions are assessed by a qualified actuary on the cost of providing pensions across all participating companies.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

The following schedules provide information concerning the Defined Benefit pension plan.

Changes in projected benefit obligation
Projected benefit obligation, beginning of year	$43,551
Service cost	2,186
Interest cost	2,528
Expenses	(101)
Actuarial gain	(4,217)
Benefits paid	(780)
Foreign exchange movements	(266)

Projected benefit obligation, end of year	$42,901

Funded status
Plan assets at market value at September 30, 2001	$38,231
Projected benefit obligation	(42,901)

PBO in excess of plan assets	$(4,670)

Unrecognised net loss on assets	$(9,713)
Unrecognised net asset at transition	5,072
Accrued pension expense	(29)

$(4,670)

Components of pension expense
Service cost	$2,186
Interest cost	2,528
Expected return on plan assets	(3,694)
Amortisation of transition obligation	(217)

Total	$803

Assumptions
Asset return	7.50%
Discount rate	6.00%

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED INCOME STATEMENT BEFORE PARTNER DISTRIBUTIONS

For the six months ended March 31, 2002

(Unaudited)

(in thousands of U.S. Dollars)

REVENUES
Revenues before reimbursements (net revenues)	$66,681
Reimbursements	1,867

Total Revenues	68,548

OPERATING EXPENSES
Personnel expenses	36,639
Reimbursable expenses	1,867
Selling, general and administrative expenses	7,270
Other operating expenses	8,474

Total Operating Expenses	54,250

OPERATING INCOME	14,298

Other Income (Expense)
Interest income	97
Interest expense	(82)
Other income	75

90

PARTNERSHIP INCOME BEFORE TAXES	14,388
Provision for corporate taxes	—

PARTNERSHIP INCOME BEFORE PARTNER DISTRIBUTIONS	$14,388

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED BALANCE SHEET

As of September 30, 2001 and March 31, 2002

(in thousands of U.S. Dollars)

	September 30, 2001	March 31, 2002
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,531	$1,126
Client receivables, net of reserves of $586 and $192, respectively	19,260	19,217
Work in process, net of reserves of $591 and $950, respectively	21,008	19,012
Other receivables	2,287	1,365
Prepaid expenses & other assets	4,546	2,366

Total Current Assets	48,632	43,086

NON-CURRENT ASSETS
Property and equipment, net	9,823	11,170
Investments	103	78

Total Non-Current Assets	9,926	11,248

TOTAL ASSETS	$58,558	$54,334

LIABILITIES
CURRENT LIABILITIES
Short-term debt	$—	$27,008
Accounts payable	1,555	356
Accrued expenses	11,702	11,160
Corporate taxes payable	181	95
Annuities payable within one year	1,546	1,498
Provision for onerous property leases	207	168

Total Current Liabilities	15,191	40,285

NON-CURRENT LIABILITIES
Annuities payable	35,557	34,839
Deferred corporate taxes	13	13
Provision for onerous property leases	1,177	1,074

Total Non-Current Liabilities	36,747	35,926

CAPITAL
Partners’ balances	6,620	(21,877)

TOTAL LIABILITIES AND CAPITAL	$58,558	$54,334

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended March 31, 2002

(Unaudited)

(in thousands of U.S. Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES
Partnership income before partner distributions	$14,388
Adjustments to reconcile partnership income before partner distributions to net cash provided by operating activities
Depreciation and amortisation	2,056
Profit on part-disposal of Bacon Woodrow & Legris	(39)
Decrease in net client receivables	43
Decrease in work in process	1,996
Decrease in other receivables, prepaid expenses and other assets	3,102
Decrease in accounts payable	(1,199)
Decrease in accrued expenses	(685)
Decrease in annuities payable	(767)
Decrease in taxes payable	(86)

Total Adjustments	4,421

Net cash provided by operating activities	18,809

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from part-disposal of Bacon Woodrow & Legris	43
Sales of investments	22
Additions to property and equipment	(3,731)

Net cash used in investing activities	(3,666)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings of short-term debt	27,008
Amounts paid to and on behalf of Partners	(43,267)
Tax provision	213
CAPS dividend	55

Net cash used in financing activities	(15,991)

Effect of exchange rates	443

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(405)
CASH AND CASH EQUIVALENTS, beginning of period	1,531

CASH AND CASH EQUIVALENTS, end of period	$1,126

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended March 31, 2002

(Unaudited)

(in thousands of U.S. Dollars)

1.    BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Basis of Presentation

The consolidated financial statements include the accounts of the Benefits Consulting business of Bacon & Woodrow and its active subsidiaries, Bacon & Woodrow Limited and Bacon & Woodrow Properties Company. The consolidated financial results are unaudited and should be read in conjunction with the annual consolidated financial statements of the partnership. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States by Bacon & Woodrow’s management and reflect all adjustments, that in the opinion of management, are necessary for a fair presentation of the interim period presented. Interim period operating results may not be indicative of the operating results for a full year.

Principles of consolidation

The consolidated financial statements include the accounts of the Benefits Consulting business of Bacon & Woodrow, a partnership of consulting actuaries whose principal place of business is in London, England, and its controlled subsidiary companies. Pursuant to SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries, control is exercised through board representation and long-term majority interest in the subsidiaries’ stock.

Bacon & Woodrow’s share of earnings or losses of associates, in which at least 20% and not more than 50% of the voting securities is owned, is included in the consolidating operating results using the equity method of accounting. All other investments are accounted for under the cost method and all significant interfirm transactions and profits have been eliminated.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenues are recognised under time-and-material arrangements as services are provided. Revenue represents the net of:

(i)	Net revenues, being invoices raised for services, net of U.K. value added tax; and

(ii)	Reimbursements, being invoices raised for disbursements, net of U.K. value added tax.

Annuities

Under the terms of the Bacon & Woodrow Partnership Deed, certain Partners admitted to the partnership prior to May 2, 1996 are entitled to receive cash annuities after their retirement from the partnership. These entitlements ceased to accrue on May 1, 1997. The accrued entitlements at that date are subject to adjustment in deferment and payment in line with pension increases awarded by the Bacon & Woodrow Staff Pension Fund. The partnership’s liability for these payments is unfunded.

The full liability for annuity payments to retired partners (net of contributions receivable from former partners) and current partners, discounted using the firm’s cost of borrowing is included as a liability on the balance sheet. Amounts expected to be payable within 12 months of the balance sheet date are included in current liabilities. The balance of the estimated liability is included as a non-current liability.

The resultant charge to the income statement is included in personnel expenses.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the six months ended March 31, 2002

(Unaudited)

(in thousands of U.S. Dollars)

Translation of non-U.S. currency amounts

The net assets and operations of entities outside the United States are translated into U.S. dollars using appropriate rates. Assets and liabilities are translated at period-end exchange rates and income and expense items are translated at average exchange rates.

Work in process

Work in process is shown at its estimated net realisable value. Unbilled disbursements have also been included at their estimated net realisable value.

Provision for taxation

The provision for tax shown in the financial statements represents the corporate taxes payable by certain subsidiary companies. No provision has been made in these financial statements for the personal income taxes payable by the partners of Bacon & Woodrow.

Recently issued accounting standards

In March 2002, the FASB issued Emerging Issues Task Force (EITF) Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. EITF 01-14 requires that reimbursements received for out-of-pocket expenses incurred should be characterised as revenues in the statement of operations. Bacon & Woodrow has adopted EITF 01-14 during the quarter ended March 31, 2002 and has, accordingly, restated revenue for all periods reported. Previously the cost of out-of-pocket expense reimbursements was classified as an offset against revenue.

3.    PROVISION FOR ONEROUS PROPERTY LEASES

Provision at March 31, 2002	$1,241

Bacon & Woodrow has long term lease commitments on a number of properties that are surplus to current operating requirements. Each of the buildings has been, or is available to be, sub-let to a third party. A provision of $1,241 representing the partnership’s estimated undiscounted liability, net of estimated rental income, has been recognised for future onerous property lease costs that are expected to be incurred between 2002 and 2016.

4.    TAXES

Taxes relating to the income of the partnership are the responsibility of the individual partners and accordingly no provision is made in these financial statements for that liability.

Certain U.K. corporate taxes amounting to $95 at March 31, 2002 are payable by group companies.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the six months ended March 31, 2002

(Unaudited)

(in thousands of U.S. Dollars)

Deferred corporate taxes in certain group companies reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The group’s deferred tax liabilities total $13 at March 31, 2002.

5.    PARTNERS’ BALANCES

Partners’ balances at March 31, 2002 represent undistributed earnings and the income tax thereon. Under the terms of the Bacon & Woodrow Partnership Deed profit is recognised on a different basis from the basis adopted in these financial statements. As a UK partnership Bacon & Woodrow is not required to comply with accounting principles generally accepted in the United States and, in particular, the liability to pay annuities to retired partners described in Note 2 above is not recognised by the partnership in the annual accounts prepared for the partners. The balance at March 31, 2002 shown in these financial statements is made up as follows:

Undistributed earnings and income tax thereon	$330
Liability for unfunded annuities and other US GAAP adjustments	(22,207)

Balance at March 31, 2002	$(21,877)

In the six months to March 31, 2002 the partnership has sought to increase the proportion of its working capital that is financed by third parties and has, in consequence, reduced the financing provided by partners

6.    SHORT TERM DEBT

At March 31, 2002 the partnership has short-term sterling facilities totaling $28.5 million from one bank. Borrowings under these facilities at March 31, 2002 amounted to $27.0 million. The facilities are repayable; on demand and are subject to an annual commitment fee. The weighted average interest rate in the period was approximately 4.9%.

7.    COMMITMENTS AND CONTINGENCIES

At March 31, 2002 the firm is involved in various legal proceedings, claims and litigation arising in the ordinary course of business. Based on its current assessment, management believes that the firm’s financial statements include adequate provision for estimated costs and losses that may ultimately be incurred with regard to such matters.

8.    SUBSEQUENT EVENT

Bacon & Woodrow expects to enter into a definitive agreement to sell its benefits consulting business to Hewitt Associates, Inc. (“Hewitt”). The transaction is expected to close in June 2002. Pursuant to the agreement, the former partners and employees of Bacon & Woodrow will receive an aggregate of 1.4 million shares of Hewitt’s series A preferred stock which may be exchanged for shares of Hewitt’s common stock valued at £140 million ($204 million), and Hewitt will assume approximately £16.5 million ($24 million) of Bacon & Woodrow’s liabilities in excess of assets. The

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the six months ended March 31, 2002

(Unaudited)

(in thousands of U.S. Dollars)

foregoing amounts are based on a May 9, 2002 exchange rate of 1.46 U.S. Dollars per British Pound Sterling. Commencing five trading days following the 25th day after the consummation of Hewitt’s proposed initial public offering (“offering”), the former partners and employees of Bacon & Woodrow will be entitled to put their shares of series A preferred stock, and commencing 60 days after consummation of the offering Hewitt will have the right to call Bacon & Woodrow’s shares of series A preferred stock, in exchange for shares of Hewitt’s common stock based on the average closing price per share for Hewitt’s class A common stock on the New York Stock Exchange for the five trading days following the 25th day after the consummation of the offering. The actual applicable exchange rate from U.S. Dollars to British Pounds Sterling will be based on the average exchange rate for the same five trading day period. In exchange for their shares of series A preferred stock, the former partners of Bacon & Woodrow will receive shares of Hewitt class B common stock and Hewitt class C common stock, and the non-partner employees of Bacon & Woodrow will receive shares of Hewitt class A common stock.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

9,850,000 Shares

Hewitt Associates, Inc.

Class A Common Stock

Goldman, Sachs & Co.

Banc of America Securities LLC

Citigroup

JPMorgan

UBS Investment Bank

Wachovia Securities

Representatives of the Underwriters

PART II

INFORMATION NOT REQUIRED IN THIS PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Other expenses in connection with the issuance and distribution of the securities to be registered hereunder, all of which will be paid by us, will be substantially as follows (all amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers (NASD) filing fee):

Item	Amount
Securities and Exchange Commission registration fee	$19,724
NASD filing fee	27,134
Accounting fees and expenses	200,000
Legal fees and expenses	300,000
Transfer agent fees and expenses	30,000
Printing expenses	150,000
Miscellaneous expenses	73,142

Total	$800,000

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Article Nine of the Registrant’s Certificate of Incorporation generally provides that the Registrant shall indemnify its officers and directors to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Article Seven of the Registrant’s Certificate of Incorporation provides that no director shall be personally liable to the Registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of such Article Seven shall not adversely affect any right or protection of a director of the Registrant for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

The Registrant maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of such policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Item 16. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit	Description of Exhibit
1.1	Form of Underwriting Agreement.

2.1†	Business Amalgamation Agreement between the Partners of Bacon & Woodrow signatory thereto, Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 2.1 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

2.2†	Amendment to Business Amalgamation Agreement, between the Partners of Bacon & Woodrow signatory thereto, Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated by reference to Exhibit 2.2 to Hewitt Associates, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2002).

3.1†	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

3.2†	Amended and Restated By-laws (incorporated herein by reference to Exhibit 3.2 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

3.3†	Certificate of Designation for Series A Preferred Stock (incorporated herein by reference to Exhibit 3.3 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

4.1†	Specimen Class A Common Stock Certificate of the Registrant (incorporated herein by reference to Exhibit 4.1 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

5.1	Opinion of McDermott, Will & Emery.

10.1†	Amended and Restated Multicurrency Promissory Note, dated February 23, 1998.

10.2†	Hewitt Global Stock and Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to Hewitt Associates, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

10.3+	Amended and Restated Registration Rights Agreement between Hewitt Holdings LLC and Hewitt Associates, Inc.

10.4†	Hewitt Associates LLC Note Purchase Agreement, dated May 1, 1996, authorizing the issue and sale of $50,000,000 aggregate principal amount of its 7.45% Senior Notes due May 30, 2008.

10.5†	Hewitt Associates LLC Note Purchase Agreement, dated as of March 15, 2000, authorizing the issue and sale of $15,000,000 aggregate principal amount of its 7.94% Senior Notes, Series A, Tranche 1, due March 30, 2007 and $35,000,000 aggregate principal amount of its 8.08% Senior Notes, Series A, Tranche 2, due March 30, 2012.

10.6†	Hewitt Associates LLC First Amendment to Note Purchase Agreement, dated as of
June 15, 2000, amending the Note Purchase Agreement authorizing the issue and sale of $15,000,000 aggregate principal amount of its 7.94% Senior Notes, Series A, Tranche 1, due March 30, 2007 and $35,000,000 aggregate principal amount of its 8.08% Senior Notes, Series A, Tranche 2, due March 30, 2012 (incorporated herein by reference to Exhibit 10.6 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

Exhibit	Description of Exhibit

10.7†	Hewitt Associates LLC Supplemental Note Purchase Agreement (Series B), dated as of June 15, 2000, authorizing the issue and sale of $10,000,000 aggregate principal amount of Subsequent Notes designated as its 8.11% Senior Notes, Series B, due June 30, 2010.

10.8†	Hewitt Associates LLC Supplemental Note Purchase Agreement (Series C), dated as of June 15, 2000, authorizing the issue and sale of $15,000,000 aggregate principal amount of Subsequent Notes designated as its 7.93% Senior Notes, Series C, due June 30, 2007.

10.9†	Hewitt Associates LLC Supplemental Note Purchase Agreement (Series D), dated as of October 1, 2000, authorizing the issue and sale of $10,000,000 aggregate principal amount of Subsequent Notes designated as its 7.65% Senior Notes, Series D, due
October 15, 2005.

10.10†	Hewitt Associates LLC Supplemental Note Purchase Agreement (Series E), dated as of October 1, 2000, authorizing the issue and sale of $15,000,000 aggregate principal amount of Subsequent Notes designated as its 7.90% Senior Notes, Series E, due
October 15, 2010.

10.11†	Transfer Restriction Agreement between Hewitt Holdings LLC and Hewitt Associates, Inc.

10.12*†	Distribution Agreement between Hewitt Holdings LLC and Hewitt Associates LLC.

10.13†	Revolving and Term Credit Facility by and among Hewitt Associates LLC, Harris Trust and Savings Bank, Individually and as Agent, and the Lenders Party thereto dated as of
May 28, 1996, as amended by Amendments 1 through 6 thereto.

10.14†	Transfer Restriction Agreement between Hewitt Associates, Inc. and the partners of Bacon & Woodrow (incorporated herein by reference to Exhibit 10.14 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.15†	Services Agreement between Hewitt Holdings LLC and Hewitt Associates LLC (incorporated herein by reference to Exhibit 10.15 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.16†	First Amendment and Waiver to Note Purchase Agreement, dated May 31, 2002, authorizing the issue and sale of $50,000,000 aggregate principal amount of its 7.45% Senior Notes due May 30, 2008.

10.17†	Second Amendment and Waiver to Note Purchase Agreement, dated May 31, 2002, authorizing the issue and sale of $15,000,000 of its 7.94% Senior Notes, Series A, Tranche 1, $35,000,000 of its 8.08% Senior Notes, Series A, Tranche 2, $10,000,000 of its 8.11% Senior Notes, Series B, $15,000,000 of its 7.93% Senior Notes, Series C, $10,000,000 of its 7.65%, Senior Notes, Series D, and $15,000,000 of its 7.90% Senior Notes, Series E.

10.18†	Ownership Interest Transfer Agreement between Hewitt Holdings LLC and Hewitt Associates, Inc.

10.19†	Lease Agreement by and between Hewitt Properties I LLC and Hewitt Associates LLC dated as of October 1, 1997, as amended on May 31, 2002.

10.20†	Lease Agreement by and between Hewitt Properties III LLC and Hewitt Associates LLC dated as of April 22, 1999, as amended on May 31, 2002.

10.21†	Seventh Amendment to Revolving and Term Credit Agreement by and among Hewitt Associates LLC, Harris Trust and Savings Bank, Individually and as Agent, and the Lenders Party thereto (incorporated herein by reference to Exhibit 10.21 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.22†	Three Year Credit Agreement, dated as of September 27, 2002, among Hewitt Associates LLC and Harris Trust and Savings Bank, Bank of America NA, Wells Fargo Bank NA, Wachovia Bank NA.

Exhibit	Description of Exhibit

10.23†	364-Day Credit Agreement, dated as of September 27, 2002, among Hewitt Associates LLC and Harris Trust and Savings Bank, Bank of America NA, Wells Fargo Bank NA, Wachovia Bank NA.

10.24†	Aggregate Term Facility, dated as of June 5, 2002 and amended on August 29, 2002, by and among Hewitt Bacon & Woodrow Limited and Barclays Bank PLC (incorporated by reference to Exhibit 10.24 to Hewitt Associates, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2002).

10.25†	Lease Agreement by and between Hewitt Properties II LLC and Hewitt Associates LLC dated as of July 31, 1998, as amended on May 31, 2002.

10.26†	Lease Agreement by and between Hewitt Properties IV LLC and Hewitt Associates LLC dated as of April 22, 1999, as amended on May 31, 2002.

10.27†	Lease Agreement by and between Hewitt Properties IV LLC and Hewitt Associates LLC dated as of April 22, 1999, as amended on May 31, 2002.

10.28†	Lease Agreement by and between LaSalle Bank National Association—Trust # 108178, Trustee for Overlook Associates with Hewitt Holdings LLC (51%) and Tower Parkway Associates (49%) as general partners and Hewitt Associates LLC dated as of May 15, 1989, as amended by amendments 1 through 9 thereto.

10.29†	Lease Agreement by and between LaSalle Bank National Association—Trust # 108178, Trustee for Overlook Associates with Hewitt Holdings LLC (51%) and Tower Parkway Associates (49%) as general partners and Hewitt Associates LLC dated as of August 15, 1995, as amended on October 1, 1995 and September 28, 2001.

10.30†	Lease Agreement by and between LaSalle Bank National Association—Trust # 108178, Trustee for Overlook Associates with Hewitt Holdings LLC (51%) and Tower Parkway Associates (49%) as general partners and Hewitt Associates LLC dated as of December 1, 1989, as amended on September 28, 2001.

10.31	Stockholders’ Agreement by and among Hewitt Associates, Inc., Hewitt Holdings LLC and the Covered Persons signatory thereto dated as of July 1, 2003.

21+	Subsidiaries.

23.1	Consent of Nexia Audit Limited, successor to Smith & Williamson.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of McDermott, Will & Emery (incorporated by reference into Exhibit 5.1).

24.1†	Power of Attorney.

99.1	Table of Selling Stockholders.

*	Confidential treatment requested for portions of this document.
†	Previously filed.
+	Refiled herewith.

Financial Statements:

Financial Statements filed as a part of this registration statement are listed in the Index to Financial Statements on page F-1.

Financial Statement Schedules:

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent, or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe it meets all requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincolnshire, State of Illinois, on July 25, 2003.

HEWITT ASSOCIATES, INC.

By:	/S/ DALE L. GIFFORD
Dale L. Gifford Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed on July 25, 2003, by the following persons in the capacities indicated.

Name and Signatures	Title

/s/ DALE L. GIFFORD Dale L. Gifford	Chief Executive Officer and Chairman of the Board

* Dan A. DeCanniere	Chief Financial Officer (Principal Financial and Accounting Officer)

* Bryan Doyle	Director

* Cheryl A. Francis	Director

* Julie S. Gordon	Director

* Daniel J. Holland	Director

* Michele M. Hunt	Director

* James P. Kelly	Director

* Cary D. McMillan	Director

* Alberto Santos Jr.	Director

* Judith A. Whinfrey	Director

*By: /s/ DALE L. GIFFORD As: Attorney-in-Fact

S-1